     As Filed with the Securities and Exchange Commission on June 23, 1999

                                                      Registration No. 333 -

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                               BB&T CORPORATION
            (Exact name of registrant as specified in its charter)

                                     6060
    North Carolina       (Primary Standard Industrial      56-0939887
    (State or other       Classification Code Number)   (I.R.S. Employer
    jurisdiction of                                  Identification Number)
   incorporation or
     organization)

                               ---------------

                            200 West Second Street
                      Winston-Salem, North Carolina 27101
                                (336) 733-2000
         (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                            Jerone C. Herring, Esq.
                       200 West Second Street, 3rd Floor
                      Winston-Salem, North Carolina 27101
                                (336) 733-2180
           (Name, address, including Zip Code, and telephone number,
                  including area code, of agent for service)

                               ---------------
                 The Commission is requested to send copies of
                            all communications to:

           Douglas A. Mays                       Charles D. Dunbar
  Womble Carlyle Sandridge & Rice,            Elizabeth Osenton Lord
                PLLC                           Jackson & Kelly PLLC
     3300 One First Union Center                1600 Laidley Tower
Charlotte, North Carolina 28202-6025      Charleston, West Virginia 25322

                               ---------------

  Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

                               ---------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
                                                            Proposed
                                             Proposed        maximum
                                             maximum        aggregate
  Title of each class of     Amount to be offering price    offering           Amount of
securities to be registered   registered     per unit         price         registration fee
--------------------------------------------------------------------------------------------
Common Stock,
 par value
 $5.00 per
 share(1)....                 3,182,309         (2)      $110,383,757.50(3)    $9,506.66(4)
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

(1) Each share of the registrant's common stock includes one preferred share purchase right.
(2) Not applicable.
(3) Computed in accordance with Rule 457(f) based on the average of the high ($23.25) and low ($23.00) sales price of the common stock of Matewan BancShares, Inc. on June 18, 1999 as reported on The Nasdaq National Market, and on the average of the high ($30.00) and low ($30.00) sales price of the preferred stock of Matewan BancShares, Inc. on June 18, 1999 as reported on The Nasdaq SmallCap Market.
(4) Pursuant to Rule 457(b), the registration fee has been reduced by an amount equal to the fee of $21,180.02 paid upon the filing with the Commission of the preliminary proxy materials of Matewan BancShares, Inc. (File No. 0-16707) on June 10, 1999.

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

-------------------------------------------------------------------------------
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

                           MATEWAN BANCSHARES, INC.
                        Second Avenue and Vinson Street
                           Williamson, West Virginia

                ----------------------------------------------
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JULY 27, 1999
                ----------------------------------------------

TO THE SHAREHOLDERS OF MATEWAN BANCSHARES, INC.:

  Matewan will hold a special meeting of shareholders at Embassy Suites, 300 Court Street, Charleston, West Virginia, at 11:00 a.m. local time on Tuesday, July 27, 1999, to vote on:

  1 . A proposal to approve the Amended and Restated Agreement and Plan of Reorganization, dated as of February 24, 1999, between Matewan and BB&T Corporation, a related plan of merger and the transactions those documents contemplate. These transactions include the merger of Matewan into BB&T.

  2. Any other matters that properly come before the special meeting, or any adjournments or postponements of the special meeting.

  Shareholders of Matewan of record at the close of business on June 15, 1999 are entitled to notice of and to vote at the meeting. You are cordially invited to attend the meeting in person; however, whether or not you plan to attend, we urge you to complete, date and sign the accompanying proxy card and to return it promptly in the enclosed postage prepaid envelope.

                                          BY ORDER OF THE BOARD OF DIRECTORS

Williamson, West Virginia                 Pauline Roberson
June 22, 1999                             Secretary

  Please complete, sign, date and return the enclosed proxy card promptly whether or not you plan to attend the meeting. Failure to return a properly executed proxy or to vote at the meeting will have the same effect as a vote against the merger. Please do not send in any certificates for your shares at this time.

                                [Matewan logo]
                     (LOGO OF FIRST CITIZENS APPEARS HERE)


                        SPECIAL MEETING OF SHAREHOLDERS

                 MERGER PROPOSAL--YOUR VOTE IS VERY IMPORTANT

  The board of directors of Matewan BancShares, Inc. has unanimously approved a merger combining Matewan and BB&T Corporation. In the merger, Matewan shareholders will receive 0.67 shares of BB&T common stock for each share of Matewan common stock and 0.8375 shares of BB&T common stock for each share of Matewan preferred stock. Matewan shareholders generally will not recognize federal income tax gain or loss for the BB&T stock they receive. The merger will join Matewan's strengths as a community banking system serving southwestern West Virginia, western Kentucky and southwestern Virginia with BB&T's position as a leading bank throughout the Carolinas and Virginia, enabling the combined company to offer Matewan's customers a broad range of financial products and services.

  At the meeting, you will consider and vote on the merger agreement. The merger cannot be completed unless holders of at least a majority of Matewan common stock and the holders of at least a majority of Matewan preferred stock approve it. The Matewan board believes the merger is in the best interests of Matewan shareholders and unanimously recommends that shareholders vote to approve the merger agreement. No vote of BB&T shareholders is required to approve the merger agreement.

  On June 21, 1999, the closing price of BB&T stock was $35.50. If this were the stock price just before the merger occurred, the value of the BB&T stock that Matewan shareholders would receive for each share of Matewan common stock would be $23.79 and the value of the BB&T stock that Matewan shareholders would receive for each share of Matewan preferred stock would be $29.73. The closing price of Matewan common stock on that date was $23.25 and the closing price of Matewan preferred stock was $30.00. These prices will, however, fluctuate between now and the merger.

  The date, time and place of the meeting are:

  July 27, 1999
  11:00 a.m.
  Embassy Suites
  300 Court Street
  Charleston, West Virginia

  There will be a complimentary buffet lucheon following the meeting.

  This proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. You can also obtain other information about Matewan and BB&T from documents filed with the Securities and Exchange Commission.

  Whether or not you plan to attend the meeting, if you are a holder of Matewan stock please take the time to vote by completing and mailing the enclosed proxy card to us. If you fail to return your card or vote in person, the effect will be a vote against approval of the merger agreement. Your vote is very important. You can revoke your proxy by writing to Matewan's corporate secretary any time before the meeting or by attending the meeting and voting in person.

  On behalf of the Board of Directors of Matewan, I urge you to vote "FOR" approval and adoption of the merger agreement.

                                                                   Dan R. Moore
                                Chairman, President and Chief Executive Officer

 Neither the Securities and Exchange Commission nor any state securities regulators have approved the BB&T common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

  This proxy statement/prospectus is dated June 22, 1999 and is expected to be first mailed to shareholders of Matewan on June 25, 1999.

                               TABLE OF CONTENTS

A WARNING ABOUT FORWARD-LOOKING INFORMATION................................. iii
SUMMARY.....................................................................   1

MEETING OF SHAREHOLDERS.....................................................   8
  General...................................................................   8
  Record Date, Voting Rights and Vote Required..............................   8
  Voting and Revoking Proxies...............................................   8
  Solicitation of Proxies...................................................   9
  Recommendation of the Matewan Board.......................................   9

THE MERGER..................................................................  10
  General...................................................................  10
  Background of and Reasons for the Merger..................................  10
  Opinion of Matewan's Financial Advisor....................................  13
  Exchange Ratio............................................................  17
  Exchange of Matewan Stock Certificates....................................  20
  The Merger Agreement......................................................  21
  Interests of Certain Persons in the Merger................................  25
  Rights of Dissenting Preferred Shareholders...............................  28
  Regulatory Considerations.................................................  30
  Material Federal Income Tax Consequences of the Merger....................  32
  Accounting Treatment......................................................  33
  The Option Agreement......................................................  33
  Effect on Employees and Employee Benefit Plans............................  36
  Restrictions on Resales by Affiliates.....................................  37

INFORMATION ABOUT BB&T......................................................  38
  General...................................................................  38
  Operating Subsidiaries....................................................  38
  Acquisitions..............................................................  39
  Capital...................................................................  40
  Deposit Insurance Assessments.............................................  41

INFORMATION ABOUT MATEWAN...................................................  42
  General...................................................................  42
  Matewan National Bank.....................................................  42
  Matewan Venture Fund......................................................  43
  Matewan FSB...............................................................  43
  Delivery Systems..........................................................  43
  Regulation................................................................  44

DESCRIPTION OF BB&T CAPITAL STOCK...........................................  45
  General...................................................................  45
  BB&T Common Stock.........................................................  45
  BB&T Preferred Stock......................................................  45
  Shareholder Rights Plan...................................................  45
  Certain Provisions of the NCBCA, BB&T Articles and BB&T Bylaws............  48

COMPARISON OF SHAREHOLDERS' RIGHTS.........................................  49
  Authorized Capital Stock.................................................  49
  Special Meetings of Shareholders and Action by Shareholders without a
   Meeting.................................................................  49
  Directors................................................................  50
  Dividends and Other Distributions........................................  50
  Notice of Shareholder Nominations and Shareholder Proposals..............  51
  Exculpation and Indemnification..........................................  51
  Mergers, Share Exchanges and Sales of Assets.............................  52
  Anti-takeover Statutes...................................................  53
  Amendments to Articles of Incorporation and Bylaws.......................  54
  Shareholders' Rights of Dissent and Appraisal............................  54
  Liquidation Rights.......................................................  56

SHAREHOLDER PROPOSALS......................................................  56

OTHER BUSINESS.............................................................  56

LEGAL MATTERS..............................................................  57

EXPERTS....................................................................  57

WHERE YOU CAN FIND MORE INFORMATION........................................  58

Appendix A--Agreement and Plan of Reorganization and Plan of Merger
Appendix B--Opinion of Baxter Fentriss and Company
Appendix C--Section 262 of the Delaware General Corporation Law

                  A WARNING ABOUT FORWARD-LOOKING INFORMATION

  BB&T and Matewan have each made forward-looking statements in this document and in certain documents that we refer to in this document that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of BB&T and management of Matewan, and on information currently available to them or, in the case of information that appears under the heading "The Merger--BB&T's Reasons for the Merger" at page 12, information that was available to management of BB&T as of the date of the merger agreement. Forward-looking statements include the information concerning possible or assumed future results of operations of BB&T or Matewan set forth under "Summary," "The Merger--Background of, and Reasons for, the Merger" and "The Merger--BB&T's Reasons for the Merger" and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

  We have made statements in this document regarding estimated earnings per share of BB&T and Matewan on a stand alone basis, expected cost savings from the merger, estimated restructuring charges relating to the merger, estimated increases in Matewan's fee income ratio and net interest margin, the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods. With respect to estimated cost savings and restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and Matewan, the amount of general and administrative expense consolidation, costs relating to converting Matewan's bank operations and data processing to BB&T's systems, the size of anticipated reductions in fixed labor costs, the amount of severance expenses, the extent of the charges that may be necessary to align the companies' respective accounting reserve policies, and the costs related to the merger. The realization of cost savings and the amount of restructuring charges are subject to the risk that the foregoing assumptions are inaccurate, and actual results may be materially different from those expressed or implied by the forward-looking statements.

  Moreover, any statements in this document about the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods are subject to risks relating to, among other things, the following:

    1. expected cost savings from the merger or other previously announced mergers may not be fully realized or realized within the expected time-frame;

    2. deposit attrition, customer loss or revenue loss following the merger or other previously announced mergers may be greater than expected;

    3. competitive pressures among depository and other financial institutions may increase significantly;

    4. costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including Matewan, may be greater than expected;

    5. changes in the interest rate environment may reduce margins;

    6. general economic or business conditions, either nationally or in the states or regions in which BB&T and Matewan do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

    7. legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and Matewan are engaged;

    8.  adverse changes may occur in the securities markets; and

    9. competitors of BB&T and Matewan may have greater financial resources and develop products that enable those competitors to compete more successfully than BB&T and Matewan.

  Management of each of BB&T and Matewan believes the forward-looking statements about its company are reasonable; however, shareholders of Matewan should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of BB&T following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond BB&T's and Matewan's ability to control or predict.

                                    SUMMARY

  This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See "Where You Can Find More Information" on page 58.

Exchange Ratio to be 0.67 Shares of BB&T Stock for each Matewan Common Share and 0.8375 Shares of BB&T Stock for each Matewan Preferred Share (Page 17)

  If the merger is completed, you will receive 0.67 shares of BB&T stock for each share of Matewan common stock you own and 0.8375 shares of BB&T stock for each share of Matewan preferred stock you own, plus cash instead of any fractional share.

  On June 21, 1999, the closing price of BB&T common stock was $35.50. If this were the average closing price, the value of the BB&T stock that Matewan shareholders would receive for each share of Matewan common stock would be $23.79 and the value of the BB&T stock that Matewan shareholders would receive for each share of Matewan preferred stock would be $29.73. Because the market price of BB&T stock fluctuates, you will not know when you vote exactly what the exchange ratio will be or what the shares will be worth when issued in the merger.

  If the price of BB&T's stock is below $30.87 just before the merger and the stock prices of certain other bank holding companies have not experienced similar relative declines since the time that the companies agreed to merge, Matewan may terminate the merger agreement. If this happened, BB&T could choose to proceed with the merger by increasing the consideration that you would receive in the merger so that you would receive BB&T common stock valued, shortly before the merger, at $20.68 for each share of Matewan common stock and $25.85 for each share of Matewan preferred stock.

No Federal Income Tax on Shares Received in Merger (Page 32)

  Matewan shareholders generally will not recognize gain or loss for federal income tax purposes for the shares of BB&T stock they receive in the merger. BB&T's attorneys have issued a legal opinion to this effect, which we have included as an exhibit to the registration statement filed with the SEC for the shares to be issued in the merger. Matewan shareholders will be taxed on cash received instead of any fractional share of BB&T stock. Tax matters are complicated, and tax results may vary among shareholders. We urge you to contact your own tax advisor to understand fully how the merger will affect you.

BB&T Dividend Policy Following the Merger

  BB&T currently pays quarterly dividends of $0.20 per share of common stock. BB&T expects that it will continue to pay at least this amount in quarterly dividends, but may change that policy based on business conditions, BB&T's financial condition and earnings or other factors. If the merger is completed, holders of Matewan preferred stock will no longer have any dividend preferences.

Matewan Board Recommends Shareholder Approval (Page 11)

  The Matewan board believes that the merger is in the best interests of Matewan shareholders and unanimously recommends that the shareholders vote "FOR" approval of the merger agreement. The Matewan board believes that, as a result of the merger, Matewan shareholders will have less financial risk and will experience greater stock value appreciation than they would if Matewan remained independent.

Exchange Ratio Fair to Shareholders, According to Matewan's Financial Advisor (Page 13)

  Baxter Fentriss and Company has given an opinion to the Matewan board that, as of the date of this proxy statement/prospectus, the exchange ratio in the merger is fair from a financial point of view to Matewan shareholders. The full text of this opinion is attached as Appendix B to this proxy statement/prospectus. We encourage you to read the opinion carefully. Baxter Fentriss will be paid a fee equal to approximately 0.6% of the merger consideration for providing its opinion.

Meeting to be held July 27, 1999 (Page 8)

  Matewan will hold the special shareholders' meeting at 11:00 a.m. on Tuesday, July 27, 1999 at the Embassy Suites in Charleston, West Virginia. At the meeting, you will vote on the merger agreement. You will also conduct any other business that properly arises.

The Companies (Page 38)

BB&T Corporation
200 West Second Street
Winston-Salem, NC 27101
(336) 733-2000

  BB&T Corporation is a multi-bank holding company with more than $37.8 billion in assets. It is the sixth largest bank holding company in the Southeast, and through its banking subsidiaries operates 581 branch offices in the Carolinas, Virginia, Maryland and Washington, D.C. BB&T ranks second in deposit market share in North Carolina and third in South Carolina and maintains a significant market presence in much of Virginia, as well as in Maryland and in Washington, D.C.

Matewan BancShares, Inc.
Second Avenue and Vinson Street
Williamson, West Virginia 25661
(770) 253-5017

  Matewan BancShares, Inc. is the holding company for two subsidiary financial institutions with approximately $676 million in assets and 22 branch offices in southwestern West Virginia, western Kentucky and southwestern Virginia.

The Merger (Page 10)

  In the merger, Matewan will merge into BB&T, and Matewan's banking subsidiaries, through which it operates, will become wholly owned subsidiaries of BB&T. The merger requires the approval of the holders of at least a majority of the Matewan common stock and the holders of at least a majority of the Matewan preferred stock. If we obtain this approval, we currently expect to complete the merger in the third quarter of 1999.

  We have attached the merger agreement and the related plan of merger (Appendix A) at the back of this proxy statement/prospectus. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

Majority Matewan Shareholder Votes Required (Page 8)

  Approval of the merger agreement requires the affirmative vote of both the holders of at least a majority of the outstanding shares of Matewan common stock and the holders of at least a majority of the outstanding shares of Matewan preferred stock. Your failure to vote will have the effect of a vote against approval of the merger. Certain directors and executive officers of Matewan together own about 36% of the common shares and about 3% of the preferred shares entitled to be cast at the meeting, and we expect them to vote their shares in favor of the merger.

  Brokers who hold shares of Matewan stock as nominees will not have authority to vote such shares with respect to the merger unless shareholders provide voting instructions.

  The merger does not require the approval of BB&T's shareholders.

Record Date Set at June 15, 1999; One Vote per Share of Matewan Stock (Page 8)

  If you owned shares of Matewan stock at the close of business on June 15, 1999, the record date, you are entitled to vote on the merger agreement and any other matters considered at the meeting.

  On the record date, there were 4,125,004 shares of Matewan common stock and 499,768 shares of Matewan preferred stock outstanding. You will have one vote at the meeting for each share of Matewan stock you own on the record date.

Monetary Benefits to Management in the Merger (Page 25)

  When considering the recommendation of the Matewan board, you should be aware that some Matewan directors and officers have interests in the merger that differ from the interests of other Matewan shareholders. Matewan's Chairman, President and CEO Dan R. Moore has been offered a 5-year employment agreement with a banking subsidiary of BB&T at his current salary. Three other members of management have been offered 3-year employment agreements at their current salaries. These agreements will provide severance payments and other benefits if there is a change in control of BB&T.

  Also, Mr. Moore will be elected to the board of BB&T's North Carolina bank and, if he ceases to be employed by BB&T, will earn annual fees of $5,000 plus $1,000 per meeting; and the other Matewan directors will be offered positions on BB&T's advisory board for the southern West Virginia area and will receive annual fees not less than what they are now receiving as Matewan directors for at least two years after the merger.

  The Matewan board was aware of these and other interests and considered them before approving and adopting the merger agreement.

Conditions that Must be Satisfied for the Merger to Occur (Page 21)

  The following conditions must be met for us to complete the merger:

  .  approval of the merger by Matewan shareholders;

  . the absence of legal restraints that prevent the completion of the merger;

  . receipt of a legal opinion concerning the tax consequences of the merger;

  . the continuing accuracy of the parties' representations in the merger agreement; and

  . the continuing effectiveness of the registration statement filed with the SEC.

  We cannot complete the merger unless we obtain the approval of the Board of Governors of the Federal Reserve System, the West Virginia Commissioner of Banking and the Virginia Bureau of Financial Institutions. In May 1999, BB&T filed the required applications seeking approval of the merger. Although we believe the regulatory approvals will be received in a timely manner, we cannot be certain when or if we will obtain them.

Termination and Amendment of the Merger Agreement (Page 24)

  We can agree at any time to terminate the merger agreement without completing the merger. Either company can also terminate the merger agreement in the following circumstances:

  .  the merger is not completed by October 15, 1999;

  .  any of the conditions described above is not met; or

  . the other company violates, in a material way, any of its representations, warranties or obligations under the merger agreement.

  Generally, the company seeking to terminate cannot itself be in violation of the merger agreement so as to allow the other party to terminate.

  We can agree to amend the merger agreement in any way, except that after the shareholders' meeting we cannot decrease the consideration you will receive in the merger. Either company can waive any of the requirements of the other contained in the merger agreement, except that neither company can waive any required regulatory approval. Neither company intends to waive the condition that it receives a tax opinion. If a tax opinion is not available and the Matewan board wishes to proceed with the merger, Matewan will resolicit its shareholders.

Option Agreement (Page 33)

  As a condition to its offer to acquire Matewan, and to discourage other companies from acquiring Matewan, BB&T required Matewan to grant BB&T a stock option that allows BB&T to buy up to 791,700 shares of Matewan's common stock. The exercise price of the option is $28.00 per share. BB&T can exercise the option only if another party attempts to acquire control of Matewan. As of the date of this document, we do not believe that has occurred.

BB&T to Use Purchase Accounting Treatment (Page 33)

  BB&T expects to account for the merger using the purchase method of accounting. Under the purchase method, BB&T will record, at fair value, the acquired assets and assumed liabilities of Matewan. To the extent the total purchase price exceeds the fair value of assets acquired and liabilities assumed, BB&T will record goodwill. Any goodwill will be amortized over of the period of expected benefit. BB&T will include in its consolidated results of operations the results of Matewan's operations after the merger is completed.

No Appraisal Rights for Common Shareholders (Page 55)

  Under Delaware law, you have no right to an appraisal of your shares of Matewan common stock in connection with the merger.

  Holders of Matewan preferred stock who do not vote for the merger and who file a demand for appraisal before the shareholder vote on the merger may have the right to obtain a cash payment for the "fair value" of their shares of Matewan preferred stock, excluding any element of value arising from the merger. To exercise these rights, a shareholder must comply with the procedural requirements of Section 262 of the Delaware General Corporation Law, which we have attached to this proxy statement/prospectus as Appendix C. The "fair value" of Matewan preferred stock would be determined in judicial proceedings, and we cannot predict what the results would be. Failure to take any of the steps required under Section 262 may result in a loss of dissenters' rights.

Share Price Information (Page 5)

  Matewan's common stock is quoted on the Nasdaq National Market, Matewan's preferred stock is quoted on the Nasdaq SmallCap Market and BB&T's stock is listed on the New York Stock Exchange. On February 24, 1999, the last full trading day before public announcement of the proposed merger, Matewan common stock closed at $31.00, Matewan preferred stock closed at $39.88 and BB&T stock closed at $36.69. On June 21, 1999, Matewan common stock closed at $23.25, Matewan preferred stock closed at $30.00 and BB&T stock closed at $35.50.

Listing of BB&T Stock

  BB&T will list the shares of its common stock to be issued in the merger on the New York Stock Exchange.

Comparative Market Prices and Dividends

  BB&T common stock is listed on the NYSE under the symbol "BBT." Matewan common stock is quoted on the Nasdaq National Market under the symbol "MATE" and Matewan preferred stock is quoted on the Nasdaq SmallCap Market under the symbol "MATEP." The table below shows the high and low closing prices of BB&T common stock, Matewan common stock and Matewan preferred stock and cash dividends paid per share for the periods indicated. For BB&T, prices reflect a 2-for-1 stock split on August 3, 1998. Shareholders should note that the merger agreement restricts Matewan's ability to pay dividends. See page 23.

                           BB&T Common Stock     Matewan Common Stock   Matewan Preferred Stock
                         ---------------------- ---------------------- ----------------------------
                                         Cash                   Cash                       Cash
                          High   Low   Dividend  High   Low   Dividend  High      Low    Dividend
                         ------ ------ -------- ------ ------ -------- -------- -------- ----------
Quarter Ended
  March 31, 1999........ $40.44 $34.94  $0.175  $34.00 $26.00  $0.12   $  41.75 $  31.50  $  0.47
  June 30, 1999 (through
   June 21).............  40.25  34.00   0.175   30.88  21.50   0.12      39.00    27.00     0.47
Quarter Ended
  March 31, 1998........  33.84  29.03   0.155   28.50  24.13   0.11      31.00    26.00     0.47
  June 30, 1998.........  34.06  32.03   0.155   29.00  23.00   0.12      32.13    28.13     0.47
  September 30, 1998....  36.03  28.00   0.175   24.25  21.25   0.12      30.38    29.00     0.47
  December 31, 1998.....  40.63  27.31   0.175   28.93  22.00   0.12      34.75    27.25     0.47
  For year 1998.........  40.63  27.31    0.66   29.00  21.25   0.47      34.75    26.00     1.88
Quarter Ended
  March 31, 1997........  20.38  17.63   0.135   17.50  20.00   0.11      25.25    24.25     0.47
  June 30, 1997.........  23.56  17.88   0.135   18.18  17.73   0.11      27.25    24.25     0.47
  September 30, 1997....  27.56  22.66   0.155   23.18  16.14   0.11      28.00    26.25     0.47
  December 31, 1997.....  32.50  25.97   0.155   24.09  15.00   0.11      27.75    26.00     0.47
  For year 1997.........  32.50  17.63    0.58   24.09  15.00   0.44      28.00    24.25     1.88

  The table below shows the closing prices of BB&T common stock, Matewan common stock and Matewan preferred stock on February 24, 1999, the last full trading day before public announcement of the proposed merger, and June 21, 1999. The Matewan common and preferred equivalents are calculated by multiplying the BB&T common prices by the respective exchange ratios of 0.67 and 0.8375.

                                     Matewan Matewan Common                   Matewan Preferred
                         BB&T Common Common    Equivalent   Matewan Preferred    Equivalent
                         ----------- ------- -------------- ----------------- -----------------
February 24, 1999.......   $36.69    $31.00      $24.58          $39.88            $30.73
June 21, 1999...........    35.50     23.25       23.79           50.00             29.73

Selected Consolidated Financial Data

  We are providing the following information to help you analyze the financial aspects of the merger. We derived this information from audited financial statements for 1994 through 1998 and unaudited financial statements for the three months ended March 31, 1999. The information provided for BB&T has been restated to include the account of MainStreet Financial Corporation, which was acquired by BB&T on March 5, 1999 in a transaction accounted for as a pooling of interests. This information is only a summary, and you should read it in conjunction with our historical financial statements and related notes contained in the annual and quarterly reports and other documents that we have filed with the SEC. See "Where You Can Find More Information" on page 58. You should not rely on the three-month information as being indicative of results expected for the entire year.

                     BB&T--Historical Financial Information

                           As of/For the Three
                              Months Ended
                                March 31,                  As of/For the Years Ended December 31,
                         ----------------------- -----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                        (Dollars in thousands, except for per share amounts)
Net interest income..... $   344,377 $   319,340 $ 1,317,129 $ 1,221,658 $ 1,119,910 $ 1,027,390 $   988,203
Net income..............     138,423     120,445     513,021     378,287     361,448     255,255     292,030
Diluted earnings per
 share..................         .44         .39        1.65        1.23        1.17         .81         .94
Cash dividends paid per
 share..................        .175        .155         .66         .58         .50         .43         .37
Book value per share....        9.59        8.68        9.53        8.50        7.80        7.39        6.59
Total assets............  37,791,490  34,243,806  36,388,330  33,165,141  29,134,267  27,396,168  25,868,138
Long-term debt..........   5,187,639   3,942,804   4,964,797   3,750,484   2,392,688   1,544,236   1,104,699

                   Matewan--Historical Financial Information

                          As of/For the
                          Three Months
                         Ended March 31, As of/For the Years Ended December 31,
                         --------------- ---------------------------------------
                          1999    1998    1998    1997    1996    1995    1994
                         ------- ------- ------- ------- ------- ------- -------
                          (Dollars in thousands, except for per share amounts)
Net interest income.....   7,633   7,315  30,477  29,472  27,515  19,798  17,981
Net income..............   1,488   1,698   6,123   6,499   6,318   5,114   4,214
Diluted earnings per
 share..................    0.30    0.35    1.24    1.28    1.26    1.27    1.04
Cash dividends paid per
 share..................    0.12    0.11    0.47    0.44    0.40    0.35    0.28
Book value per share....   14.14   13.27   13.48   12.76   11.96   11.13   10.16
Total assets............ 679,680 644,952 683,634 643,623 626,050 400,067 370,092
Long-term debt..........   6,308   6,830   6,475   6,991   7,579       0       0

Comparative Per Share Data

  We have summarized below the per share information for our companies on an historical, pro forma combined and equivalent basis. You should read this information in conjunction with our historical financial statements and related notes contained in the annual and quarterly reports and other documents we have filed with the SEC. See "Where You Can Find More Information" on page 58. The BB&T pro forma information gives effect to the merger accounted for as a purchase, assuming that 0.67 shares of BB&T common stock are issued for each outstanding share of Matewan common stock and 0.8375 shares of BB&T common stock are issued for each outstanding share of Matewan preferred stock. Matewan equivalent share amounts are calculated by multiplying the pro forma basic and diluted earnings per share, historical per share dividend and historical shareholders' equity by the exchange ratio of 0.67 shares of BB&T common stock so that the per share amounts equate to the respective values for one share of Matewan common stock. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger, nor should you rely on the three month information as being indicative of results expected for the entire year.

                                                        As of/For
                                                           the       As of/For
                                                       Three Months   the Year
                                                          Ended        Ended
                                                        March 31,   December 31,
                                                           1999         1998
                                                       ------------ ------------
Earnings per common share
Basic
  BB&T historical.....................................    $ 0.45       $ 1.69
  Matewan historical..................................      0.30         1.24
  Pro forma combined..................................      0.45         1.68
  Matewan pro forma equivalent........................      0.30         1.13
Diluted
  BB&T historical.....................................      0.44         1.65
  Matewan historical..................................      0.30         1.24
  Pro forma combined..................................      0.44         1.65
  Matewan pro forma equivalent........................      0.29         1.11
Cash dividends declared per common share
BB&T historical.......................................     0.175         0.66
Matewan historical....................................      0.12         0.47
Pro forma combined....................................     0.175         0.66
Matewan pro forma equivalent..........................     0.117         0.44
Shareholders' equity per common share
BB&T historical.......................................      9.59         9.53
Matewan historical....................................     14.14        13.48
Pro forma combined....................................      9.68         9.60
Matewan pro forma equivalent..........................      6.49         6.43

                            MEETING OF SHAREHOLDERS

General

  We are providing this proxy statement/prospectus to the shareholders of Matewan as of the record date of June 15, 1999, along with a form of proxy that the board of directors of Matewan is soliciting for use at the special meeting of shareholders of Matewan to be held on Tuesday, July 27, 1999 at 11:00 a.m., Eastern Time, at Embassy Suites, located at 300 Court Street in Charleston, West Virginia. At the meeting, the shareholders of Matewan will vote upon a proposal to approve the merger agreement and related plan of merger providing for the merger of Matewan into BB&T. Proxies may be voted on such other matters as may properly come before the meeting at the proxy holders' discretion. The Matewan board knows of no other matters except those incidental to the conduct of the meeting. We have attached the merger agreement and the plan of merger as Appendix A.

  Please complete, date and sign the accompanying proxy and return it promptly to Matewan in the enclosed postage prepaid envelope.

Record Date, Voting Rights and Vote Required

  Only the holders of Matewan common stock and preferred stock on the record date will receive notice of and be allowed to vote at the meeting. On the record date, there were 4,125,004 shares of Matewan common stock outstanding, held by approximately 656 holders of record, and 499,768 shares of Matewan preferred stock outstanding, held by approximately 62 holders of record. Each share of Matewan common stock is entitled to one vote on each matter submitted at the meeting. Also, under Matewan's certificate of incorporation, each share of Matewan preferred stock is entitled to one vote on the proposal to approve the merger agreement and the plan of merger.

  Approval of the merger agreement and the plan of merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of Matewan common stock and of the holders of at least a majority of the outstanding shares of Matewan preferred stock. Failure of a holder of Matewan stock to vote such shares will have the same effect as a vote "against" the merger agreement and the plan of merger.

  Except for approval of the merger, action on any other matters that shareholders consider at the meeting will be approved if a quorum is present and the votes in favor of the matter constitute a majority of the common shares represented at the meeting and entitled to vote. Presence in person or by proxy of a majority of the outstanding shares of Matewan common stock entitled to vote at the meeting will constitute a quorum.

  As of the record date, the directors and executive officers of Matewan and their affiliates beneficially owned a total of 1,494,259 shares, or about 36%, of the issued and outstanding shares of Matewan common stock and a total of 13,000 shares, or about 3%, of the issued and outstanding shares of Matewan preferred stock. As of the record date, neither the directors and executive officers of BB&T and their affiliates nor BB&T and its subsidiaries beneficially owned any of the outstanding shares of Matewan common stock or Matewan preferred stock.

Voting and Revoking Proxies

  The shares of Matewan stock represented by properly completed proxies received at or before the time for the meeting will be voted as directed by the shareholders unless revoked as described below. If no instructions are given, executed proxies will be voted "FOR" approval of the merger agreement and the plan of merger. Proxies marked "FOR" approval of the merger agreement and the plan of merger and executed but unmarked proxies will be voted in the discretion of the persons named therein as to any proposed adjournment of the meeting. Proxies which are voted "AGAINST" approval of the merger agreement and the plan of merger will not be voted in favor of any motion to adjourn the meeting to solicit more votes in favor of the merger.

  Broker shares, or shares held in street name that have been designated by brokers on proxy cards as not voted with respect to a proposal will not be counted as votes cast on the proposal. Shares with respect to which proxies have been marked as abstentions also will not be counted as votes cast on the proposal. Shares with respect to which proxies have been marked as abstentions and broker shares, however, will be treated as shares present for purposes of determining whether a quorum is present.

  The proposal to adopt the merger agreement and the plan of merger is a "non-discretionary" item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not furnished voting instructions. Because the proposal to adopt the merger agreement and the plan of merger must be approved by the holders of at least a majority of the outstanding shares of Matewan common stock and at least a majority of the outstanding shares of Matewan preferred stock, abstentions and broker shares will have the same effect as a vote against the merger at the meeting.

  If any other matters are properly presented at the meeting and voted upon, the proxies solicited by this proxy statement will be voted on these matters at the discretion of the proxy holders named therein. The Matewan board is not aware of any other business to be presented at the meeting other than matters incidental to the conduct of the meeting.

  A shareholder's attendance at the meeting will not automatically revoke his or her proxy. A shareholder may, however, revoke a proxy any time before its exercise by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, Matewan's corporate secretary at Matewan's principal executive offices before the meeting, or by attending the meeting and voting in person. A shareholder's proxy will not be revoked by his or her death or incapacity unless, before the shares are voted, Matewan's secretary or other person authorized to tabulate the votes receives notice of the death or incapacity.

  Because approval of the merger agreement and the plan of merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of Matewan common stock and at least a majority of the outstanding shares of Matewan preferred stock, abstentions and broker shares will have the same effect as negative votes. Accordingly, the Matewan board urges Matewan's shareholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage prepaid envelope.

Solicitation of Proxies

  BB&T and Matewan will each pay 50% of the cost of printing this proxy statement/prospectus, and Matewan will pay all other costs of soliciting proxies. Directors, officers and other employees of Matewan or its subsidiaries may solicit proxies personally or by telephone or facsimile. None of these people will receive any special compensation for solicitation activities. Matewan will arrange with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Matewan will reimburse these record holders for their reasonable out-of-pocket expenses. In addition, Matewan intends to use the services of Corporate Investors Communications, Inc., a professional proxy solicitation firm, to help with soliciting proxies for the meeting, at an estimated cost of $5,000 plus individual solicitation and out-of-pocket expenses.

Recommendation of the Matewan Board

  The Matewan board has unanimously adopted the merger agreement and the plan of merger and believes that the proposed transaction is fair to and in the best interests of Matewan and its shareholders. The Matewan board unanimously recommends that Matewan's shareholders vote "FOR" approval of the merger agreement and the plan of merger. See "The Merger--Background of and Reasons for the Merger."

  Shareholders should not send in stock certificates with their proxy cards. See "The Merger--Exchange of Matewan Stock Certificates."

                                  THE MERGER

  The following information describes the material aspects of the merger. This description does not purport to be complete and is qualified in its entirety by reference to the appendices hereto, including the merger agreement and the plan of merger, which are attached to this proxy statement/prospectus as Appendix A and incorporated by reference into this proxy statement/prospectus. All shareholders are urged to read the appendices in their entirety.

General

  In the merger, Matewan will merge into BB&T, and BB&T will be the surviving corporation. Shareholders of Matewan will receive shares of BB&T common stock in exchange for their shares of Matewan common stock and preferred stock. During the second quarter of 2000, BB&T intends to merge Matewan's various subsidiary banks into subsidiary banks of BB&T.

Background of and Reasons for the Merger

 Background of the Merger

  During 1996 and 1997, Matewan engaged in various discussions relating to Matewan's possible acquisitions of other financial institutions. Management regularly advised the board of its efforts to expand the institution through acquisitions. For a variety of reasons, including stock liquidity issues, price expectations and due diligence issues, Matewan did not reach any final agreements in this regard.

  As part of an ongoing process, Matewan periodically evaluates its future and the strategic options available to it. In October 1998, as part of this evaluation process, the Matewan board concluded that Matewan may lack adequate in-market growth opportunities sufficient for shareholders to realize increased value in their ownership of Matewan common and preferred stock. As a result, the board employed Baxter Fentriss, an investment banking firm, to explore and review Matewan's strategic position in the financial services industry and to explore alternatives to increase shareholder value. With assistance from Baxter Fentriss, the Matewan board reviewed the economic and competitive conditions in Matewan's market areas, changes in the banking industry, the trend of consolidation among federally insured depository institutions, merger market prices paid for federally insured depository institutions and the effects that rising interest rates and cyclical trends could have on bank stock prices in the coming years.

  The Board of Directors considered several options for Matewan's future, including:

  . remaining independent and seeking to generate growth and added profits by expanding and diversifying Matewan's financial services and product offerings;

  .  establishing new branches;

  .  acquiring smaller commercial banks or branches;

  .  merging with an institution of similar size; and

  .  merging with a larger bank holding company.

  The board reviewed each option and concluded, in light of current business conditions, the lack of substantial in-market growth opportunities, and the risks and expenses of further expanding its products, services and/or branch network on an independent basis, that the best interests of Matewan and its shareholders would be served by exploring the possibility of combining with another institution.

  On October 12, 1998, Baxter Fentriss met with Matewan's chairman and chief executive officer to discuss the merger and acquisition environment, including pricing, structure and current events. On November 2, 1998, the Matewan board directed Baxter Fentriss to assist in identifying financial institutions that it believed would have an interest in a business combination with Matewan, as well as have the financial resources necessary to complete a transaction with Matewan. At this meeting, Baxter Fentriss discussed the merger environment and the specifics of a limited auction process.

  On November 4, 1998, Matewan directed Baxter Fentriss to act as agent and financial advisor to assist in identifying a select group of financial institutions interested in a business combination with Matewan. In mid- to late-November 1998, Baxter Fentriss contacted selected parties to solicit preliminary indications of interest and to obtain confidentiality agreements. Although several other institutions expressed interest in an acquisition transaction with Matewan, timing of these potential transactions were not as favorable as the timing for a transaction with BB&T.

  On January 20, 1999, Baxter Fentriss and Matewan met with BB&T's management team and received a non-binding proposal from BB&T. On January 25, 1999, Baxter Fentriss representatives met with the Matewan board and submitted a presentation outlining the results of their confidential discussions and outlining possible courses of action. At that meeting, the board instructed Baxter Fentriss representatives to contact the principal officers of BB&T and to negotiate a definitive agreement.

  On February 24, 1999, the Matewan board met with Baxter Fentriss and legal counsel and reviewed the proposed merger agreement with BB&T. On the basis of the independent judgment of the members of the Matewan board, the board concluded that the terms of the transaction were in the best interests of Matewan and its shareholders and approved the merger agreement. At that time the merger agreement provided for a range of exchange ratios from 0.8655 to
0.9333 shares of BB&T common stock for each share of Matewan common stock and
0.9521 to 1.0266 shares of BB&T common stock for every share of Matewan preferred stock, subject to certain adjustments based on the average price of BB&T common stock during a period of time shortly before completion of the merger.

  On April 8, 1999, BB&T and Matewan extended the due diligence period provided in the merger agreement. BB&T raised several concerns including concerns about the adequacy of Matewan's loan and lease loss reserves and problems with Matewan's intercompany accounts which did not become apparent to Matewan's management until the first quarter of 1999. These two events caused management to take two charges to earnings for the fourth quarter of 1998. During the last week in April, BB&T and Matewan renegotiated BB&T's purchase price for the Matewan common stock and preferred stock. On April 26, 1999, the Matewan board met with representatives from Baxter Fentriss and Matewan's legal counsel to consider BB&T's proposed reduction in the purchase price. On the basis of the independent judgment of the members of the Matewan board, the board determined that the terms of the transaction, as renegotiated, remained in the best interest of Matewan's shareholders, and as a result, the board approved the amendment to the merger agreement.

 Matewan's Reasons for the Merger

  The Matewan board believes that the terms of the merger agreement, which are the product of arm's-length negotiations between Matewan and BB&T, are in the best interests of Matewan and its shareholders. In reaching its determination, the Matewan board:

  . consulted with its legal counsel concerning its legal duties, the merger agreement's terms and related issues;

  . consulted with its financial adviser concerning the financial aspects and fairness of the transaction to holders of Matewan common stock and preferred stock;

  . consulted with its accountants regarding the accounting aspects of the transaction; and

  . consulted with senior management regarding retention of Matewan employees and customer service.

  In reaching its determination to approve the merger agreement, the Matewan board considered:

  . the merger consideration, if calculated on April 26, 1999, would have been $26.13 per share of Matewan common stock and $32.66 per share of Matewan preferred stock (based on the closing price of BB&T common stock on that date);

  . the stock price of Matewan's common stock ranged from a high of $34.00 to a low of $21.25 during the year ended December 31, 1998 and the first quarter ended March 31, 1999, and the stock price of Matewan's preferred stock during that same time period ranged from a high of $41.75 to a low of $26.00;

  . the value of Matewan's common and preferred stock if Matewan continued as a stand-alone entity compared to the effect of Matewan merging with BB&T;

  . the current financial and economic environment, including the results of the contacts and discussions between Matewan, Baxter Fentriss and various third parties;

  . the detailed financial analyses and other information regarding Matewan and BB&T presented by Baxter Fentriss, as well as the Matewan board's own knowledge of Matewan and its business;

  . the opinion of Baxter Fentriss that on April 27, 1999 the common and preferred exchange ratios were fair to Matewan shareholders from a financial point of view;

  . information regarding the financial condition, results of operations, business and prospects of Matewan;

  . the other terms of the merger agreement, including the tax-free nature of the transaction;

  . the current operating environment, including, but not limited to, the continued consolidation activity and increased competition in the banking and financial services industries, the prospect for further changes in these industries and the importance of being able to capitalize on developing opportunities in these industries;

  . the effect of the transaction upon the community Matewan serves, its customers and its employees; and

  . the financial terms of other recent business combinations in the banking industry.

  Upon completion of the merger, Matewan's former shareholders will have equity ownership in a substantial bank holding company. At May 31, 1999, BB&T had approximately $38.7 billion in total assets, and 576 banking offices in the Carolinas, Virginia, Maryland and Washington, D.C.

  The foregoing discussion of the information and factors the Matewan board considered is not exhaustive but constitutes the material factors considered. The Matewan board did not assign any relative or specific weights to the foregoing factors, and individual directors may have weighted factors differently. The Matewan board, after considering the foregoing, approved and adopted the merger agreement and the transactions associated with the merger agreement as being in the best interests of Matewan and its shareholders.

  The Matewan board recommends that Matewan shareholders vote for approval of the merger agreement and the related plan of merger.

 BB&T's Reasons for the Merger

  One of BB&T's announced objectives is to pursue in-market and contiguous state acquisitions of banks and thrifts within the $250 million to $10 billion range. BB&T management believes that Matewan stresses customer service and loyalty and has a compatible culture, and that its acquisition by BB&T represents a substantial and beneficial consolidation of BB&T's western Virginia franchise and expansion into economically attractive markets in southern West Virginia and eastern Kentucky.

  In connection with BB&T's consideration of the merger, management of BB&T analyzed certain investment criteria designed to assess the impact of the merger on BB&T and its shareholders. For the purpose of this analysis, BB&T made the following assumptions:

  . BB&T's 1999 and 2000 earnings per share on a stand alone basis would be in line with the estimates published by First Call Corporation.

  . BB&T's earnings per share on a stand alone basis for periods after 2000 would increase at an assumed annual rate, determined solely for the purpose of assessing the impact of the merger as described above, of approximately 9%.

  . Matewan's earnings on a stand alone basis would increase at an assumed rate, determined solely for the purpose of assessing the impact of the merger as described above, of approximately 5% before applying the effect of the assumptions described below.

  . Annual cost savings of approximately $5.4 million, or 25% of Matewan's expense base, would be realized as a result of the merger, with 25% of such cost savings achieved in 1999 and the remaining 75% in 2000.

  . Matewan's fee income ratio would grow by 9% annually from 14.3% for fiscal year 1998.

  . Matewan's net interest margin (non-FTE) would be maintained annually at 4.5% of average earning assets.

  Using the above assumptions, BB&T analyzed the merger to determine whether it would have an accretive or dilutive effect on estimated earnings per share, return on equity, return on assets and book value per share. This analysis indicated that the merger would be accretive to book value in 1999 and to estimated earnings per share and return on assets in 2000.

  In addition to the analysis described above, BB&T performed an internal rate of return analysis for this transaction. The purpose of this analysis was to determine if the projected performance of Matewan, after applying the assumptions described above, would conform to BB&T's criteria. BB&T's current minimum internal rate of return requirement for this type of investment is 15%. The analysis performed in connection with the Matewan merger indicated that the projected internal rate of return is 15.54%.

  There can be no certainty that the results reflected in the above information will be achieved or that actual results will not vary materially from the estimated results. For more information concerning the factors that could affect actual results, see "A Warning About Forward-Looking Information" on page iii.

Opinion of Matewan's Financial Advisor

  Baxter Fentriss has acted as financial advisor to Matewan in connection with the merger. Baxter Fentriss delivered to Matewan its written opinion dated April 27, 1999, that on the basis of matters referred to herein, the consideration received by shareholders of Matewan common stock and convertible preferred stock is fair from a financial point of view. In rendering its opinion Baxter Fentriss consulted with the management of Matewan and BB&T, and reviewed the merger agreement as originally entered into on February 24, 1999 and as later amended and restated on April 27, 1999. Baxter Fentriss also reviewed certain publicly-available information on the parties and certain additional materials made available by the management of the respective banks.

  In addition Baxter Fentriss discussed with Matewan's management and BB&T their respective businesses and outlook. Baxter Fentriss was involved in the negotiations between Matewan and BB&T. No limitations were imposed by Matewan's board of directors upon Baxter Fentriss with respect to the investigation made or procedures followed by it in rendering its opinion. The full text of Baxter Fentriss' written opinion is attached as Appendix B to this proxy statement/prospectus and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Baxter Fentriss.

  Baxter Fentriss' opinion is directed to Matewan's board of directors, and is directed only to the fairness, from a financial point of view, of the consideration to be received by shareholders of Matewan common stock and convertible preferred stock. It does not address Matewan's underlying business decision to effect the proposed merger, nor does it constitute a recommendation to any Matewan shareholder as to how a shareholder should vote with respect to the merger at the meeting or as to any other matter.

  Baxter Fentriss' opinion was one of many factors taken into consideration by Matewan's board of directors in making its determination to approve the merger, and the receipt of Baxter Fentriss' opinion is a condition precedent to Matewan's consummating the merger. The opinion of Baxter Fentriss does not address the relative merits of the merger as compared to any alternative business strategies that might exist for Matewan or the effect of any other business combination in which Matewan might engage.

  Baxter Fentriss, as part of its investment banking business, is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Baxter Fentriss is a nationally recognized advisor to firms in the financial services industry on mergers and acquisitions. Matewan selected Baxter Fentriss as its financial advisor because Baxter Fentriss is an investment banking firm focusing on transactions involving community banks and thrifts and because of the firm's extensive experience and expertise in transactions similar to the merger. Baxter Fentriss is not affiliated with Matewan or BB&T.

  In connection with rendering its opinion to Matewan's board of directors, Baxter Fentriss performed a variety of financial analyses. In conducting its analyses and arriving at its opinion as expressed herein, Baxter Fentriss considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following:

  . the historical and current financial condition and results of operations of Matewan and BB&T including interest income, interest expense, interest sensitivity, noninterest income, noninterest expense, earnings, book value, returns on assets and equity, and possible tax consequences resulting from the transaction;

  .  the business prospects of Matewan and BB&T;

  .  the economies of Matewan and BB&T's respective market areas; and

  . the nature and terms of certain other merger transactions that it believed to be relevant.

  Baxter Fentriss also considered its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, its knowledge of securities valuation generally, and its knowledge of merger transactions in West Virginia and throughout the United States.

  In connection with rendering its opinion, Baxter Fentriss reviewed:

  .  the merger agreement;

  .  drafts of this proxy statement/prospectus;

  . the annual reports to shareholders of Matewan for the two years ended December 31, 1996 and 1997 and the 1998 Form 10-K, as well as current interim reports to shareholders and regulatory agencies;

  . the annual reports to shareholders of BB&T for the three years ended December 31, 1996, 1997 and 1998, as well as certain current interim reports to shareholders and regulatory agencies;

  . certain additional financial and operating information with respect to the business, operations and prospects of Matewan and BB&T as it deemed appropriate.

  Baxter Fentriss also:

  . held discussions with members of Matewan's and BB&T's senior management regarding the historical and current business operation, financial condition and future prospects of their respective companies;

  . reviewed the historical market prices and trading activity for Matewan's common stock and convertible preferred stock and BB&T's common stock, as applicable, and compared them with those of certain publicly traded companies that it deemed to be relevant;

  . compared the results of operations of Matewan and BB&T with those of certain banking companies that it deemed to be relevant;

  .  analyzed the pro-forma financial impact of the merger on BB&T; and

  . conducted such other studies, analyses, inquiries and examinations as Baxter Fentriss deemed appropriate.

  The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the consideration provided to the holders of Matewan common stock and convertible preferred stock was to some extent a subjective one based on the experience and judgment of Baxter Fentriss and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors as summarized below, Baxter Fentriss believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Baxter Fentriss' view of the actual value of Matewan or BB&T.

  In performing its analyses, Baxter Fentriss made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Matewan and BB&T. The analyses performed by Baxter Fentriss are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold. In rendering its opinion, Baxter Fentriss assumed that, in the course of obtaining the necessary regulatory approvals for the merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the merger, on a pro-forma basis, to BB&T.

  The following is a summary of selected analyses performed by Baxter Fentriss in connection with its opinion.

  Stock Price History. Baxter Fentriss studied the history of the trading prices and volume for Matewan's common stock and compared them to other publicly traded banks and thrifts in West Virginia and to the price offered by BB&T. As of December 31, 1998 the book value for Matewan's common stock after converting all of the outstanding shares of convertible preferred stock to common stock, was $14.08 per share.

  Comparative Analysis. Baxter Fentriss analyzed and compared the price to earnings multiple, price to book multiple and premium to deposits of the offer with sixteen merger transactions (as of the dates of their respective announcements) in Kentucky, Virginia, and West Virginia over the last four years. The average pricing multiples for the comparables were price to earnings of 20.99x, price to book of 2.36x, price to tangible book of 2.47x and price to assets of 22.76%. Using the exchange ratio of .67 shares of BB&T common stock for every one share of Matewan common stock and the closing price of BB&T's common stock on April 27, 1999 of $39.25, the price which BB&T agreed to pay for each share of Matewan common stock is $26.30. Using this price, the respective multiples for the merger are 20.40x, 1.87x, 2.20x and 18.19%.

  Pro Forma Impact. Baxter Fentriss evaluated the earnings, book value and market value of the common stock of BB&T and considered the pro-forma earnings, book value and potential long range impact that the merger would have on the market value of BB&T common stock. Based on this analysis, Baxter Fentriss concluded the transaction should have a positive long-term impact on BB&T.

  Discounted Cash Flow Analysis. Baxter Fentriss performed a discounted cash flow analysis to determine hypothetical present values for a share of Matewan's common stock as a five and ten year investment. Under this analysis, Baxter Fentriss considered various scenarios for the performance of Matewan's common stock using a range of growth rates from six percent (6%) to twelve percent (12%) for Matewan's earnings and dividends. A range of terminal values from twelve to twenty-two was also used in the analysis as well as a range of discount rates from twelve percent (12%) to fourteen percent (14%). These ranges of growth rates, discount rates, and terminal values were chosen based upon what Baxter Fentriss in its judgement, considered to be appropriate taking into account, among other things, Matewan's past and current performance, the general level of inflation, rates of return for fixed income and equity securities in the marketplace generally and for companies of similar risk profiles. The net present value of Matewan's common stock was less than the $26.13 exchange value as calculated on April 26, 1999 in all of the 240 scenarios considered except for one scenario using a twelve percent (12%) discount rate, a twelve percent (12%) growth rate, and a terminal sales value of 22 over a ten year time horizon. In that specific case the net present value was higher by $.36 per share. Thus, Baxter Fentriss' discounted cash flow analysis indicated that Matewan shareholders would be in a better financial position by receiving the BB&T common stock offered in the merger rather than continuing to hold Matewan common stock.

  Below is a table that summarizes the discounted cash flow analysis that Baxter Fentriss performed in forming its fairness opinion. The table presents the ranges of present values that were calculated using growth rates from 6% to 12%, discount rates from 12% to 14%, terminal values of 14 to 22 times earnings and investment time frames of five and ten years. The table uses Matewan's December 31, 1998 financial data. An example of how to read this table is as follows:

  Using a discount rate of 12%, a terminal value of 14x and growth rates from 6% to 12%, the present value of Matewan's common stock is calculated to be in the range of $13.44 to $17.15 assuming the shares are sold in five years. The values in this range are less than the $26.13 which BB&T has offered which means under the assumptions of this particular scenario, a shareholder of Matewan stock would be better off taking the BB&T offer than holding Matewan stock.

           SUMMARY OF BAXTER FENTRISS DISCOUNTED CASH FLOW ANALYSIS

DISCOUNT RATE OF 12% AND GROWTH RATES OF 6% TO 12%

                                  RANGE OF PRESENT VALUE CALCULATIONS
                                  -----------------------------------
 TERMINAL VALUE              SELL SHARES IN                           SELL SHARES IN TEN
  OF EARNINGS                  FIVE YEARS                                   YEARS
 --------------              --------------                           ------------------
       14x                   $13.44 to $17.15                         $ 11.33 to $ 18.24
       18x                   $16.57 to $21.27                         $ 13.71 to $ 22.36
       22x                   $19.70 to $25.40                           $16.09 to $26.49

DISCOUNT RATE OF 13%AND GROWTH RATES OF 6% TO 12%

                                  RANGE OF PERCENT VALUE CALCULATIONS
                                  -----------------------------------
 TERMINAL VALUE              SELL SHARES IN                           SELL SHARES IN TEN
  OF EARNINGS                  FIVE YEARS                                   YEARS
 --------------              --------------                           ------------------
       14x                   $12.88 to $16.43                           $10.46 to $16.81
       18x                   $15.88 to $20.38                         $  12.64 to $20.58
       22x                   $18.87 to $24.32                         $  14.82 to $24.35

DISCOUNT RATE OF 14% AND GROWTH RATES OF 6% TO 12%

 TERMINAL VALUE              SELL SHARES IN                           SELL SHARES IN TEN
  OF EARNINGS                  FIVE YEARS                                   YEARS
 --------------              --------------                           ------------------
                                  RANGE OF PRESENT VALUE CALCULATIONS
                                  -----------------------------------
       14x                 $ 12.35 to $ 15.75                         $  9.68 to $ 15.50
       18x                 $ 15.22 to $ 19.53                         $ 11.67 to $ 18.96
       22x                 $ 18.08 to $ 23.30                         $ 13.66 to $ 22.41

  The discounted cash flow analysis is a widely used methodology. The results of such methodology are highly dependent upon the numerous assumptions that must be made and the results thereof are not necessarily indicative of actual values or actual future results.

  Using publicly available information on Matewan and BB&T and applying the capital guidelines of banking regulators, Baxter Fentriss' analysis indicated that the merger would not dilute the capital and earnings capacity of BB&T and would, therefore, likely not be opposed by the banking regulatory agencies from a capital perspective. Furthermore, Baxter Fentriss considered the likely market overlap and the Federal Reserve guidelines with regard to market concentration and concluded that possible antitrust issues do not exist.

  Baxter Fentriss has relied, without any independent verification, upon the accuracy and completeness of all financial and other information reviewed. Baxter Fentriss has assumed that all estimates were reasonably prepared by management, and reflect their best current judgments. Baxter Fentriss did not make an independent appraisal of the assets or liabilities of either Matewan or BB&T, and has not been furnished such an appraisal.

  No company or transaction used as a comparison in the above analysis is identical to Matewan, BB&T or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies used for comparison in the above analysis.

  Baxter Fentriss will be paid (1) a merger fee, equal to approximately 0.6% of the aggregate consideration received by Matewan and (2) reasonable out-of-pocket expenses for its services. Matewan has agreed to indemnify Baxter Fentriss against certain liabilities, including certain liabilities under federal securities laws.

Exchange Ratio

  In the merger, each share of Matewan common stock outstanding at the effective time will be converted into the right to receive BB&T common stock at an exchange ratio of 0.67 shares of BB&T common stock for each share of Matewan common stock. Each share of Matewan preferred stock outstanding at the effective time will be converted into the right to receive BB&T common stock at an exchange ratio of 0.8375 shares of BB&T common stock for each share of Matewan preferred stock.

  An increase in the common exchange ratio in excess of 0.67 or in the preferred exchange ratio in excess of 0.8375 could occur only if Matewan elected to terminate the merger agreement as described below; and BB&T then elected to avoid termination of the merger agreement by adjusting the exchange ratio. Under no circumstances would the exchange ratio be less than 0.67 shares of BB&T stock for each share of Matewan common stock or less than
0.8375 shares of BB&T stock for each share of Matewan preferred stock.

  Matewan may elect to terminate the merger agreement and abandon the merger if both of the following circumstances exist:

  . the average closing price per share of BB&T common stock on the NYSE on the five trading days before the Determination Date (defined below) (the "Closing Value") is less than $30.87, and

  . (a) the amount obtained by dividing the Closing Value by $36.3125 (the "BB&T Ratio") is less than (b) 90% of the amount obtained by dividing the Index Price on the Determination Date (these terms are defined below) by the Index Price on February 24, 1999 (the amount determined pursuant to clause (b), the "Index Ratio").

  Matewan may refuse to complete the merger under this provision by giving notice to BB&T during the five-day period following the Determination Date. BB&T will thereafter have a five-day period in which it could elect to increase the exchange ratio so that holders of Matewan stock would receive the consideration that they would have received had the Closing Value been $30.87, i.e., BB&T common stock having an implied market value (based on the Closing Value) of approximately $20.68 per share of Matewan common stock and BB&T common stock having an implied market value (based on the Closing Value) of approximately $25.85 per share of Matewan preferred stock. This election would be made by giving notice to Matewan of the election and the revised exchange ratio, whereupon Matewan would be required to proceed with the merger with the adjusted exchange ratio in accordance with all other terms of the merger agreement. Matewan could withdraw its notice of termination at any time during the ten-day period following the Determination Date and elect to proceed with the merger at the common exchange ratio of 0.67 and the preferred exchange ratio of 0.8375 if BB&T were to determine not to adjust the exchange ratio. In no event would BB&T have any obligation to increase the exchange ratio.

  For purposes of the rights of termination and adjustment described above, the following terms are defined as follows:

    "Determination Date" means the tenth calendar day preceding the date designated by BB&T as the closing date of the merger.

    "Index Group" means 12 bank holding companies designated in the merger agreement, the common stocks of all of which must be publicly traded and as to which there may not have been, since February 24, 1999 and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. If any such company or companies are removed from the Index Group, the weights (which have been determined based upon the number of shares of outstanding common stock) will be redistributed proportionately in determining the Index Price. If any company belonging to the Index Group, or BB&T, declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between February 24, 1999 and the Determination Date, the prices for the common stock of such company or BB&T will be appropriately adjusted.

    "Index Price" on a given date means the weighted average (weighted in accordance with the factors listed above and in the merger agreement) of the closing sales prices of the companies composing the Index Group.

  These conditions reflect the parties' agreement that Matewan's shareholders will assume certain risks of decline in the market value of BB&T common stock. If the value of BB&T common stock were to decline so that the Closing Value was below $30.87, but the Closing Value did not reflect a decline in the price of BB&T common stock from $36.3125 (the closing price of BB&T common stock on February 23, 1999) (the "Starting Price") of more than 10% in comparison to the stock prices of the group of comparable bank holding company stocks (the Index Group referenced above) as measured from February 24, 1999 to the Determination Date, then Matewan's shareholders would continue to assume the risk of decline in the value of BB&T common stock. Matewan will have the right to terminate the merger agreement only when both (a) the Closing Value is less than $30.87 and (b) the decline from the value of the Starting Price to the Closing Value exceeds by more than 10% the decline in value for the group of comparable bank holding companies from February 24, 1999 to the Determination Date.

  If the Matewan board elects to terminate the merger agreement because of a decline in the price of BB&T common stock, the principal factors BB&T would consider in deciding whether to increase the exchange ratio include the projected effect of the merger on BB&T's pro forma earnings and book value per share and whether BB&T's assessment of Matewan's earning potential as part of BB&T justifies the issuance of a greater number of shares of BB&T common stock. If BB&T should decline to adjust the exchange ratio, Matewan may elect to withdraw its election to terminate and to proceed with the merger without adjustment.

  In making this determination, the principal factors the Matewan board would consider include whether the merger remains in the best interest of Matewan and its shareholders, despite the decline in the BB&T common stock price, and whether the consideration to be received by Matewan shareholders remains fair from a financial point of view. Prior to making any decision to terminate the merger agreement or to proceed with the merger without adjustment of the exchange ratio, the Matewan board would consult with its financial and other advisors and would consider all financial and other information it deemed relevant to its decision, including considerations relating to the necessity or desirability of resoliciting Matewan shareholders under the circumstances.

  If Matewan elected not to exercise its right to terminate the merger agreement, the common exchange ratio would remain 0.67 and the preferred exchange ratio would remain 0.8375. The dollar value of the consideration which the Matewan common shareholders would receive for each share of Matewan common stock would be the value of 0.67 shares of BB&T common stock at the effective time, and the dollar value of the consideration which the Matewan preferred shareholders would receive for each share of Matewan preferred stock would be the value of 0.8375 shares of BB&T common stock at the effective time. If the termination right were triggered and BB&T did not increase the exchange ratio, the Matewan board could determine to proceed with the merger at the 0.67 and
0.8375 exchange ratios. If Matewan decided to proceed on this basis, it would resolicit shareholders only if the Matewan board believed that it had a fiduciary duty or otherwise decided to do so.

  The operation of the exchange ratio and the adjustment mechanism can be illustrated by three scenarios. (For purposes of the numerical examples, the Index Price, as of February 24, 1999, is deemed to be $100.)

  . The first scenario is that the Closing Value of the BB&T common stock is not less than $30.87. Under this scenario the common exchange ratio would be 0.67 and the preferred exchange ratio would be 0.8375, and there would be no potential adjustment to the exchange ratio and no right on the part of Matewan to terminate the merger agreement due to any decline in the price of BB&T common stock. The implied market value (based on the Closing Value) of the consideration to be received by Matewan common shareholders would be not less than $20.68, and the implied market value (based on the Closing Value) of the consideration to be received by Matewan preferred shareholders would be not less than $25.85

  . The second scenario is that the Closing Value is less than $30.87 but the BB&T Ratio is equal to or above the Index Ratio. In this case the common exchange ratio would be 0.67 and the preferred exchange ratio would be 0.8375, and there would be no right on the part of Matewan to terminate the merger agreement due to the decline in the value of BB&T common stock and therefore no potential adjustment to the exchange ratio, even though the implied market value of the consideration to be received by Matewan shareholders would have fallen from a pro forma $24.58 per share of Matewan common stock and $30.73 per share of Matewan preferred stock as of February 24, 1999 to less than $20.68 per share of Matewan common stock and less than $25.85 per share of Matewan preferred stock. For example, if the Closing Value were $28.00 and the Index Price were $85.00, the BB&T Ratio would be 0.77 ($28.00 / $36.3125) and the
     Index Ratio would be 0.765 (0.9 x ($85.00 / $100.00)). Based upon the assumed $28.00 Closing Value, the consideration to be received by Matewan shareholders would have an implied market value of $18.76 per share of Matewan common stock and $23.45 per share of Matewan preferred stock.

  . The third scenario is that both the Closing Value is less than $30.87 and the BB&T Ratio is less than the Index Ratio. In this case, Matewan would have the right to terminate the merger agreement. BB&T would have the right, but not the obligation, to reinstate the merger agreement by increasing the exchange ratios so that Matewan shareholders would receive shares of BB&T common stock having an implied market value (based upon the Closing Value) equal to approximately $20.68 per share of Matewan common stock and $25.85 per share of Matewan preferred stock. For example, if the Closing Value were $28.00 and the Index Price were $90.00, the BB&T Ratio would be 0.77 ($28.00 / $36.3125) and the Index Ratio would be 0.81 (0.9 x ($90.00 / $100.00)). Based upon the assumed $28.00 Closing Value, the consideration to be received by Matewan shareholders would have an implied market value of $18.76 per share of Matewan common stock and $23.45 per share of Matewan preferred stock. If the Matewan board elected to terminate the merger agreement, BB&T would have the right, but not the obligation, to reinstate the merger agreement by increasing the exchange ratios within five days to 0.7387 shares of BB&T stock per share of Matewan common stock and 0.9233 shares of BB&T stock per share of Matewan preferred stock. Based upon the assumed $28.00 Closing Value, the new exchange ratio would represent a value to Matewan shareholders of $20.68 per share of Matewan common stock and $25.85 per share of Matewan preferred stock.

  Matewan shareholders should be aware that the actual market value of a share of BB&T common stock at the effective time and at the time certificates for those shares are delivered following surrender and exchange of certificates for shares of Matewan stock may be more or less than the Closing Value. Matewan shareholders should obtain information on the market value of BB&T common stock that is more recent than that provided in this proxy statement/prospectus. See "Summary--Comparative Market Prices and Dividends."

  No fractional shares of BB&T common stock will be issued in the merger. Holders of Matewan stock otherwise entitled to a fractional share will be paid an amount in cash determined by multiplying the fractional part of such share of BB&T common stock by the Closing Value.

Exchange of Matewan Stock Certificates

  At the effective time, by virtue of the merger and without any action on the part of Matewan or the holders of Matewan common stock or preferred stock, each share of Matewan stock issued and outstanding immediately before the effective time will be converted into and will represent the right to receive, upon surrender of the certificate representing the share of Matewan stock as described below, whole shares of BB&T common stock and cash in lieu of any fractional share interest. Promptly after the effective time, BB&T will deliver or mail to each Matewan shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates that, immediately before the effective time, represented any shares of Matewan stock. Upon surrender of these certificates or other satisfactory evidence of ownership, together with the letter of transmittal completed in accordance with its instructions and such other documents as it may reasonably request, BB&T will promptly transfer the merger consideration to the persons entitled to receive it.

  Holders of Matewan stock should not send in their stock certificates until they receive transmittal forms and instructions.

  Until surrendered as described above, each outstanding certificate that prior to the effective time represented one or more shares of Matewan stock will be deemed upon the effective time for all purposes to represent only the right to receive the merger consideration. No interest will be paid or accrued on the merger consideration upon the surrender of the certificate or certificates representing shares of Matewan stock. With respect to any certificate for Matewan stock that has been lost or destroyed, BB&T will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy and evidence reasonably satisfactory to BB&T of ownership of the shares in question. After the effective time, no transfer of the shares of Matewan stock outstanding immediately before the effective time will be made on the stock transfer books of BB&T.

  BB&T will pay any dividends or other distributions with a record date before the effective time that have been declared or made by Matewan in respect of shares of Matewan stock in accordance with the terms of the merger agreement and that remain unpaid at the effective time. To the extent permitted by law, former shareholders of record of Matewan will be entitled to vote after the effective time at any meeting of BB&T shareholders the number of whole shares of BB&T common stock into which their respective shares of Matewan stock are converted, regardless of whether such holders have exchanged their certificates representing Matewan stock for certificates representing BB&T common stock. Whenever a dividend or other distribution is declared by BB&T on the BB&T common stock, the record date for which is at or after the effective time, the declaration will include dividends or other distributions on all shares of BB&T common stock issuable pursuant to the merger agreement, but after the effective time no dividend or other distribution payable to the holders of record of BB&T common stock as of any time subsequent to the effective time will be delivered to the holder of any certificate representing Matewan stock until such holder surrenders such certificate for exchange as described above. Upon surrender of such certificate, both the BB&T common stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) will be delivered and paid with respect to each share of Matewan stock represented by such certificate.

The Merger Agreement

 Effective Date and Time of the Merger

  The merger agreement provides that the closing of the merger will take place on the business day designated by BB&T that is within 30 days following the satisfaction of the conditions to the completion of the merger, or such later date as the parties may otherwise agree. The effective time will occur at the time and date specified in the articles of merger to be filed with the Secretary of State of North Carolina and the Department of State of Delaware. It is currently anticipated that the filing of the articles of merger will take place as soon as practicable following the date on which the merger agreement and the plan of merger is approved by the Matewan shareholders and all other conditions to the respective obligations of BB&T and Matewan to complete the merger have been satisfied. If the merger is approved at the meeting, it is currently anticipated that the filing of the articles of merger and the effective time will occur during the third quarter of 1999.

 Conditions to the Merger

  The obligations of BB&T and Matewan to carry out the merger are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the effective time:

  . all corporate action necessary to authorize the performance of the merger agreement and the plan of merger must have been duly and validly taken, including the approval of the shareholders of Matewan of the merger agreement and the plan of merger;

  . BB&T's registration statement on Form S-4 relating to the merger (including any post-effective amendments) must be effective under the Securities Act of 1933, as amended, no proceedings may be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement and the BB&T common stock to be issued in the merger must either have been registered or be subject to exemption from registration under applicable state securities laws;

  . the parties must have received all regulatory approvals required in connection with the transactions in the merger agreement, all notice periods and waiting periods required with respect to the approvals must have passed and all approvals must be in effect;

  . neither BB&T nor Matewan nor any of their respective subsidiaries may be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits completion of the transactions in the merger agreement; and

  . Matewan and BB&T must have received an opinion of BB&T's legal counsel, Womble Carlyle Sandridge & Rice, PLLC, in form and substance satisfactory to Matewan and BB&T, substantially to the effect that the merger will constitute one or more reorganizations under Section 368 of the Internal Revenue Code of 1986, as amended, and that the shareholders of Matewan will not recognize any gain or loss to the extent that they exchange shares of Matewan common stock or preferred stock for shares of BB&T common stock.

  The obligations of Matewan to carry out the transactions in the merger agreement are also subject to the satisfaction of the following additional conditions at or before the effective time, unless, where permissible, waived by Matewan:

  . BB&T must have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement;

  . the shares of BB&T common stock to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of issuance; and

  . Matewan must have received certain closing certificates and legal opinions from BB&T and its counsel.

  In addition, all representations and warranties of BB&T will be evaluated as of the date of the merger agreement and as of the effective time as though made on and as of the effective time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise
provided in the merger agreement or consented to in writing by Matewan. The representations and warranties of BB&T concerning

  .  its capitalization,

  . its and its subsidiaries' organization and authority to conduct business,

  .  its authorization and the binding nature of the merger agreement and

  . the absence of any conflict between the transactions in the merger agreement and BB&T's articles of incorporation or bylaws must be true and correct (except for inaccuracies that are de minimis in amount). Moreover, there must not exist inaccuracies in any of the representations and warranties of BB&T set forth in the merger agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a material adverse effect on BB&T.

  The obligations of BB&T to carry out the transactions in the merger agreement are also subject to satisfaction of the following additional conditions at or before the effective time, unless, where permissible, waived by BB&T:

  . no regulatory approval may have imposed any condition or requirement that, in the reasonable opinion of the board of directors of BB&T, would so materially adversely affect the business or economic benefits to BB&T of the transactions in the merger agreement as to render their completion inadvisable or unduly burdensome;

  . Matewan must have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement;

  . BB&T must have received agreements from certain affiliates of Matewan concerning the shares of BB&T common stock to be received by them; and

  . BB&T must have received certain closing certificates and legal opinions from Matewan and its counsel.

  In addition, all representations and warranties of Matewan will be evaluated as of the date of the merger agreement and as of the effective time as though made on and as of the effective time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise provided in the merger agreement or consented to in writing by BB&T. The representations and warranties of Matewan concerning

  .  its capitalization,

  . its and its subsidiaries' organization and authority to conduct business,

  .  its ownership of its subsidiaries,

  .  its authorization and the binding nature of the merger agreement,

  . the absence of conflict between the transactions in the merger agreement and Matewan's articles of incorporation or bylaws,

  . its forbearance from taking any actions that would negatively affect the tax-free elements of the merger or the receipt of necessary regulatory approvals and

  . actions taken to exempt the merger from any applicable anti-takeover laws must be true and correct (except for inaccuracies that are de minimis in amount). Moreover, there must not exist inaccuracies in any of the representations and warranties of Matewan set forth in the merger agreement such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a material adverse effect on Matewan.

 Conduct of Matewan's and BB&T's Business Prior to the Effective Time of the Merger

  Except with the prior consent of BB&T, before the effective time Matewan may not, and must cause each of its subsidiaries not to:

  . carry on its business except in the ordinary course and in substantially the same manner as previously conducted, or establish or acquire any new subsidiary or engage in any new type of activity or expand any existing activities;

  . declare or pay any distribution on its capital stock, other than regularly scheduled quarterly dividends of $0.12 per share of Matewan common stock and $0.47 per share of Matewan preferred stock payable on record dates and in amounts consistent with past practices (except that any dividend declared or payable in the quarterly period during which the effective time occurs may, unless otherwise agreed, be declared with a record date before the effective time only if the normal record date for payment of the corresponding quarterly dividend on BB&T common stock is before the effective time);

  . issue any shares of capital stock except under the option granted to BB&T in connection with the merger agreement or upon the conversion of its preferred stock;

  . issue or authorize any rights to acquire capital stock or effect any recapitalization, reclassification, stock dividend, stock split or similar change in capitalization;

  .  amend its articles of incorporation or bylaws;

  . impose or permit the imposition or existence of any lien, charge or encumbrance on any share of stock held by it in any Matewan subsidiary (with the exception of a lien held on the shares of common stock of Matewan National Bank held by One Valley Bank) or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

  . merge with any other entity or permit any other entity to merge into it, acquire control over any other entity or dispose of any assets or acquire any assets, in each case other than in the ordinary course of its business consistent with past practice;

  . fail to comply in any material respect with any legal requirements applicable to it and to the conduct of its business;

  . increase the compensation of any of its directors, officers or employees (excluding increases resulting from the exercise of outstanding compensatory stock options), or pay or agree to pay any bonus or provide any new employee benefit or incentive, except for increases or payments made in the ordinary course under existing arrangements;

  . enter into or substantially modify (except as may be required by law) any employee benefit, incentive or welfare arrangement, or any related trust agreement, relating to any of its directors, officers or other employees (other than renewal of any of arrangement consistent with past practice);

  . solicit inquiries or proposals with respect to, furnish any information relating to, or participate in any discussions concerning, any other business combination with Matewan or any Matewan subsidiary, or fail to notify BB&T immediately if any such inquiries or proposals are received, any such information is requested or required or any such discussions are sought (except that this would not apply to an unsolicited offer if Matewan is advised by legal counsel that in its opinion the failure to furnish information or negotiate would likely constitute a breach of the fiduciary duty of the Matewan board to the Matewan shareholders);

  . enter into (a) any material agreement or commitment not made in the ordinary course, (b) any agreement, indenture or other instrument not made in the ordinary course relating to the borrowing of money by Matewan or a Matewan subsidiary or guarantee by Matewan or a Matewan subsidiary of any obligation, (c) any agreement or commitment relating to the employment or severance of a consultant or the employment, severance or retention in office of any director, officer or employee (except for the election of directors or the reappointment of officers in the normal course) or (d) any contract, agreement or understanding with a labor union;

  . change its lending, investment or asset liability management policies in any material respect, except as required by applicable law and except that after shareholder approval of the merger agreement and receipt of necessary regulatory approvals, Matewan will cooperate with BB&T to adopt policies, practices and procedures consistent with those used by BB&T;

  . change its methods of accounting in effect at December 31, 1997, except as required by changes in accounting principles reasonably concurred in by BB&T, or change any of its federal income tax reporting methods from those used in the preparation of its tax returns for the year ended December 31, 1997, except as required by changes in law;

  . incur any commitments for capital expenditures or obligation to make capital expenditures in excess of $50,000 for any one expenditure or $250,000 in the aggregate;

  . incur any new indebtedness other than deposits from customers, advances from the Federal Home Loan Bank or Federal Reserve Bank and reverse repurchase arrangements, in each case in the ordinary course;

  . take any action that could reasonably be expected to (a) cause the merger not to constitute a tax-free reorganization as determined by BB&T, (b) result in any inaccuracy of a representation or warranty that would permit termination of the merger agreement or (c) cause any of the conditions to the merger to fail to be satisfied;

  .  dispose of any material assets other than in the ordinary course; or

  .  agree to do any of the foregoing.

  Except with the prior consent of Matewan, before the effective time neither BB&T nor any subsidiary of BB&T may take any action that would or might be expected to

  .  cause the merger not to constitute a tax-free reorganization;

  . result in any inaccuracy of a representation or warranty that would allow for termination of the merger agreement;

  . cause any of the conditions precedent to the transactions in the merger agreement to fail to be satisfied;

  . exercise the option agreement executed concurrently with the merger agreement other than in accordance with its terms or dispose of shares of Matewan common stock acquired under that agreement other than in accordance with its terms; or

  . fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

 Waiver; Amendment; Termination; Expenses

  Except with respect to any required regulatory approval, BB&T or Matewan may at any time (whether before or after approval of the merger agreement and the plan of merger by the Matewan shareholders) extend the time for the performance of any of the obligations or other acts of the other party and may waive (a) any inaccuracies of the other party in the representations or warranties contained in the merger agreement, the plan of merger or any document delivered pursuant thereto, (b) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained in the merger agreement or in the plan of merger or (c) the performance by the other party of any of its obligations set out therein. The parties may also mutually amend or supplement the merger agreement in writing at any time. No such extension, waiver, amendment or supplement after approval by the Matewan shareholders of the merger agreement and the plan of merger, however, may modify either the amount or the form of the consideration to be provided to holders of Matewan common stock upon completion of the merger.

  If any of the conditions to the obligation of either party to complete the merger is not fulfilled, such party will consider the materiality of such nonfulfillment. In the case of the nonfulfillment of a condition to Matewan's obligations, Matewan will, if it believes appropriate under the circumstances, resolicit shareholder approval of the merger agreement and the plan of merger and in connection therewith provide appropriate information concerning such nonfulfillment.

  The merger agreement may be terminated, and the merger may be abandoned:

  . at any time before the effective time, by the mutual consent in writing of BB&T and Matewan;

  . at any time before the effective time, by either party (a) in the event of a material breach by the other party of any covenant or agreement contained in the merger agreement or (b) in the event of an inaccuracy of any representation or warranty of the other party contained in the merger agreement that would provide the nonbreaching party the ability to refuse to complete the merger under the applicable standard set forth in the merger agreement (see "--Conditions to the Merger"); and, in the case of (a) or (b), if such breach or inaccuracy has not been cured by the earlier of 30 days following notice of such breach to the party committing such breach or inaccuracy or the effective time;

  . at any time before the effective time, by either party in writing, if any of the conditions precedent to the obligations of the other party to complete the transactions in the merger agreement cannot be satisfied or fulfilled before the Closing Date, and the party giving the notice is not in breach of any of its representations, warranties, covenants or undertakings;

  . at any time, by either party in writing, if any of the applications for prior regulatory approval are denied, and the time period for appeals and requests for reconsideration has run;

  . at any time, by either party in writing, if the shareholders of Matewan do not approve the merger agreement and the plan of merger;

  . at any time following October 15, 1999, by either party in writing, if the effective time has not occurred by the close of business on such date and the party giving the notice is not in breach of any of its representations, warranties, covenants or undertakings; or

  . by Matewan, pursuant to the provisions of the merger agreement described above under "--Exchange Ratio."

  If the merger agreement is terminated pursuant to any of the provisions described above, both the merger agreement and the plan of merger will become void and have no effect, except that (a) provisions in the merger agreement relating to confidentiality and expenses will survive any such termination and
(b) a termination for an uncured breach of a covenant or agreement or inaccuracy in a representation or warranty will not relieve the breaching party from liability for that breach or inaccuracy.

  Each party to the merger agreement will pay all expenses incurred by it in connection with the merger agreement and the merger, except that printing expenses and SEC registration fees incurred in connection with the Registration Statement will be paid 50% by BB&T and 50% by Matewan.

Interests of Certain Persons in the Merger

  Certain members of Matewan's management, including all of its directors, have certain interests in the merger that are in addition to their interests as shareholders of Matewan generally. The Matewan board was aware of these factors and considered them, among other matters, in approving the merger agreement.

 Employment Agreements

  In connection with the merger, it is anticipated that Branch Banking and Trust Company, BB&T's North Carolina banking subsidiary ("BB&T-NC" or the "Employer") will enter into a five-year employment agreement with Dan R. Moore and a three-year employment agreement with each of Timothy Edwards, Lee E. Ellis and Anna Ward (with Mr. Moore, the "Executives").

  Each of the employment agreements provides that the Executive in question will receive a base salary at least equal to that previously received from Matewan, with the potential for an annual increase based on the Employer's performance and the Executive's performance.

  Each of the Executives will be entitled to participate in any bonus or incentive plan, whether it provides for awards in cash or securities, made available to similarly situated officers, or such other similar plans for which the Executive may become eligible and designated a participant. Each Executive also will receive, on the same basis as other similarly situated officers of the Employer, employee pension and welfare benefits and group employee benefits such as sick leave, vacation, group disability and health, dental, life and accident insurance and similar indirect compensation that may be extended to similarly situated officers.

  In addition, Mr. Moore's agreement provides that, after the merger of Matewan National Bank into BB&T-NC, he will serve the remainder of the agreement's term as a consultant to BB&T-NC on mutually agreed-upon terms. Mr. Moore's agreement also provides that he will be eligible to participate in bonus and incentive plans only during the first 18 months of the term of the agreement.

  Each Executive's employment agreement provides that, if the Employer terminates the Executive's employment other than because of disability or for cause, the Executive will, if he or she complies with certain noncompetition provisions, be entitled to receive an annual salary equal to the highest amount of cash compensation (including bonuses) received during any of the preceding three calendar years ("Termination Compensation") for the remainder of what would otherwise have been the term of the agreement. In addition, each Executive would continue to receive health insurance coverage and other group employee benefits from the Employer on the same terms as were in effect before the termination, either under the Employer's plans or comparable coverage, during the time payments of Termination Compensation are made.

  Each of the employment agreements provides that the Executive may voluntarily terminate employment for "Good Reason" (defined below) until twelve months after a "Change of Control" (defined below) of the Employer or BB&T and (a) be entitled to receive in a lump sum (1) any compensation due but not yet paid through the date of termination and (2) in lieu of any further salary payments from the date of termination to the end of the term of the agreement, an amount equal to the Termination Compensation times 2.99, and (b) continue to receive health insurance coverage and other group employee benefits for a period of three years following termination of employment by the Executive on the same terms as were in effect either (A) at the date of termination or (B) at the date of the Change of Control, if such plans and programs in effect before the Change of Control were, considered together as a whole, materially more generous to the officers of the Employer than such plans and programs at the date of termination.

  "Good Reason" means any of the following events occurring without the Executive's consent:

  . the assignment to the Executive of duties inconsistent with the position and status of the Executive's title;

  . a reduction in the Executive's pay grade or base salary as then in effect, or the exclusion of the Executive from participation in benefit plans in which he previously participated;

  . an involuntary relocation of the Executive more than 100 miles from the location where the Executive worked immediately before a Change in Control, or the breach by the Employer of any material provision of the employment agreement; or

  . any purported termination of the employment of the Executive by the Employer not effected in accordance with the employment agreement.

  A "Change of Control" would be deemed to occur if

  . any person or group of persons (as defined in the Securities Exchange Act of 1934, as amended) together with its affiliates, excluding employee benefit plans of the Employer or BB&T, is or becomes the beneficial owner of securities of the Employer or BB&T representing 20% or more of the combined voting power of the Employer's or BB&T's then outstanding securities;

  . as a result of a tender offer or exchange offer for the purchase of securities of the Employer or BB&T (other than an offer by BB&T for its own securities), or as a result of a proxy contest, merger, consolidation or sale of assets, or as a result of any combination of the foregoing, individuals who at the beginning of any two-year period constitute the BB&T board, plus new directors whose election or nomination for election by BB&T's shareholders is approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of the two-year period, cease for any reason during the two-year period to constitute at least two-thirds of the members of the BB&T board;

  . the shareholders of BB&T approve a merger or consolidation of BB&T with any other corporation or entity, regardless of which entity is the survivor, other than a merger or consolidation that would result in the voting securities of BB&T outstanding immediately beforehand continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 40% of the combined voting power of the voting securities of BB&T or the other surviving entity outstanding immediately after the merger or consolidation;

  . the shareholders of BB&T approve a plan of complete liquidation or winding-up of BB&T or an agreement for the sale or disposition by BB&T of all or substantially all of BB&T's assets; or

  . any other event occurs that the BB&T board determines should constitute a Change of Control.

  If any of the payments to be made under the employment agreements would constitute a "parachute payment," as defined in Section 280G of the Internal Revenue Code, the payments would be reduced by the smallest amount necessary so that no portion of such payments would be a "parachute payment." A "parachute payment" generally is a payment which is contingent on a change in the control of the corporation and the present value of which equals or exceed three times the "base amount," which is generally defined as the Executive's annualized includable compensation for the "base period," which is generally the most recent five taxable years of the Executive ending before the date of the change in control. Sections 280G and 4999 of the Internal Revenue Code generally provide that if "parachute payments" are paid to an individual, everything above the base amount will be subject to a 20% excise tax payable by the individual (in addition to the payment of regular income taxes on the payments), as well as be nondeductible by the employer for federal income tax purposes.

  The Executives' employment agreements will supersede any of their existing employment agreements and change of control arrangements with Matewan or its subsidiaries.

 Matewan Board of Directors

  In connection with the merger, BB&T will offer each member of the Matewan board a seat on its advisory board for the southern West Virginia area. For two years after the effective time, those members will receive, as compensation for service on the advisory board, member's fees (annual retainer and attendance fees) equal in amount each year to the annual retainer and schedule of attendance fees for directors of Matewan in effect on January 1, 1999. These advisory board members will thereafter receive fees in accordance with BB&T's standard schedule of advisory board service fees. For two years after the effective time, no such member may be prohibited from serving because he or she has reached the maximum age for advisory board service (currently age 70). In addition to the foregoing, Dan R. Moore will be appointed to the board of directors of BB&T-NC. Members of the BB&T-NC board who are not employees of BB&T receive an annual retainer of $5,000 plus $1,000 for each meeting attended.

 Indemnification of Directors and Officers

  The merger agreement provides that BB&T or one of its subsidiaries will maintain for three years after the effective time directors' and officers' liability insurance covering directors and officers of Matewan for acts or omissions before the effective time. This insurance will provide at least the same coverage and amounts as contained in Matewan's policy on the date of the merger agreement, unless the annual premium on the policy would exceed 150% of the annual premium payments on Matewan's policy, in which case BB&T would maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to this amount. BB&T has also agreed to indemnify all individuals who are or have been officers, directors or employees of Matewan or any Matewan subsidiary before the effective time from any acts or omissions in these capacities before the effective time to the fullest extent that such indemnification is provided under Matewan's articles of incorporation or bylaws on the date hereof and is permitted under North Carolina law.

Rights of Dissenting Preferred Shareholders

  The following summary is not a complete statement of the provisions of Delaware law relating to the appraisal rights of shareholders and is qualified in its entirety by reference to the provisions of Section 262 of the Delaware General Corporate Law set forth in full as Appendix C to this proxy statement/prospectus.

  Holders of record of shares of Matewan preferred stock who comply with the applicable procedures summarized herein will be entitled to dissent and appraisal rights under Section 262. A person having a beneficial interest in shares of Matewan preferred stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

  All references in Section 262 and in this summary to a "shareholder" are to the record holder of shares as to which appraisal rights are asserted. Voting against, abstaining from voting or failing to vote on approval and adoption of the merger agreement will not constitute a demand for appraisal within the meaning of Section 262.

  Shareholders who follow the procedures set forth in Section 262 may receive, in lieu of the merger consideration, a cash payment equal to the "fair value" of their shares of Matewan preferred stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court. Such fair value would be determined by judicial appraisal and could be more than, the same as, or less than, the merger consideration. The statutory right of appraisal granted by Section 262 is subject to strict compliance with the procedures set forth below. Failure to follow any of these procedures may result in a termination or waiver of appraisal rights under Section 262.

  To be entitled to receive payment of the fair value of the shares of Matewan preferred stock, a shareholder (i) must file a written demand for appraisal of his or her shares with Matewan before the voting by Matewan's shareholders on the merger agreement and the plan of merger at the meeting (the demand must reasonably inform Matewan of the identity of the shareholder and that the shareholder intends thereby to demand an appraisal of his or her shares of Matewan preferred stock); (ii) must not vote his or her shares of Matewan preferred stock in favor of approval of the merger agreement and the plan of merger; and (iii) must have his or her shares of Matewan preferred stock valued in an appraisal proceeding, as described below. A proxy or vote against approval and adoption of the merger agreement and the plan of merger will not satisfy the requirement that a shareholder file a written demand for appraisal as set forth above. The requirement of a written demand is separate from, and should not be confused with, the requirement that a shareholder not vote in favor of approval of the merger agreement and the plan of merger. A failure to vote on the merger agreement and the plan of merger will not be construed as a vote in favor of approval of the merger agreement and the plan of merger and will not constitute a waiver of a shareholder's rights of appraisal. A shareholder who returns a signed proxy indicating that he or she abstains from voting will similarly not waive his or her rights of appraisal. However, because a proxy signed and left blank will, unless properly revoked, be voted in favor of approval of the merger agreement and the plan of merger, a shareholder who returns a signed proxy left blank will waive his or her rights of appraisal. Therefore, a shareholder electing to exercise appraisal rights who votes by proxy must not leave his or her proxy blank, but must either vote against approval of the merger agreement and the plan of merger or abstain from voting on such matter.

  A holder of shares of Matewan preferred stock wishing to exercise his or her appraisal rights must be the record holder of such shares on the date the written demand for appraisal is made and must continue to hold the shares of record until the effective time of the merger. Accordingly, a holder of shares of Matewan preferred stock who is the record holder of such shares on the date the written demand for appraisal is made, but who thereafter transfers his or her shares prior to the effective time of the merger, will lose any right to appraisal in respect of such shares.

  Only a holder of record of shares of Matewan preferred stock is entitled to assert appraisal rights for the shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as the holder's name appears on his or her stock certificates. If the shares of Matewan preferred stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of Matewan preferred stock are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds shares of Matewan preferred stock as nominee for several beneficial owners may exercise appraisal rights with respect to shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for other beneficial owners; in this case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner. Shareholders who hold their shares of Matewan preferred stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

  If the merger agreement is approved by the shareholders, BB&T will send a notice of the actual effective time of the merger, within ten days thereafter, to each shareholder who has filed an adequate written demand for appraisal with Matewan and who has not voted in favor of approval of the merger agreement and the plan of merger. Within 120 days after the effective time of the merger, BB&T or any shareholder properly seeking appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of all shareholders seeking appraisal rights. BB&T is under no obligation, and has no present intention, to file such a petition, and all shareholders seeking to exercise appraisal rights should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the effective time of the merger, any shareholder who has complied with the provisions of Section 262, upon written request, shall be entitled to receive from BB&T a statement setting forth the aggregate number of shares of Matewan preferred stock not voted in favor of approval of the merger agreement and the plan of merger and with respect to which demands for appraisal have been received and the aggregate number of record holders of such shares. Such written statement must be mailed to any such shareholder within ten days after his or her written request for such a statement is received by BB&T or within ten days after the vote on the merger agreement and the plan of merger at the meeting, whichever is later.

  If a petition for appraisal is timely filed, the Court of Chancery will conduct a hearing on such petition to determine whether the shareholders seeking appraisal rights have complied with Section 262 and have thereby become entitled to appraisal rights. The Court of Chancery will then determine the fair value of the shares of Matewan preferred stock exclusive of any element of value arising from the expectation or accomplishment of the merger, but including a fair rate of interest, if any, to be paid on the amount determined to be the fair value. In determining fair value, the Court of Chancery is to take into account all relevant factors. Shareholders considering appraisal should bear in mind that the fair market value of their shares determined under Section 262 could be more than, the same as, or less than, the consideration they will receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that the written opinion of Baxter Fentriss set forth as Appendix B is not necessarily an opinion regarding fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings.

  The Chancery Court will determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Matewan preferred stock have been appraised. The costs of the appraisal proceeding may be assessed against one or more parties to the proceeding as the Court of Chancery considers equitable. Upon application by a shareholder, the Court of Chancery may order all or a portion of the expenses

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

incurred by any shareholder in connection with the appraisal proceedings (including, without limitation, reasonable attorneys' fees and the fees and expenses of experts) to be charged pro rata against the value of all of the shares entitled to an appraisal.

  A shareholder will fail to perfect his or her right of appraisal if (i) he or she does not deliver a written demand for appraisal to Matewan prior to the vote for approval of the merger agreement and the plan of merger, (ii) he or she votes his or her shares of Matewan preferred stock in favor of approval of the merger agreement and the plan of merger, (iii) no dissenting shareholder files a petition for appraisal within 120 days after the effective time of the merger, or (iv) he or she delivers to Matewan both a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger agreement, except that any such attempt to withdraw such demand not made within 60 days after the effective time of the merger requires the written approval of BB&T. If any shareholder who properly demands appraisal of his or her shares under Section 262 fails to perfect, or effectively withdraws or loses, his or her right to appraisal as provided in (iii) or (iv) above, the shares of such shareholder will be converted into the right to receive the merger consideration receivable with respect to the shares in accordance with the merger agreement.

  If an appraisal proceeding is properly instituted, it may not be dismissed as to any shareholder who has perfected his or her right of appraisal without the approval of the Court of Chancery, and any such approval may be conditioned on such terms as the Court of Chancery deems just.

  After the effective time of the merger, no shareholder who has demanded appraisal rights will be entitled to vote his or her shares of Matewan preferred stock for any purpose or to receive dividends on, or other distributions in respect of, such shares (except dividends or distributions payable to shareholders as of a record date prior to the effective time of the merger).

  Holders of record of shares of Matewan preferred stock should note that cash paid to dissenting shareholders in satisfaction of the fair value of their shares will be taxable. See "--Federal Income Tax Consequences of the Merger."

  Failure by a shareholder to follow the steps required by Delaware law for perfecting rights of appraisal may result in the loss of such rights. In view of the complexity of these provisions, shareholders who are considering dissenting from the approval and adoption of the merger agreement and exercising their rights under Section 262 should consult their legal advisors.

  All written communications from shareholders with respect to the exercise of appraisal rights should be mailed before the effective time of the merger to Matewan BancShares, Inc., Second Avenue and Vinson Street, Williamson, West Virginia 25661, Attention: Secretary, and after the effective time of the merger to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina 27101, Attention: Secretary.

Regulatory Considerations

  Bank holding companies (such as BB&T and Matewan) and their depository institution subsidiaries are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. Among these laws and regulations are requirements of prior approval by applicable government regulatory authorities in connection with acquisition and merger transactions such as the merger, as summarized below. In addition, these institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies. Detailed discussions of such ongoing regulatory oversight and the laws and regulations under which it is carried out can be found in the Annual Reports on Form 10-K of BB&T and Form 10-K of Matewan incorporated by reference herein. See "Where You Can Find More Information" on page 58. Those discussions are qualified in their entirety by the actual language of the laws and regulations, which are subject to change based on possible future legislation and action by regulatory agencies.

  The merger and the subsidiary bank mergers are subject to certain regulatory approvals, as set forth below. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

 The Merger

  The merger is subject to approval by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956. In considering the approval of a transaction such as the merger, this act requires the Federal Reserve to review the financial and managerial resources and future prospects of the bank holding companies and the banks concerned and the convenience and needs of the communities to be served. The Federal Reserve also is required to evaluate whether the merger would result in a monopoly or would be in furtherance of any combination or conspiracy or attempt to monopolize the business of banking in any part of the United States or otherwise would substantially lessen competition or tend to create a monopoly or which in any manner would be in restraint of trade, unless it finds the anti-competitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

  Where a transaction, such as the merger, is the acquisition by a bank holding company of a bank located in a state other than the home state of the bank holding company (in this case North Carolina), the Bank Holding Company Act authorizes the Federal Reserve to approve the transaction without regard to whether such transaction is prohibited under the laws of any state, provided the bank holding company is adequately capitalized and adequately managed and certain other limitations are not exceeded. BB&T is considered well-capitalized and well-managed under the Federal Reserve's Regulation Y, and the transaction does not exceed the other limitations.

  The Federal Reserve also must review the nonbanking activities being acquired in the merger (such as operating a savings institution) to determine whether the acquisition of such activities reasonably can be expected to produce benefits to the public (such as greater convenience, increased competition or gains in efficiency) that outweigh possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices). This consideration includes an evaluation by the Federal Reserve of the financial and managerial resources of BB&T and its subsidiaries and Matewan Bank, FSB, and the effect of the proposed transaction on those resources, as well as whether the merger would result in a monopoly or otherwise would substantially lessen competition. By statute, the Federal Reserve is required to forward a copy of the notice required to be filed by BB&T to the Office of Thrift Supervision for its review and comment. However, because bank holding companies that acquire savings institutions are exempt from the provisions of federal law relating to savings and loan holding companies, BB&T is not required to file a separate application with the Office of Thrift Supervision for approval of the merger.

  BB&T must provide notice to the West Virginia Commissioner of Banking under the West Virginia Code, which permits an out-of-state bank holding company to acquire a West Virginia bank holding company if the Commissioner does not object to the transaction. The Commissioner may object to the transaction if it is contrary to West Virginia law.

  BB&T also is required to provide notice to the Virginia Bureau of Financial Institutions under the Virginia Code, which permits an out-of-state bank holding company that controls a Virginia bank, such as BB&T, to acquire a bank outside of Virginia, such as Matewan National Bank, if the Bureau approves the transaction. The Bureau is required to approve the transaction if it determines that the transaction would not be detrimental to the safety and soundness of the Virginia bank.

  BB&T also must provide notice of the merger to the Georgia Department of Banking and Finance at least thirty days prior to consummation of the merger.


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

 The Subsidiary Bank Mergers

  Although not required by the terms of the merger agreement or the plan of merger, BB&T expects to effect the subsidiary bank mergers during the second quarter of 2000. The subsidiary bank mergers are each subject to approval of the Federal Deposit Insurance Corporation under the Bank Merger Act. In granting its approval under the Bank Merger Act, the FDIC must consider the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Further, the FDIC may not approve any subsidiary bank merger if it would result in a monopoly, if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, if the effect of the subsidiary bank merger in any section of the country may be to substantially to lessen competition or to tend to create a monopoly or if it would be in any other manner in restraint of trade, unless the FDIC finds that the anticompetitive effects of the subsidiary bank merger are clearly outweighed in the public interest by the probable effect of such merger in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institution under the Community Reinvestment Act of 1977 in meeting the credit needs of the community, including low- and moderate-income neighborhoods, served by such institution. Applicable regulations also require publication of notice of the application for approval of the subsidiary bank mergers and an opportunity for the public to comment on the applications in writing and to request a hearing.

  The North Carolina Commissioner of Banks also must approve the subsidiary bank mergers under the bank merger act provisions of the North Carolina General Statutes. In its review of the subsidiary bank mergers, the N.C. Commissioner is required to consider whether the interests of the depositors, creditors and shareholders of each institution are protected, whether the mergers are in the public interest and whether the mergers are for legitimate purposes.

  Notice of the merger of Matewan National Bank into BB&T-NC must be provided to the West Virginia Commissioner of Banking. The Commissioner may object to the merger if the N. C. Commissioner is without authority or procedures under North Carolina law to review the transaction or is not under North Carolina law viewed as the primary regulator of its chartered banks' out-of-state branches.

  All of the required applications and notices for the merger have been submitted to the appropriate regulatory agencies, and BB&T and Matewan anticipate that the regulatory approvals described herein will be obtained in time to allow completion of the merger during the third quarter. However, there can be no assurance that such regulatory approvals will be obtained or that such approvals will not be conditioned upon matters that would cause BB&T to abandon the merger in the manner permitted by the merger agreement. There likewise is no assurance that the U.S. Department of Justice or a state attorney general will not challenge the merger or any of the subsidiary bank mergers, or, if such a challenge is made, as to the results thereof.

  BB&T and Matewan are not aware of any other governmental approvals or actions that are required for completion of the merger or the subsidiary bank mergers, except as described above. Should any other approval or action be required, it is currently expected that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained, would not delay completion of the merger or would not be conditioned in a manner that would cause BB&T to abandon the merger in the manner permitted by the merger agreement.

Material Federal Income Tax Consequences of the Merger

  The following is a summary description of the material anticipated federal income tax consequences of the merger generally applicable to the shareholders of Matewan and to BB&T and Matewan. This summary is not intended to be a complete description of all of the federal income tax consequences of the merger. No information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable with respect to certain specific categories of shareholders, including but not limited to persons who are corporations, trusts, dealers in securities, financial institutions, insurance companies or tax exempt organizations; persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts); persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the merger) or are subject to the "golden parachute" provisions of the Internal Revenue Code (to the extent that tax affects the tax consequences of the merger); persons who acquired Matewan common or preferred stock pursuant to employee stock options or otherwise as compensation if such shares are subject to any restriction related to employment; persons who do not hold their shares as capital assets; or persons who hold their shares as part of a "straddle" or "conversion transaction." No ruling has been or will be requested from the IRS with respect to the tax effects of the merger. The federal income tax laws are complex, and a shareholder's individual circumstances may affect the tax consequences to the shareholder. Consequently, each Matewan shareholder is urged to consult his or her own tax advisor regarding the tax consequences, including the applicable United States federal, state, local, and foreign tax consequences, of the merger to him or her.

  In the opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T:
(a) the merger will constitute a reorganization under Section 368 of the Internal Revenue Code; (b) no gain or loss will be recognized by BB&T or Matewan by reason of the merger; (c) the shareholders of Matewan will recognize no gain or loss for federal income tax purposes to the extent BB&T common stock is received in the merger in exchange for Matewan common stock or preferred stock; (d) a shareholder of Matewan who receives cash in lieu of a fractional share of BB&T common stock will recognize gain or loss as if the shareholder received the fractional share and it was then redeemed for cash in an amount equal to the amount paid by BB&T in respect of such fractional share; (e) the tax basis in the BB&T common stock received by a shareholder (including any fractional share interest deemed received) will be the same as the tax basis in the Matewan common stock or preferred stock surrendered in exchange therefor; and (f) the holding period for BB&T common stock received (including any fractional share interest deemed received) in exchange for shares of Matewan common stock or preferred stock will include the period during which the shareholder held the shares of Matewan stock surrendered in the exchange, provided that the Matewan stock was held as a capital asset at the effective time.

  The completion of the merger is conditioned upon the receipt by BB&T and Matewan of the legal opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T, dated as of the closing date to the effect of items (a) and (c) as described above. Neither party intends to waive this condition. If the tax opinion were not available and the Matewan board wished to proceed with the merger, Matewan would resolicit its shareholders.

Accounting Treatment

  It is anticipated that the Merger will be accounted for under the purchase method of accounting. Under this accounting method, BB&T will record the acquired identifiable assets and liabilities assumed at the fair market value at the time of completion of the merger. Any excess of the cost of Matewan and the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed will be recorded as goodwill. Any goodwill recorded is expected to be amortized over the period of expected benefit. BB&T's reported income will include the operations of Matewan after acquisition, based on the cost of the transaction. Financial statements of BB&T issued after completion of the merger would reflect the impact of Matewan. Financial statements of BB&T issued after completion of the merger would not be restated retroactively to reflect Matewan's historical financial position or results of operations. The unaudited pro forma financial information contained in this proxy statement/prospectus has been prepared using the purchase method of accounting. See "SUMMARY--Comparative Per Share Data."

The Option Agreement

 General

  As a condition to BB&T entering into the merger agreement, Matewan (as issuer) entered into an agreement with BB&T (as grantee), pursuant to which Matewan granted an option to BB&T to purchase from Matewan up to 791,700 shares of Matewan common stock (subject to adjustment in certain circumstances) at a price of $28.00 per share (subject to adjustment under certain circumstances). The purchase of any shares of Matewan common stock pursuant to the option is subject to compliance with applicable law, including the receipt of necessary approvals under the Bank Holding Company Act of 1956, and to BB&T's compliance with its covenants in the merger agreement.

  The option agreement is intended to increase the likelihood that the merger will be completed in accordance with the terms set forth in the merger agreement. Consequently, certain aspects of the option agreement may have the effect of discouraging persons who, before the effective time, might be interested in acquiring all of or a significant interest in Matewan from considering or proposing such an acquisition, even if they were prepared to offer to pay consideration to shareholders of Matewan with a higher current market price than the BB&T common stock to be received for Matewan common stock and preferred stock pursuant to the merger agreement.

  The option agreement is filed as an exhibit to the registration statement, and the following discussion is qualified in its entirety by reference to the option agreement. See "Where You Can Find More Information" on page 58.

 Exercisability

  If BB&T is not in material breach of the option agreement or its covenants and agreements contained in the merger agreement and if no injunction or other court order against delivery of the shares covered by the option is in effect, BB&T may generally exercise the option, in whole or in part, at any time and from time to time prior to its termination, as described below, following the happening of either of the following events (each a "Purchase Event"):

  . without BB&T's prior consent, Matewan authorizes, recommends, publicly proposes (or publicly announces an intention to authorize, recommend or propose) or enters into an agreement with any third party to effect any of the following (each an "Acquisition Transaction"): (a) a merger, consolidation or similar transaction involving Matewan or any of its significant subsidiaries, (b) the sale, lease, exchange or other disposition of 15% or more of the consolidated assets or deposits of Matewan and its subsidiaries or (c) the issuance, sale or other disposition of securities representing 15% or more of the voting power of Matewan or any of its significant subsidiaries; or

  . any third party or group of third parties acquires or has the right to acquire beneficial ownership of securities representing 20% or more of the outstanding shares of Matewan common stock.

  The obligation of Matewan to issue shares of Matewan common stock upon exercise of the option will be deferred (but will not terminate) (a) until the receipt of all required governmental or regulatory approvals or consents, or until the expiration or termination of any waiting period required by law, or
(b) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect that prohibits the sale or delivery of the shares.

 Termination

  The option will terminate upon the earliest to occur of the following events: (a) the effective time; (b) the termination of the merger agreement prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below) (other than a termination by BB&T based on either a material breach by Matewan of a covenant or agreement in the merger agreement or an inaccuracy in Matewan's representations or warranties in the merger agreement of a nature entitling BB&T to terminate (a "Default Termination");
(c) 12 months after a Default Termination; (d) 12 months after termination of the merger agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; or (e) 12 months after a termination of the merger agreement based on the failure of the shareholders of Matewan to approve the merger agreement and the plan of merger.

  A "Preliminary Purchase Event" is defined as either of the following:

  . the commencement by any third party of a tender or exchange offer such that it would thereafter own 20% or more of the outstanding shares of Matewan common stock or the filing of a registration statement with respect to such an offer, or

  . the failure of the shareholders of Matewan to approve the merger agreement, the failure of the meeting to have been held, the cancellation of the meeting prior to the termination of the merger agreement or the Matewan board having withdrawn or modified in any manner adverse to BB&T its recommendations with respect to the merger agreement, in any case after a third party: (a) proposes to engage in an Acquisition Transaction, (b) commences a tender offer or files a registration statement under the Securities Act with respect to an exchange offer such that it would thereafter own 10% or more of the outstanding shares of Matewan common stock or (c) files an application or notice under federal or state statutes relating to the regulation of financial institutions or their holding companies to engage in an Acquisition Transaction.

  To the knowledge of BB&T and Matewan, no Purchase Event or Preliminary Purchase Event has occurred as of the date of this proxy statement/prospectus.

 Adjustments

  The option agreement provides for certain adjustments in the option in the event of any change in Matewan common stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction or in the event of the issuance of any additional shares of Matewan common stock before termination of the option.

 Repurchase Rights

  At the request of the holder of the option any time during the 12 months after the first occurrence of a Repurchase Event (as defined below), Matewan must, if the option has not terminated, and subject to any required regulatory approval, repurchase from the holder (a) the option and (b) all shares of Matewan common stock purchased by the holder pursuant to the option with respect to which the holder then has beneficial ownership. The repurchase will be at an aggregate price equal to the sum of:

  . the aggregate purchase price paid by the holder for any shares of Matewan common stock acquired pursuant to the option with respect to which the holder then has beneficial ownership, plus

  . the excess, if any, of (a) the Applicable Price (as defined in the option agreement) for each share of Matewan common stock over the purchase price, multiplied by (b) the number of shares of Matewan common stock with respect to which the option has not been exercised, plus

  . the excess, if any, of (a) the Applicable Price over the purchase price paid (or, in the case of shares of Matewan common stock covered by the option with respect to which the option has been exercised but the closing date for the purchase has not occurred, payable) by the holder for each share of Matewan common stock with respect to which the option has been exercised and with respect to which the holder then has beneficial ownership, multiplied by (b) the number of such shares.

  A "Repurchase Event" occurs if: (a) any third party acquires actual ownership or control of, or any "group" (as such term is defined under the Securities Exchange Act) is formed that has acquired actual ownership or control of, 50% or more of the then outstanding shares of Matewan common stock, or (b) any of the merger or other business combination transactions described in subsections (a) through (d) in the paragraph below describing substitute options is completed.

 Substitute Options

  If, before the termination of the option agreement, Matewan enters into an agreement:

  . to consolidate with or merge into any third party and will not be the continuing or surviving corporation of the consolidation or merger;

  . to permit any third party to merge into Matewan with Matewan as the continuing or surviving corporation, but, in connection therewith, the then outstanding shares of Matewan common stock are changed into or exchanged for stock or other securities of Matewan or any other person or cash or any other property, or the outstanding shares of Matewan common stock after the merger represent less than 50% of the outstanding shares and share equivalents of the merged company;

  . to permit any third party to acquire all of the outstanding shares of Matewan common stock pursuant to a statutory share exchange; or

  . to sell or otherwise transfer all or substantially all of its assets or deposits to any third party,

then the agreement must provide that the option will be converted or exchanged for an option to purchase shares of common stock of, at the holder's option, either (x) the continuing or surviving corporation of a merger or consolidation or the transferee of all or substantially all of Matewan's assets or (y) any person controlling the continuing or surviving corporation or transferee. The number of shares subject to the substitute option and the exercise price per share will be determined in accordance with a formula in the option agreement. To the extent possible, the substitute option will contain terms and conditions that are the same as those in the option agreement.

 Registration Rights

  The option agreement grants to BB&T and any permitted transferee of the option certain rights to require Matewan to prepare and file a registration statement under the Securities Act if registration is necessary in order to permit the sale or other disposition of any or all shares of Matewan common stock or other securities that have been acquired by or are issuable upon exercise of the option.

Effect on Employees and Employee Benefit Plans

 Employees

  Each employee of Matewan at the effective time who becomes an employee of BB&T or a BB&T subsidiary immediately following the effective time will be eligible to participate in the group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the BB&T employer, subject to the terms of such plans and programs. Service with Matewan will be deemed to be service with the BB&T employer for the purpose of determining eligibility to participate and vesting (if applicable) in such welfare plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service. In addition, if the first plan year of participation by Matewan employees and their dependents in a group health plan of the BB&T employer is a partial plan year, the BB&T employer will cause its group health plan to credit toward deductible and other out-of-pocket limitations any expenses incurred by such persons under Matewan's group health plan during that portion of the BB&T employer's plan year during which such persons were covered under Matewan's group health plan.

  Each employee of Matewan or a Matewan subsidiary who becomes an employee of BB&T or a BB&T subsidiary and who is terminated after the effective time (excluding any employee who has an existing employment or special termination agreement) will be entitled to severance pay in accordance with the general severance policy maintained by BB&T if and to the extent such employee is entitled to severance pay under the policy. An employee's service with Matewan or a Matewan subsidiary will be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy.

  BB&T has agreed to honor all employment agreements, severance agreements and deferred compensation agreements that Matewan and its subsidiaries have with their current and former employees and directors and which have been disclosed to BB&T, except to the extent any such agreements are superseded or terminated at or after the effective time.


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

 401(k) Plan

  BB&T will cause the 401(k) plan of Matewan to be merged with the 401(k) plan maintained by BB&T and its subsidiaries, and the account balances of former employees of Matewan or its subsidiaries who are participants in the Matewan plan will be transferred to the accounts of such employees under the BB&T 401(k) plan. Following the merger and transfer, these accounts will be governed and controlled by the terms of the BB&T 401(k) plan as in effect from time to time, except as required to comply with the provisions of Section 411(d)(6) of the Internal Revenue Code and the regulations thereunder (and subject to BB&T's right to terminate such plan). For purposes of administering the 401(k) plan, service with Matewan and its subsidiaries will be deemed to be service with BB&T or its subsidiaries for eligibility and vesting purposes, but not for purposes of benefit accrual.

 Defined Benefit Pension Plan

  As soon as practicable after the effective time, BB&T will either (i) terminate the defined benefit pension plan of Matewan pursuant to a standard termination in accordance with Section 4041 of Employee Retirement Income Security Act of 1974, as amended, and provide for full vesting of the accrued benefits of all participants in the pension plan and the distribution of its assets to the participants or (ii) merge the pension plan with BB&T's defined benefit pension plan. Actions relating to termination of the Matewan pension plan will be conditioned upon receiving a favorable determination letter from the IRS, which BB&T will seek as soon as practicable after the effective time. Each employee of Matewan or a Matewan subsidiary at the effective time who becomes an employee of BB&T or a BB&T subsidiary immediately following the effective time will be given credit under BB&T's defined benefit pension plan for service with Matewan and its subsidiaries for eligibility and vesting purposes, but not for purposes of benefit accrual.

Restrictions on Resales by Affiliates

  All shares of BB&T common stock issuable in the merger will be registered under the Securities Act and will be freely transferable, except that any such shares received by "persons" who are deemed to be "affiliates" (as such terms are defined under the Securities Act) of Matewan at the effective time may be resold by them only in transactions registered under the Securities Act or permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted by the Securities Act. Those who may be deemed affiliates of Matewan generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with Matewan and include directors and certain executive officers of Matewan. The restrictions on resales by an affiliate extend also to certain related parties of the affiliate, including spouse, relatives and spouse's relatives who in each case have the same home as the affiliate.

  The merger agreement requires Matewan to cause each of its affiliates to deliver to BB&T a written agreement to the effect generally that such person will not offer or otherwise dispose of any shares of BB&T common stock issued to that person in the merger, except in compliance with the Securities Act and the rules and regulations promulgated thereunder.

                            INFORMATION ABOUT BB&T

General

  BB&T is a multi-bank holding company headquartered in Winston-Salem, North Carolina. BB&T conducts operations in North Carolina, South Carolina, Virginia, Maryland and the District of Columbia primarily through its commercial banking subsidiaries and, to a lesser extent, through its other subsidiaries. Substantially all of BB&T's loans are to businesses and individuals in the Carolinas, Virginia, Maryland and the District of Columbia. BB&T's principal commercial bank subsidiaries are BB&T-NC, Branch Banking and Trust Company of South Carolina ("BB&T-SC") and Branch Banking and Trust Company of Virginia ("BB&T-VA"). The principal assets of BB&T are all of the issued and outstanding shares of common stock of BB&T-NC, BB&T Financial Corporation of South Carolina, Greenville, South Carolina (which in turn owns all of the issued and outstanding shares of BB&T-SC), BB&T Financial Corporation of Virginia (which in turn owns all of the issued and outstanding shares of BB&T-VA and all of the issued and outstanding shares of the eleven affiliate banks of the former MainStreet Financial Corporation ("MainStreet")) and Scott and Stringfellow, Inc.

Operating Subsidiaries

  BB&T-NC, BB&T's largest subsidiary, is the oldest bank in North Carolina and currently operates through 345 banking offices throughout North Carolina and 35 offices in metropolitan Washington, D.C. and Maryland. BB&T-NC provides a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies and local governments, trust customers, and individuals. BB&T Leasing Corporation, a wholly owned subsidiary of BB&T-NC, located in Charlotte, North Carolina, offers lease financing to commercial businesses and municipal governments. BB&T Investment Services, Inc., also a wholly owned subsidiary of BB&T-NC, located in Charlotte, North Carolina, offers customers investment alternatives, including discount brokerage services, fixed-rate and variable-rate annuities, mutual funds, and government and municipal bonds. BB&T Insurance Services, Inc., located in Raleigh, North Carolina, is also a subsidiary of BB&T-NC and offers life, property and casualty and title insurance on an agency basis. Additional subsidiaries of BB&T-NC include Prime Rate Premium Finance Corporation, Inc., which provides insurance premium financing and services to customers in Virginia and the Carolinas.

  BB&T-SC serves South Carolina through 90 banking offices. BB&T-SC provides a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments, trust customers and individuals. BB&T-SC's subsidiaries include BB&T Investment Services of South Carolina, Inc., which is licensed as a general broker/dealer of securities and is currently engaged in retailing of mutual funds, U.S. Government securities, municipal securities, fixed and variable insurance annuity products and unit investment trusts.

  BB&T-VA offers a full range of commercial and retail banking services through 62 banking offices in the Hampton Roads and Richmond areas and the southern, central, southwestern and northeastern regions of Virginia.

  The eleven affiliate banks (including a trust company subsidiary) of MainStreet provide full-service banking and trust services throughout Virginia, southern Maryland and metropolitan Washington, D.C.

  Regional Acceptance Corporation ("RAC"), of Greenville, North Carolina, was acquired on September 1, 1996. RAC, which has 28 branch offices in North Carolina, South Carolina, Tennessee and Virginia, specializes in indirect financing for consumer purchases of mid-model and late-model used automobiles.

  Scott & Stringfellow, Inc. ("Scott & Stringfellow"), a full-service retail brokerage, institutional equity and debt underwriting, investment advisory services, corporate finance, equity trading and equity research firm, was acquired on March 26, 1999 and was merged with Craigie Incorporated, which specialized in the origination, trading and distribution of fixed income securities and equity products in both the public and private capital markets, on May 5, 1999.

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

  Phillips Factors Corporation buys and manages account receivables primarily in the furniture, textiles and home furnishings-related industries. W.E. Stanley & Company, Inc. is primarily engaged in actuarial and employee group, health and welfare benefit plan consulting, plan administration, and the design, communication and administration of all types of corporate retirement plans. Sheffield Financial Corp. ("Sheffield") specializes in loans to small commercial lawn care businesses across the country. BB&T Bankcard Corporation is a special purpose credit card bank.

Acquisitions

  BB&T's profitability and market share have been enhanced through both internal growth and acquisitions of both financial and nonfinancial institutions during recent years. BB&T's most recent acquisitions include the following:

  On June 18, 1998, BB&T completed the acquisition of Dealers Credit Inc. ("DCI"), a commercial finance company based in Menomonee Falls, Wisconsin that specializes in extending secured, installment loan credit and direct financing lease credit to commercial, agricultural, municipal and consumer end-users of turf care equipment, outdoor power equipment, agricultural equipment and related products. DCI was merged into Refloat, Inc., the holding company for Sheffield, and its assets were transferred to Sheffield immediately thereafter.

  On June 30, 1998, BB&T completed the acquisition of W.E. Stanley & Company, Inc. and two of its sister companies (collectively, "W.E. Stanley"). W.E. Stanley operates as a wholly owned subsidiary of BB&T-NC under the name W.E. Stanley & Company, Inc.

  On July 1, 1998, BB&T completed the acquisition of Franklin Bancorporation, Inc. ("Franklin") in a transaction accounted for as a pooling of interests. Franklin National Bank of Washington D.C., the banking subsidiary of Franklin, operated ten banking offices in the metropolitan Washington, D.C. area and was merged into BB&T-NC on February 22, 1999.

  BB&T completed the acquisition of Maryland Federal Bancorp, Inc., a unitary savings and loan holding company and the sole shareholder of Maryland Federal Bank ("MFB"), on September 30, 1998 and effected the merger of MFB, which had 28 branch offices in the metropolitan Washington D.C. and southern Maryland areas, into BB&T-NC in November 1998. MFB specialized in the business of attracting deposits from the general public and investing such deposits primarily in permanent loans secured by first liens on one-to-four family residential properties and, to a lesser extent, commercial real estate located in MFB's market area and in consumer loans.

  On March 5, 1999, BB&T acquired MainStreet in a transaction accounted for as a pooling of interests. With $2.3 million in assets, MainStreet operated 46 full-service banking offices in Virginia and three in Maryland.

  BB&T acquired Scott & Stringfellow Financial, Inc., the holding company of Scott & Stringfellow, on March 26, 1999. Scott & Stringfellow has 32 offices in the Carolinas, Virginia and West Virginia and manages more than $10 billion in total assets for clients.

  On January 27, 1999, BB&T announced that it had agreed to acquire First Citizens Corporation ("First Citizens") in a tax-free transaction to be accounted for as a pooling of interests in which First Citizens shareholders would receive 1.0789 shares of BB&T common stock for each share of First Citizens common stock. The transaction is valued, based on BB&T's closing price of $37.5625 on January 25, at $125.9 million. First Citizens operates 13 banking offices and one mortgage loan office in the south metropolitan Atlanta area.

  On January 28, 1999, BB&T announced that it had agreed to acquire Mason-Dixon Bancshares, Inc. ("Mason-Dixon") in a tax-free transaction to be accounted for as a pooling of interests in which Mason-Dixon shareholders would receive 1.30 shares of BB&T common stock for each share of Mason-Dixon common stock. The transaction is valued, based on BB&T's closing price of $38.44 on January 26, at $256.9 million.

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

Mason-Dixon's branch network includes 23 banking offices, 12 consumer finance offices and three mortgage loan offices in Maryland and is expected to extend BB&T's presence in the economically strong markets in central Maryland.

  On April 28, 1999, BB&T announced that it had agreed to acquire First Liberty Financial Corp. ("First Liberty") in a tax-free transaction to be accounted for as a pooling of interests. Based on BB&T's closing price of $39 per share on April 26, 1999, First Liberty shareholders would receive 0.8525 of a share of BB&T common stock for each share of First Liberty common stock, or $33.25 per share. The final exchange ratio will be determined based on a pricing period prior to closing and will be not less than 0.85 shares of BB&T common stock for each share of First Liberty common stock or more than 0.87 shares of BB&T common stock for each share of First Liberty common stock. First Liberty, which has approximately $1.7 billion in assets and operates 39 banking offices and 13 consumer finance offices in Macon and Savannah, Georgia, is expected to expand BB&T's presence into economically strong markets in Georgia.

  BB&T expects to continue to take advantage of the consolidation of the financial services industry by developing its franchise through the acquisition of financial institutions. Such acquisitions may entail the payment by BB&T of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of BB&T capital stock or the incurring of an additional indebtedness by BB&T, and could have a dilutive effect on the per share earnings or book value of BB&T common stock. Moreover, such acquisitions sometimes result in significant front-end charges against earnings, although cost savings, especially incident to in-market acquisitions, also are frequently anticipated.

Capital

  The Federal Reserve has established a minimum requirement for a bank holding company's ratio of capital to risk-weighted assets (including on-balance sheet activities and certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of a bank holding company's total capital is required to be composed of common equity, retained earnings, and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of the loan loss allowance ("Tier 2 capital" and, together with Tier 1 capital, "total capital"). At March 31, 1999, BB&T's Tier 1 and total capital ratios were 9.7% and 14.2%, respectively. Effective January 1, 1998, the Federal Reserve is also requiring certain bank holding companies that engage in trading activities to adjust their risk-based capital to take into consideration market risk that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained pursuant to these provisions may consist of new "Tier 3 capital" consisting of certain short term subordinated debt. In addition, the Federal Reserve has issued a policy statement, pursuant to which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required to hold additional capital.

  The Federal Reserve also has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets ("leverage ratio") equal to 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies generally are required to maintain a leverage ratio of from at least 100 to 200 basis points above the stated minimum. BB&T's leverage ratio at March 31, 1999 was 6.9%. Bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets.

  The FDIC has adopted minimum risk-based and leverage ratio regulations to which BB&T's state bank subsidiaries are subject that are substantially similar to those requirements established by the Federal Reserve described above. The Office of the Comptroller of the Currency also has similar regulations that would apply to BB&T's national bank subsidiaries. Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership. The capital ratios of each of BB&T's bank subsidiaries exceeded all minimum regulatory capital requirements as of March 31, 1999.

Deposit Insurance Assessments

  The deposits of each of BB&T's bank subsidiaries are insured by the FDIC up to the limits set forth under applicable law. A majority of the deposits of the banks are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC. However, approximately 34% of the deposits of BB&T-NC and BB&T-SC and a portion of the deposits of BB&T-VA (related to the banks' acquisition of various savings associations) are subject to assessments imposed by the Savings Association Insurance Fund ("SAIF") of the FDIC.

  The FDIC has established the same assessment rates for both BIF-insured and SAIF-insured deposits, effective January 1, 1997. For the semi-annual period beginning December 30, 1998, the effective rate of assessments imposed on all FDIC deposits for deposit insurance ranges from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because legislation enacted in 1996 requires that both SAIF-insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation, the FDIC is currently assessing BIF-insured deposits an additional 1.22 basis points per $100 of deposits, and SAIF-insured deposits an additional 6.10 basis points per $100 of deposits, in each case on an annualized basis, to cover those obligations.

                           INFORMATION ABOUT MATEWAN

General

  Matewan is a registered bank holding company organized in 1984. Matewan National Bank, organized in 1913, is a wholly-owned subsidiary of Matewan and maintains its headquarters in Williamson, West Virginia. Matewan also wholly owns Matewan Bank, FSB, headquartered in Paintsville, Kentucky.

  Through these subsidiaries, Matewan provides a broad range of financial services in its market area of southern West Virginia, eastern Kentucky and western Virginia. Matewan's core market is the 15 county market area comprised of Mingo, Logan, Boone, Lincoln and Wayne counties in West Virginia, Pike, Floyd, Johnson, Martin and Letcher counties in Kentucky, and Buchanan, Tazewell, Wise, Russell and Washington counties in Virginia.

Matewan National Bank

  Matewan National Bank conducts operations at its branch offices in Matewan, Delbarton, Kermit, Williamson, Gilbert, Logan, and Danville, West Virginia. The bank operates drive-in facilities at each of its locations. The Money Center in Williamson serves as a loan production office, a loan support office, and the headquarters for the bank's financial services division. The bank opened two new branch offices in VanSant and Lebanon, Virginia in 1997 and an additional office in Tazewell, Virginia in 1998. The bank also maintains offices in Pikeville, Shelby Valley, Ferrell's Creek and Phelps, Kentucky, and operates drive-in facilities at each of these locations.

  In December 1997, the bank acquired the assets and liabilities of the Abingdon and Richlands, Virginia offices of Matewan FSB. The net impact of these acquisitions, the de novo branches opened in Virginia, and the closed offices was that the bank closed out 1998 as an institution with $581 million in total assets, $493 million in total deposits, $58.5 million in shareholders' equity, and sixteen full service banking offices, and 238 employees. Effective in January 1999, the bank acquired an additional five offices with assets of approximately $39 million and liabilities of approximately $46 million from Matewan FSB.

  Matewan National Bank provides a full range of commercial banking services. It offers automobile, mobile home, personal household, commercial and small business, construction and permanent real estate, student, and various government-guaranteed loans, as well as commercial equipment leasing. The bank offers a variety of deposit instruments to its customers, such as free checking, regular checking and NOW accounts, regular and special passbook savings accounts, money market and index deposit accounts, certificates of deposit, and IRAs. In addition, certain non-deposit investment alternatives, mainly commercial repurchase agreements, are available.

  Other bank services include check cashing, check collection, letters of credit, travelers checks, wire transfers, purchase and redemption of U.S. Government savings bonds, purchase and redemption of U.S. Government and agency obligations for bank customers, certified and cashier checks, notary public services, safe deposit boxes, and credit life and disability insurance. The bank, through Matewan Insurance and Investments, Inc., a wholly-owned subsidiary, also offers a wide range of nontraditional and uninsured financial products and services, such as mutual fund investments, sale and purchase of debt and equity securities, annuities, life insurance products, and property and casualty insurance products.

  In April 1997, Matewan and Matewan National Bank entered into an exclusive agreement with Acordia of West Virginia to offer a full line of insurance products through all bank outlets in West Virginia, Kentucky, and Virginia. Consequently, the bank's line of product offerings has expanded to include homeowner's insurance, automobile insurance, flood insurance, title insurance, most other types of property and casualty insurance, as well as most lines of life, health, and commercial insurance.

Matewan Venture Fund

  The fund was formed on December 16, 1988 as a qualified West Virginia Capital Company. The fund's operations are located in the bank's Matewan office. The fund makes venture capital loans and investments in small and developing companies in West Virginia. Under West Virginia law, Matewan's investment in the fund has generated substantial tax credits against West Virginia tax liabilities. These credits are available upon the formation of the fund.

Matewan FSB

  Matewan organized Matewan FSB as a federally chartered "de novo" savings bank on November 9, 1993. The savings bank established corporate headquarters in Pikeville, Kentucky and began operations at its Pikeville office in January 1994. In November 1994, the savings bank began operations at a second office located in Paintsville, Kentucky. In the second quarter of 1995, the savings bank established two additional branch offices inside of supermarkets in Pikeville, Kentucky and Goody, Kentucky.

  In 1996, Matewan FSB opened an additional four offices: a full-service branch in Prestonsburg, Kentucky; a financial services and business development branch in Richlands, Virginia; and two additional supermarket branch offices in Abingdon, Virginia and Whitesburg, Kentucky. In December 1997, Matewan FSB transferred all interests in its offices in Richlands and Abingdon to Matewan National Bank. In 1998, Matewan National Bank and Matewan FSB filed the appropriate documents with regulatory authorities to transfer Matewan FSB's headquarters from Pikeville to Paintsville and to transfer all interests in all savings bank offices except Paintsville from the savings bank to the national bank. This transaction, completed in January 1999, resulted in the transfer of five savings bank offices with assets of $39 million and liabilities of $46 million to the national bank.

  Matewan FSB conducts business that covers the full range of savings bank related activities. In addition, the savings bank's charter requires it to maintain its status as a "qualified thrift lender" by maintaining an asset mix in which 65% of the computed asset base of the savings bank is invested in qualifying savings bank assets. Qualifying savings bank assets include home mortgages, any loan made on liens securing residential real estate, mobile homes, and personal household expenditures. It also includes any investment in stock, deposits, or obligations of most federal and local housing agencies, or any mortgage pool securities. Fixed assets and repossessed real estate also qualify.

  Matewan FSB's product offerings also include a variety of deposit instruments to its customers, such as free checking, regular checking and NOW accounts, regular passbook savings accounts, money market and index deposit accounts, certificates of deposit, and IRAs. Other savings bank services include check cashing, check collection, letters of credit, travelers checks, wire transfers, purchase and redemption of U.S. Government savings bonds, purchase of U.S. Government and agency obligations for the savings bank customers, certified and cashier checks, notary public services, safe deposit boxes, and credit life and disability insurance.

Delivery Systems

  Matewan uses sophisticated technology to enhance its delivery systems. Matewan also maintains an integrated PC-based server network system that provides immediate interaction among all operating functions of its subsidiaries, thereby enhancing internal communication and customer service.

  Matewan offers retail customers 24-hour banking via touch-tone phone by means of an interactive voice response system. Matewan's affiliates maintain an automated teller machine network of approximately 28 machines in the core market area. Matewan also offers retail customers the ability to access account information, transfer funds, and pay certain bills by personal computer. Matewan currently utilizes personal computer technology to enable commercial customers to access cash management services via interlinks with Matewan's mainframe computer. In addition, this technology allows Matewan to employ sophisticated credit rating and pricing models at its subsidiaries for the purpose of pricing loan products to reflect credit risk more accurately.

Regulation

  Matewan is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended, and is registered as such with, and subject to supervision by, the Federal Reserve Board. The Federal Reserve may examine Matewan or any of its subsidiaries and may regulate bank holding company debt.

  The Office of the Comptroller of the Currency is the primary regulator of Matewan National Bank. As a federal savings bank, Matewan FSB is primarily regulated by the Office of Thrift Supervision. The Federal Deposit Insurance Corporation and the Federal Reserve also regulate Matewan and its banking subsidiaries.

  The fund is a qualified West Virginia Capital Company. Its principal regulator is the West Virginia Economic Development Authority. The Federal Reserve also regulates the fund's activities.

  Matewan depends on dividends from its subsidiaries that are subject to the regulations of these regulators. Based on the prescribed regulatory limitations of the Office of the Comptroller of the Currency and the Office of Thrift Supervision, neither Matewan National Bank nor Matewan FSB has any dividend capacity at present. Due to past dividends from Matewan National Bank and Matewan FSB, Matewan has sufficient funds to pay dividends similar to those paid in the past.

                       DESCRIPTION OF BB&T CAPITAL STOCK

General

  The authorized capital stock of BB&T consists of 500,000,000 shares of BB&T common stock and 5,000,000 shares of preferred stock, par value $5.00 per share. As of June 7, 1999, there were 305,682,015 shares of BB&T common stock issued and outstanding. There were no shares of BB&T preferred stock issued and outstanding as of such date, although 2,000,000 shares of BB&T preferred stock have been designated as Series B Junior Participating Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "--Shareholder Rights Plan." Based on the number of shares of Matewan common stock and Matewan preferred stock outstanding at the record date, it is estimated that approximately 3,182,309 shares of BB&T common stock would be issued in the merger.

BB&T Common Stock

  Each share of BB&T common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of BB&T common stock are entitled to receive dividends when, as, and if declared by the BB&T board out of funds legally available therefor and, upon liquidation, to receive pro rata all assets, if any, of BB&T available for distribution after the payment of necessary expenses and all prior claims. Holders of BB&T common stock have no preemptive rights to subscribe for any additional securities of any class that BB&T may issue, nor any conversion, redemption or sinking fund rights. Holders of BB&T common stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of BB&T common stock are subject to any preferences provided for by resolution of the BB&T board for any series of BB&T preferred stock that BB&T may issue in the future. The terms of the Series B Junior Participating Preferred Stock reserved for issuance in connection with BB&T's shareholders rights plan provide that holders of such shares will have rights and privileges that are substantially identical to those of holders of BB&T common stock.

  The transfer agent and registrar for BB&T common stock is BB&T-NC. BB&T intends to apply for the listing on the NYSE, subject to official notice of issuance, of the shares of BB&T common stock to be issued in the merger.

BB&T Preferred Stock

  Under BB&T's articles, BB&T may issue shares of preferred stock in one or more series as may be determined by the BB&T board or a duly authorized committee. The board or committee may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any BB&T preferred stock issued may rank senior to BB&T common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of BB&T, or both. In addition, any shares of BB&T preferred stock may have class or series voting rights. Under certain circumstances, the issuance of BB&T preferred stock or the existence of the unissued BB&T preferred stock may tend to discourage or render more difficult a merger or other change in control of BB&T. See "--Shareholder Rights Plan."

Shareholder Rights Plan

  BB&T has adopted a shareholder rights plan pursuant to which holders of shares of BB&T common stock also hold rights to purchase securities or other property that may be exercised upon the occurrence of certain "triggering events." Shareholder rights plans such as BB&T's plan are intended to encourage potential hostile acquirors of a "target" corporation to negotiate with the board of directors of the target corporation in order to avoid occurrence of the "triggering events" specified in such plans. Shareholder rights plans are intended to give the directors of a target corporation the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether or not it is in the best interests of the corporation and its shareholders. Notwithstanding these purposes and intentions of shareholder rights plans, such plans, including that of BB&T, could have the effect of discouraging a business combination that shareholders believe to be in their best interests. The provisions of BB&T's shareholder rights plan are discussed below.

  On December 17, 1996, the BB&T board declared a dividend distribution of one right (a "Right," and collectively the "Rights") for each outstanding share of BB&T common stock to shareholders of record at the close of business on January 17, 1997. One Right will also be distributed for each share of BB&T common stock issued between January 17, 1997 and the occurrence of a "Distribution Date" (described in the next paragraph). Each Right entitles the registered holder to purchase from BB&T a unit consisting of one-hundredth of a share (a "Unit") of Series B Junior Participating Preferred Stock at a Purchase Price of $145.00 per Unit, subject to adjustment, or, under certain circumstances, other securities or property. The description and terms of the Rights are set forth in the Rights Agreement, dated as of December 17, 1996, between BB&T and BB&T-NC in the capacity of Rights Agent (the "Rights Agreement").

  Initially, the Rights will be attached to all BB&T common stock certificates representing shares then outstanding, and no separate Rights Certificates (as defined in the Rights Agreement) will be distributed. A "Distribution Date" will occur, and the Rights will separate from shares of BB&T common stock, upon the earliest of (a) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T common stock (the "Stock Acquisition Date"), (b) 10 business days following the commencement of a tender offer or exchange offer that would if completed result in a person or group beneficially owning 20% or more of such outstanding shares of BB&T common stock or (c) 10 business days after the BB&T board declares any Person to be an "Adverse Person," as described in the following paragraph.

  The BB&T board will declare a person to be an Adverse Person upon its determinations (a) that such person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock (provided that any such determination will not be effective until such person has in fact become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock) and (b) following consultation with such persons as the BB&T board deems appropriate, that (1) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause BB&T to repurchase the BB&T common stock beneficially owned by such person or to cause pressure on BB&T to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the BB&T board determines that the best long-term interests of BB&T and its shareholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (2) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of BB&T's ability to maintain its competitive position) on the business or prospects of BB&T or (iii) such beneficial ownership otherwise is determined to be not in the best interests of BB&T and its shareholders, employees, customers and communities in which BB&T and its subsidiaries do business.

  The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 31, 2006, subject to extension by the BB&T board, or unless earlier redeemed by BB&T as described below.

  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of BB&T common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the BB&T board, only shares of BB&T common stock issued before the Distribution Date will be issued with Rights.

  If the BB&T board determines that a person is an Adverse Person or, at any time following the Distribution Date, a person becomes the beneficial owner of 25% or more of the then outstanding shares of BB&T common stock, each holder of a Right will thereafter have the right to receive at the time specified in the Rights

Agreement, (a) upon exercise and payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to two times the exercise price of the Right or (b) at the discretion of the BB&T board, upon exercise and without payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to the difference between the exercise price of the Right and the value of the consideration that would be payable under clause (a). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. Rights will not become exercisable following the occurrence of either of the events set forth above, however, until such time as the Rights are no longer redeemable by BB&T as set forth below.

  For example, at an exercise price of $145.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $290.00 worth of BB&T common stock (or other consideration, as noted above) for $145.00. Assuming that the BB&T common stock had a per share value of $36.25 at such time, the holder of each valid Right would be entitled to purchase eight shares of BB&T common stock for $145.00. Alternatively, at the discretion of the BB&T board, each Right following an event set forth in the preceding paragraph, without payment of the exercise price, would entitle its holder to BB&T common stock (or other consideration, as noted above) worth $145.00.

  If, at any time following the Stock Acquisition Date, (a) BB&T is acquired in a merger, statutory share exchange or other business combination transaction in which BB&T is not the surviving corporation or (b) 50% or more of BB&T's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Purchase Price payable, and the number of Units of Series B Junior Participating Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution if certain events occur.

  In general, BB&T may redeem the Rights in whole, but not in part, at a price of $0.01 per Right at any time until 10 business days following the earlier of the Stock Acquisition Date or the effective date of any declaration by the BB&T board that any person is an Adverse Person. After the redemption period has expired, BB&T's right of redemption may be reinstated if an Acquiring Person or Adverse Person reduces his or her beneficial ownership to less than 10% of the outstanding shares of BB&T common stock in a transaction or series of transactions not involving BB&T and if there are no other Acquiring Persons or Adverse Persons.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of BB&T, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to BB&T, shareholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for stock (or other consideration) of BB&T or for common stock of the acquiring company as set forth above.

  Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the BB&T board before the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the BB&T board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made when the Rights are not redeemable.

  The Rights Agreement is filed as an exhibit to a Registration Statement on Form 8-A dated January 10, 1997 that has been filed by BB&T with the SEC. This registration statement and the Rights Agreement are incorporated by reference in this proxy statement/prospectus, and reference is made to them for the complete

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

terms of the Rights Agreement and the Rights. The foregoing discussion is qualified in its entirety by reference to the Rights Agreement. See "Where You Can Find More Information."

Certain Provisions of the NCBCA, BB&T Articles and BB&T Bylaws

  Provisions of the North Carolina Business Corporation Act (the "NCBCA"), BB&T's articles and BB&T's bylaws may be deemed to have an anti-takeover effect and, together with the ability of the BB&T board to issue shares of BB&T preferred stock and to set the voting rights, preferences and other terms thereof, may delay or prevent takeover attempts not first approved by the BB&T board. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. BB&T believes that these provisions are appropriate to protect the interests of BB&T and all of its shareholders. The following describes the principal provisions of the NCBCA applicable to BB&T, BB&T's articles and BB&T's bylaws that may be deemed to have anti-takeover effects.

 Control Share Acquisition Act

  The Control Share Acquisition Act of the NCBCA may make an unsolicited attempt to gain control of BB&T more difficult by restricting the right of certain shareholders to vote newly acquired large blocks of stock. For a description of this statute, see "Comparison of Shareholders' Rights--Anti-takeover Statutes."

 Provisions Regarding the BB&T Board

  BB&T's articles and bylaws classify the BB&T board and permit the removal of directors only for cause. This could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of BB&T. For a description of such provisions, see "Comparison of Shareholders' Rights-- Directors."

 Meeting of Shareholders; Shareholders' Nominations and Proposals

  Under BB&T's bylaws, meetings of the shareholders may be called only by the Chief Executive Officer, President, Secretary or the BB&T board. Shareholders of BB&T may not request that a special meeting of shareholders be called. This provision could delay until the next annual shareholders' meeting shareholder actions that are favored by the holders of a majority of the outstanding voting securities of BB&T.

  Certain procedures governing the submission of nominations for directors and other proposals by shareholders may have some deterrent effect on shareholder actions designed to result in change of control in BB&T. See "Comparison of Shareholders' Rights--Notice of Shareholder Nominations and Shareholder Proposals."

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

                      COMPARISON OF SHAREHOLDERS' RIGHTS

  At the effective time, holders of Matewan common stock and preferred stock will become shareholders of BB&T. The following is a summary of material differences between the rights of holders of BB&T common stock and holders of Matewan common stock. Since BB&T is organized under the laws of the State of North Carolina and Matewan is organized under the laws of the State of Delaware, differences in the rights of holders of BB&T stock and those of holders of Matewan stock arise from differing provisions of the NCBCA and the Delaware General Corporation Law (the "DGCL") in addition to differing provisions of their respective articles of incorporation and bylaws.

  The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of BB&T common stock and holders of Matewan common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and the DGCL and the governing corporate instruments of BB&T and Matewan, to which the shareholders of Matewan are referred.

Authorized Capital Stock

 BB&T

  BB&T's authorized capital stock consists of 500,000,000 shares of BB&T common stock and 5,000,000 shares of BB&T preferred stock. BB&T's articles authorize the BB&T board to issue shares of BB&T preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of BB&T preferred stock in each such series. As of June 7, 1999, there were 305,682,015 shares of BB&T common stock outstanding. No shares of BB&T preferred stock were issued and outstanding then, although 2,000,000 shares of BB&T preferred stock have been designated as Series B Junior Participating Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "Description of BB&T Capital Stock--Shareholder Rights Plan."

 Matewan

  Matewan's authorized capital stock consists of 10,000,000 shares of Matewan common stock, par value $1.00 per share and 1,000,000 shares of Matewan preferred stock, par value $1.00 per share. As of June 15, 1999, there were 4,125,004 shares of Matewan common stock and 499,768 shares of Matewan preferred stock outstanding.

Special Meetings of Shareholders and Action by Shareholders without a Meeting

 BB&T

  Special meetings of the shareholders of BB&T may be called at any time by BB&T's Chief Executive Officer, President or Secretary or by the BB&T board. Under the NCBCA, shareholders of a North Carolina corporation may take action without a meeting by one or more written consents signed by all shareholders entitled to vote on the matter in question, provided that any required notice is given to any shareholders not entitled to vote on such matter.

 Matewan

  Special meetings of Matewan's shareholders may be called at any time by the Chairman of the Board of Matewan, Matewan's president at the direction of Matewan's board of directors, or by the holders of 51% of the outstanding shares of any class of stock entitled to vote at the meeting. The request by shareholders must be made in writing. Under Matewan's bylaws, actions by its shareholders must be taken at an annual or special meeting, and Matewan's shareholders may not act by written consent.


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

Directors

 BB&T

  BB&T's articles and bylaws provide for a board of directors having not less than three nor more than 30 members as determined from time to time by vote of a majority of the members of the BB&T board or by resolution of the shareholders of BB&T. Currently, the BB&T board consists of 21 directors. The BB&T board is divided into three classes, with directors serving staggered three-year terms. Under BB&T's articles and bylaws, BB&T directors may be removed only for cause and only by the vote of a majority of the outstanding shares entitled to vote in the election of directors. Holders of BB&T common stock do not have cumulative voting rights in the election of directors.

 Matewan

  Matewan's bylaws provide for a board of directors of not less than five nor more than 11 members. The majority of the members of the entire board of directors or the vote of the holders of 66 2/3% of the outstanding common stock at any Matewan annual meeting may set the number of directors. Holders of Matewan common stock do not have cumulative voting rights in the election of directors. Holders of Matewan preferred stock are not entitled to vote on the election of directors.

Dividends and Other Distributions

 BB&T

  The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business. BB&T is not subject to other express regulatory restrictions on payments of dividends and other distributions. The ability of BB&T to pay distributions to the holders of BB&T common stock will depend, however, to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities, pay to BB&T. In addition, the Federal Reserve could oppose a distribution by BB&T if it determined that such a distribution would harm BB&T's ability to support its bank subsidiaries. There can be no assurances that dividends will be paid in the future. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the BB&T board.

 Matewan

  Pursuant to the DGCL, Matewan may declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Matewan may, under the DGCL, redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation. Matewan is not subject to other express regulatory restrictions on payments of dividends and other distributions. The ability of Matewan to pay distributions to the holders of Matewan stock depends, however, upon the amount of dividends its national bank subsidiary and other subsidiaries, which are subject to the restrictions imposed by regulatory authorities, pay to Matewan. There can be no assurances that any dividends would be paid in the future if the merger is not completed. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by Matewan's board.

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

Notice of Shareholder Nominations and Shareholder Proposals

 BB&T

  BB&T's bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the BB&T board or a committee thereof, of candidates for election as directors. The bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the BB&T board must submit such nomination in writing to the corporate secretary of BB&T not later than 60 days before one year after the date of the immediately preceding annual meeting of shareholders, together with biographical information about the candidate and the shareholder's name and shareholdings. Nominations not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the chairman of the meeting.

  Similarly, a shareholder must notify the secretary of BB&T in writing not later than 60 days before one year after the date of the immediately preceding annual meeting of shareholders of the shareholder's intention to make a proposal for consideration at the next annual meeting. The notice must contain a brief description of the proposal, the name and shareholdings of the shareholder submitting the proposal and any material interest of the shareholder in such proposal.

 Matewan

  Matewan's bylaws also establish advance notice procedures for the nomination of candidates for election as directors, other than those made by Matewan's board of directors. Shareholders must make their nominations in writing to Matewan's President at least 14 (but not more than 50) days before the shareholders' meeting at which shareholders are to elect directors. If Matewan gives less than 21 days' notice of the shareholders' meeting, shareholders must make nominations in writing within seven days after the day Matewan mails the notice of a shareholders' meeting. Matewan's bylaws do not contain restrictions on shareholder proposals at its annual meeting.

Exculpation and Indemnification

 BB&T

  The NCBCA requires that a director of a North Carolina corporation discharge the duties as a director in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director facing a change of control situation shall not be subject to any different duties or a higher standard of care. BB&T's articles provide that, to the fullest extent permitted by applicable law, no director of BB&T will have any personal liability for monetary damage for breach of a duty as a director. BB&T's bylaws require BB&T to indemnify its directors and officers against liabilities arising out of such person's status as such, excluding any liability relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of BB&T.

 Matewan

  The DGCL permits Delaware corporations to provide indemnification for a director, officer, employee or agent of the corporation if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful; for actions by or in the right of the corporation, no indemnification may be made if he or she is adjudged liable unless the court determines that, despite such adjudication, he or she is fairly and reasonably entitled to indemnity in view of the circumstances. The DGCL also permits Delaware corporations to eliminate personal liability for directors for actions other than breaches of the director's duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or

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

involving intentional misconduct or knowing violations of law, the payment of unlawful dividends or unlawful stock repurchases or redemptions or transactions in which the director received an improper personal benefit.

  Matewan's certificate of incorporation provides that the liability of Matewan's directors to Matewan or its stockholders shall be eliminated to the full extent provided by the DGCL. Matewan's certificate of incorporation requires Matewan to indemnify any director or officer to the fullest extent permitted by Section 145 of the DGCL.

Mergers, Share Exchanges and Sales of Assets

 BB&T

  The NCBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation not in the ordinary course of business be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including (as in the case of the merger) a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger. BB&T is also subject to certain statutory anti-takeover provisions. See "--Anti-takeover Statutes."

 Matewan

  The DGCL also generally requires that any merger, share exchange or sale of all or substantially all of a corporation's assets not in the ordinary course of business be approved by the vote of a majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of a surviving corporation is not required in certain instances. For instance, shareholder approval is not required in certain mergers where the Delaware corporation survives and where the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger.

  Matewan's certificate of incorporation provides that Matewan's common and preferred shareholders are entitled to vote on mergers, share exchanges and sales of all or substantially all of Matewan's assets not in the ordinary course of business, subject to certain exceptions not applicable to the merger. Matewan's certificate of incorporation also contains certain antitakeover provisions. Under Matewan's certificate of incorporation, certain business combinations require the affirmative vote of 66 2/3% of Matewan's outstanding shares of voting stock. This higher vote requirement does not apply if the proposed business combination is approved by at least 66 2/3% of Matewan's entire board of directors and at least 75% of the directors are not affiliated with the other party to the proposed transaction. The proposed merger of Matewan and BB&T has been approved by the requisite number of directors, none of whom are currently affiliated with BB&T. Therefore, the higher vote requirement does not apply in this instance.

  Another provision of Matewan's certificate of incorporation requires Matewan's board of directors, when evaluating merger proposals, tender offers or similar proposals, to consider factors other than economic benefit to stockholders. Examples of these factors include the social and economic impact the acquisition of Matewan would have on the community it serves and the effect of the acquisition upon employees, depositors, customers and vendors. Additionally, provisions in the certificate of incorporation set forth certain actions which Matewan's board of directors may take in opposition to an offer to acquire Matewan. These provisions permit Matewan's board of directors to recognize its responsibilities to these constituent groups, to Matewan and its subsidiaries and to the communities they serve. The Matewan board considered these constituent groups in appraising (and recommending that Matewan shareholders approve) the agreement with BB&T. The Matewan board believes that the proposed merger with BB&T is in the best interests of each of these constituent groups.

  Matewan is also subject to certain statutory anti-takeover provisions. See "--Anti-takeover Statutes."

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

Anti-takeover Statutes

 BB&T

  The North Carolina Control Share Acquisition Act applies to BB&T. This act is designed to protect shareholders of publicly owned North Carolina corporations based within the state against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain shareholders. The act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the act, the shares acquired that result in the crossing of any of these thresholds ("Control Shares") have no voting rights until such rights are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of Control Shares, any officer of the corporation and any employee of such corporation who is also a director of such corporation. If voting rights are conferred on Control Shares, all shareholders of such corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any Control Shares.

  In accordance with its provisions, BB&T has elected not to be governed by the North Carolina Shareholder Protection Act, which requires that certain business combinations with existing shareholders either be approved by a supermajority of the other shareholders or meet certain "fair price" requirements.

 Matewan

  Section 203 of the DGCL prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years following the date that such person becomes an interested stockholder. With certain exceptions, an "interested stockholder" is a person or group who owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option or warrant or any other agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and including stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years. For purposes of Section 203, the term "business combination" is defined broadly to include

  .  mergers with or caused by the interested stockholder;

  . sales or other dispositions to the interested stockholder (except proportionately with the other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock;

  . the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for certain specified transfers that do not increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock);

  . any transaction involving the corporation or a subsidiary that increases the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock; or

  . receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

  The three-year moratorium imposed on business combinations by Section 203 does not apply if:

  . prior to the date on which such stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested stockholder;

  . the interested stockholder owns at least 85% of the corporation's voting stock upon completion of the transaction which made him an interested stockholder (excluding from the 85% calculation shares

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

     owned by directors who are also officers of the target corporation and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer); or

  . on or after the date such person becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder meeting by 66 2/3% of the voting stock not owned by the interested stockholder.

Amendments to Articles of Incorporation and Bylaws

 BB&T

  The NCBCA provides generally that a North Carolina corporation's articles of incorporation may be amended if the amendment is approved by a majority of the votes cast within each voting group entitled to vote. BB&T's articles and bylaws also require the affirmative vote of more than two-thirds of the outstanding shares entitled to vote to approve an amendment to the articles or bylaws amending, altering or repealing the portions of such articles or bylaws relating to classification and staggered terms of the BB&T board, removal of directors or any requirement for a supermajority vote on such an amendment. The NCBCA provides that a North Carolina corporation's bylaws may be amended by its shareholders, and BB&T's articles authorize the BB&T board to amend BB&T's bylaws.

 Matewan

  Under the DGCL, a Delaware corporation's certificate of incorporation may be amended by a majority of the votes cast within each voting group entitled to vote to approve the amendment, unless the certificate of incorporation provides otherwise. Matewan's certificate of incorporation requires approval of the holders of Matewan preferred stock for certain certificate amendments. Matewan's certificate of incorporation and bylaws also require the affirmative vote of 66 2/3% of the outstanding shares entitled to vote to approve an amendment to the certificate or bylaws which would amend, alter or repeal the portions of the certificate or bylaws relating to removal of directors, supermajority vote requirements and the conduct or calling of shareholders' meetings. All of these provisions in the certificate of incorporation, except those relating to the removal of directors and filling of vacancies on the board, may be amended by a vote by the holders of a simple majority of Matewan voting shares, if the amendment is approved by 66 2/3% of the entire Matewan board of directors.

  The vote of a majority of Matewan's voting shares may amend Matewan's bylaws, but holders of 66 2/3% of Matewan's voting stock must approve alteration, amendment or repeal of bylaw provisions relating to the procedure to call special meetings, voting of shares, or the number of and manner of electing directors. The board of directors may also amend the bylaws subject to amendment or repeal by the shareholders. In addition, the board of directors may not amend or repeal any bylaw provision which Matewan's shareholders adopted and which expressly forbids amendment or repeal. Finally, indemnification provisions for officers and directors may be amended by the board to increase indemnification, but any other amendments to or repeal of the indemnification must be approved by the holders of 66 2/3% of Matewan's voting stock.

Shareholders' Rights of Dissent and Appraisal

 BB&T

  Under the NCBCA, a shareholder of a North Carolina corporation is entitled to dissent from, and obtain payment of the "full value" of his or her shares, in the event of any of the following corporate transactions:

  . completion of a plan of merger to which the corporation is a party, unless (a) the corporation is a parent merging with a subsidiary pursuant to a particular NCBCA provision for such transactions; (b) the merger is subject to an NCBCA provision that exempts from the shareholder approval requirement certain mergers that do not result in a substantial change to the corporation or the rights of its shareholders; or (c) the shares in question are then redeemable by the corporation at a price not greater than the cash to be received for such shares;

  . completion of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

  . completion of a sale or exchange of all or substantially all of the property of the corporation other than in the regular course of business, including a sale in dissolution but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds are to be distributed in cash to shareholders within one year;

  . an amendment to the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it alters or abolishes a preferential right of the shares; creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; excludes or limits the right of shares to vote on any matter; reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash; or changes the corporation into a nonprofit corporation or cooperative organization; or

  . any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the Board of Directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

  With respect to corporations that have a class or series of shares either listed on a national securities exchange or held by more than 2,000 record shareholders, dissenters' rights are not available to the holders of these shares by reason of a merger, share exchange or sale or exchange of property unless (a) the articles of incorporation of the corporation that issued the shares provide otherwise or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (1) cash, (2) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (3) a combination of cash and such shares.

  A shareholder who has the right to dissent from a transaction and receive payment of the "fair value" of his or her shares must follow specific procedural requirements as set forth in the NCBCA in order to maintain such right and obtain such payment.

 Matewan

  Section 262 of the DGCL provides for dissent and appraisal rights only in the case of a merger or consolidation of the corporation where the petitioning shareholder does not consent to the transaction. No appraisal rights are available where the corporation is to be the surviving corporation and a vote of its shareholders is not required under Section 251(f) or (g) of the DGCL. There also are no appraisal rights, unless otherwise provided in a corporation's certificate of incorporation, for shares of stock listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held by more than 2,000 holders of record, unless such shareholders would be required to accept anything other than (a) shares of stock of the surviving corporation, (b) shares of another corporation so listed or designated or held by more than 2,000 holders of record, (c) cash in lieu of fractional shares of such stock or (d) any combination thereof. If provided in a corporation's certificate of incorporation, under Delaware law shareholders may be entitled to appraisal rights in certain other circumstances, including a sale of all or substantially all of the assets of the corporation not made in the usual and regular course of its business. Matewan's certificate of incorporation does not provide for any such additional circumstances.

  Holders of Matewan common stock do not have dissent and appraisal rights in connection with the merger because the exception described above is applicable with respect to such shares. Matewan preferred shareholders are entitled to dissenters' rights with respect to the merger; the exception described above is not applicable because Matewan preferred stock is traded on the Nasdaq SmallCap Market, as opposed to the Nasdaq National Market. See "THE MERGER--Rights of Dissenting Shareholders."

Liquidation Rights

 BB&T

  In the event of the liquidation, dissolution or winding-up of the affairs of BB&T, holders of outstanding shares of BB&T common stock are entitled to share, in proportion to their respective interests, in BB&T's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of BB&T.

  Because BB&T is a bank holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any BB&T preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of (a) the subsidiary's creditors, except to the extent that BB&T may itself be a creditor with recognized claims against the subsidiary, and (b) any interests in the liquidation accounts established by savings associations or savings banks acquired by BB&T for the benefit of eligible account holders in connection with conversion of such savings associations from mutual to stock form.

 Matewan

  Upon liquidation, dissolution or winding-up of Matewan's affairs, Matewan must first pay or provide for payment of all of its debts and liabilities. Next, to the extent that funds remain, Matewan must pay a liquidating payment to its preferred stockholders. This payment would consist of $25 per share, plus any accrued but unpaid dividends. Finally, any remaining funds would be paid to the holders of Matewan common stock in proportion to their respective interests.

  Because Matewan is a bank holding company, its rights, as well as the rights of its creditors and of its shareholders (including the holders of Matewan's preferred stock) to participate in the assets of any of Matewan's subsidiaries which are being liquidated or recapitalized, may be subject to prior claims of the subsidiary's creditors (except Matewan).

                             SHAREHOLDER PROPOSALS

  Any proposal which a shareholder wishes to have presented at the next annual meeting of shareholders, which will not be held if the merger is completed, and included in Matewan's proxy materials must be received at the main office of Matewan, Second Avenue and Vinson Street, Williamson, West Virginia 25661, no later than July 27, 1999. If such proposal is in compliance with all of the requirements of Rule 14a-8 of the Securities Exchange Act, it will be included in Matewan's proxy statement and set forth on the form of proxy issued for the next annual meeting of shareholders, if applicable. Shareholders wishing to present proposals at such meeting (but not include them in Matewan's proxy materials) must give notice of such proposals to Matewan no later than July 27, 1999. It is urged that any proposals be sent by certified mail, return receipt requested.

                                OTHER BUSINESS

  The Matewan board is not aware of any business to come before the meeting other than those matters described in this proxy statement/prospectus. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

                                 LEGAL MATTERS

  The validity of the shares of BB&T common stock offered hereby will be passed upon by Womble Carlyle Sandridge & Rice, PLLC, Washington, D.C., as counsel to BB&T. As of the date of this proxy statement/prospectus, certain members of Womble Carlyle Sandridge & Rice, PLLC owned an aggregate of approximately 38,000 shares of BB&T common stock.

                                    EXPERTS

  The consolidated financial statements of BB&T Corporation and its subsidiaries which are incorporated by reference in this proxy statement/prospectus from BB&T's Current Report on Form 8-K dated April 30, 1999, which restates the consolidated financial statements that are incorporated by reference from BB&T's Annual Report on Form 10-K for the year ended December 31, 1998 to reflect the acquisition by BB&T of MainStreet Financial Corporation on March 5, 1999, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

  The consolidated financial statements of Matewan BancShares, Inc. and its subsidiaries included in Matewan's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  BB&T and Matewan file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or certain other information that the companies file with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information should also be available for inspection at the offices of the NYSE, for BB&T, and Nasdaq, for Matewan.

  BB&T has filed the Registration Statement to register with the SEC the BB&T common stock to be issued to Matewan shareholders in the merger. This proxy statement/prospectus is a part of that Registration Statement and constitutes a prospectus of BB&T. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in BB&T's Registration Statement or the exhibits to the Registration Statement.

  The SEC allows Matewan and BB&T to "incorporate by reference" information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

  This proxy statement/prospectus incorporates by reference the documents set forth below that Matewan and BB&T have previously filed with the SEC. These documents contain important information about Matewan and BB&T and their businesses.

BB&T SEC Filings (File No. 1-10853)


Annual Report on Form 10-K        For the fiscal year ended December 31, 1998

Quarterly Report on Form 10-Q     For the fiscal quarter ended March 31, 1999

Current Reports on Form 8-K       Filed January 8, 1999, January 14, 1999,
                                  January 27, 1999 (two filings), January 28,
                                  1999, February 25, 1999 (amended on April 28,
                                  1999), April 9, 1999, April 12, 1999, April
                                  28, 1999 (three filings) and April 30, 1999

Registration Statement on Form    Filed January 10, 1997
 8-A (concerning BB&T's
 shareholder rights plan)

Matewan SEC Filings (File No. 0-
 16707)

Annual Report on Form 10-K        For the fiscal year ended December 31, 1998

Quarterly Report on Form 10-Q     For the fiscal quarter ended March 31, 1999

Current Reports on Form 8-K       Filed March 2, 1999 and April 30, 1999

The description of Matewan        Filed February 16, 1996
 common stock in Matewan's
 Registration Statement on Form
 S-1

  Matewan and BB&T also incorporate by reference additional documents that may be filed with the SEC between the date of this proxy statement/prospectus and the completion of the merger or the termination of the merger agreement. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

  BB&T has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to BB&T, and Matewan has supplied all such information relating to Matewan before the merger.

  If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits except those that the companies have specifically incorporated by reference in this proxy statement/prospectus. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

        Shareholder Reporting                       Pauline Roberson
          BB&T Corporation                         Corporate Secretary
        Post Office Box 1290                 Second Avenue and Vinson Street
 Winston-Salem, North Carolina 27104         Williamson, West Virginia 25661
           (336) 733-3021                            (304) 235-1544

  If you would like to request documents from us, please do so by July 20, 1999 to receive them before the meeting.

  You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. BB&T and Matewan have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated June 22, 1999. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of BB&T common stock in the merger creates any implication to the contrary.

                                                                      APPENDIX A

                           1999 AMENDED AND RESTATED
                      AGREEMENT AND PLAN OF REORGANIZATION

                                    BETWEEN

                            MATEWAN BANCSHARES, INC.

                                      and

                                BB&T CORPORATION

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 ARTICLE I
    DEFINITIONS............................................................  A-1

 ARTICLE II
    THE MERGER.............................................................  A-5
    2.1  Merger...........................................................   A-5
    2.2  Filing; Plan of Merger...........................................   A-5
    2.3  Effective Time...................................................   A-6
    2.4  Closing..........................................................   A-6
    2.5  Effect of Merger.................................................   A-6
    2.6  Further Assurances...............................................   A-6
    2.7  Merger Consideration.............................................   A-6
    2.8  Conversion of Shares; Payment of Merger Consideration............   A-7
    2.9  Merger of Subsidiaries...........................................   A-8
    2.10 Anti-Dilution....................................................   A-8
    2.11 Dissenting Shares................................................   A-8

 ARTICLE III
    REPRESENTATIONS AND WARRANTIES OF MATEWAN..............................  A-8
    3.1  Capital Structure................................................   A-9
    3.2  Organization, Standing and Authority.............................   A-9
    3.3  Ownership of Subsidiaries........................................   A-9
    3.4  Organization, Standing and Authority of the Subsidiaries.........   A-9
    3.5  Authorized and Effective Agreement...............................   A-9
    3.6  Securities Filings; Financial Statements; Statements True........  A-10
    3.7  Minute Books.....................................................  A-10
    3.8  Adverse Change...................................................  A-11
    3.9  Absence of Undisclosed Liabilities...............................  A-11
    3.10 Properties.......................................................  A-11
    3.11 Environmental Matters............................................  A-11
    3.12 Loans; Allowance for Loan Losses.................................  A-12
    3.13 Tax Matters......................................................  A-12
    3.14 Employees; Compensation; Benefit Plans...........................  A-13
    3.15 Certain Contracts................................................  A-15
    3.16 Legal Proceedings; Regulatory Approvals..........................  A-16
    3.17 Compliance with Laws; Filings....................................  A-16
    3.18 Brokers and Finders..............................................  A-16
    3.19 Repurchase Agreements; Derivatives...............................  A-16
    3.20 Deposit Accounts.................................................  A-17
    3.21 Related Party Transactions.......................................  A-17
    3.22 Certain Information..............................................  A-17
    3.23 Tax and Regulatory Matters.......................................  A-17
    3.24 State Takeover Laws..............................................  A-17
    3.25 Labor Relations..................................................  A-17
    3.26 Fairness Opinion.................................................  A-17

 ARTICLE IV
    REPRESENTATIONS AND WARRANTIES OF BB&T................................. A-18
    4.1  Capital Structure of BB&T........................................  A-18
    4.2  Organization, Standing and Authority of BB&T.....................  A-18

                                                                          Page
                                                                          ----
    4.3  Authorized and Effective Agreement.............................  A-18
    4.4  Organization, Standing and Authority of BB&T Subsidiaries......  A-19
    4.5  Securities Documents; Statements True..........................  A-19
    4.6  Financial Statements...........................................  A-19
    4.7  Certain Information............................................  A-19
    4.8  Tax and Regulatory Matters.....................................  A-19
    4.9  Share Ownership................................................  A-19
    4.10 Legal Proceedings; Regulatory Approvals........................  A-19
    4.11 Adverse Change.................................................  A-20

 ARTICLE V
    COVENANTS............................................................ A-20
    5.1  Matewan Shareholder Meeting....................................  A-20
    5.2  Registration Statement; Proxy Statement/Prospectus.............  A-20
    5.3  Plan of Merger; Reservation of Shares..........................  A-20
    5.4  Additional Acts................................................  A-21
    5.5  Best Efforts...................................................  A-21
    5.6  Certain Accounting Matters.....................................  A-21
    5.7  Access to Information..........................................  A-21
    5.8  Press Releases.................................................  A-22
    5.9  Forbearances of Matewan........................................  A-22
    5.10 Employment Agreements..........................................  A-24
    5.11 Affiliates.....................................................  A-24
         401(k) Plan; Pension Plan; Other Employee Benefits; Stock
    5.12 Purchase Plan..................................................  A-24
    5.13 Directors and Officers Protection..............................  A-25
    5.14 Forbearances of BB&T...........................................  A-25
    5.15 Reports........................................................  A-25
    5.16 Exchange Listing...............................................  A-26
    5.17 Advisory Board for the Matewan Market Area.....................  A-26
    5.18 Board of Directors of BB&T.....................................  A-26

 ARTICLE VI
    CONDITIONS PRECEDENT................................................. A-26
    6.1  Conditions Precedent--BB&T and Matewan.........................  A-26
    6.2  Conditions Precedent--Matewan..................................  A-27
    6.3  Conditions Precedent--BB&T.....................................  A-28

 ARTICLE VII
    TERMINATION, DEFAULT, WAIVER AND AMENDMENT........................... A-28
    7.1  Termination....................................................  A-28
    7.2  Effect of Termination..........................................  A-30
    7.3  Survival of Representations, Warranties and Covenants..........  A-31
    7.4  Waiver.........................................................  A-31
    7.5  Amendment or Supplement........................................  A-31
 ARTICLE VIII
    MISCELLANEOUS........................................................ A-31
    8.1  Expenses.......................................................  A-31
    8.2  Entire Agreement...............................................  A-31
    8.3  No Assignment..................................................  A-32
    8.4  Notices........................................................  A-32
    8.5  Specific Performance...........................................  A-32
    8.6  Captions.......................................................  A-33
    8.7  Counterparts...................................................  A-33

                                                                            Page
                                                                            ----
    8.8  Governing Law....................................................  A-33
    8.9  Initial Merger Agreement.........................................  A-33
    8.10 BB&T Option Agreement............................................  A-33

 ANNEXES
    Annex A Articles of Merger
    Annex B Form of Employment Agreement with Dan R. Moore (not included)
            Form of Employment Agreements with Timothy Edwards and Anna Ward
    Annex C (not included)
    Annex D Form of Employment Agreement with Lee E. Ellis (not included)

                           1999 AMENDED AND RESTATED
                     AGREEMENT AND PLAN OF REORGANIZATION

  THIS 1999 AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION ("Agreement"), dated as of February 24, 1999, is between MATEWAN BANCSHARES, INC. ("Matewan"), a Delaware corporation having its principal office at Williamston, West Virginia, and BB&T CORPORATION ("BB&T"), a North Carolina corporation having its principal office at Winston-Salem, North Carolina;

                               R E C I T A L S:

  By Agreement and Plan of Reorganization dated February 24, 1999 (the "Initial Merger Agreement"), Matewan agreed to be merged with and into BB&T. BB&T and Matewan have renegotiated the terms of the proposed transaction resulting primarily from BB&T's due diligence review, and have amended the Initial Merger Agreement by First 1999 Amendment to Agreement and Plan of Reorganization dated April 9, 1999, and by Second 1999 Amendment to Agreement and Plan of Reorganization dated April 27, 1999. The parties desire to restate the Initial Merger Agreement in its entirety to incorporate the terms of such amendments and to set forth the terms of the proposed merger (the "Merger") pursuant to the plan of merger (the "Plan of Merger") substantially in the form attached as Annex A hereto.

  Now, Therefore, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree to restate the Initial Merger Agreement, as previously amended, in its entirety as follows:

                                   ARTICLE I

                                  Definitions

1.1 Definitions

  When used herein, the capitalized terms set forth below shall have the following meanings:

  "Affiliate" means, with respect to any Person, any Person who directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

  "Articles of Merger" shall mean the Articles of Merger required to be filed with the office of the Secretary of State of North Carolina, as provided in
Section 55-11-05 of the NCBCA, and with the Delaware Department of State, as provided in Section 252 of the DGCL.

  "Bank Holding Company Act" shall mean the Federal Bank Holding Company Act of 1956, as amended.

  "BB&T Common Stock" shall mean the shares of voting common stock, par value $5.00 per share, of BB&T, with rights attached issued pursuant to the Rights Agreement dated December 17, 1996 between BB&T and Branch Banking and Trust Company, as Rights Agent, relating to BB&T's Series B Junior Participating Preferred Stock, $5.00 par value per share.

  "BB&T Option Agreement" shall mean the Stock Option Agreement dated as of February 24, 1999, as amended from time to time, under which BB&T has an option to purchase shares of Matewan Common Stock, which shall be executed immediately following execution of this Agreement.

  "BB&T Subsidiaries" shall mean Branch Banking and Trust Company, Branch Banking and Trust Company of South Carolina and Branch Banking and Trust Company of Virginia.

  "Business Day" shall mean all days other than Saturdays, Sundays and Federal Reserve holidays.

  "Code" shall mean the Internal Revenue Code of 1986, as amended.

  "Commission" shall mean the Securities and Exchange Commission.

  "CRA" shall mean the Community Reinvestment Act of 1977, as amended.

  "Disclosed" shall mean disclosed in the Matewan Disclosure Memorandum, referencing the Section number herein pursuant to which such disclosure is being made.

  "DGCL" shall mean the Delaware General Corporation Law, as amended.

  "Environmental Claim" means any notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup or remediation costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from a violation of the Environmental Laws or the presence or release into the environment of any Hazardous Substances.

  "Environmental Laws" means all applicable federal, state and local laws and regulations, as amended, relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other laws and regulations relating to emissions, discharges, releases, or threatened releases of any Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Substances.

  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

  "FDIC" shall mean the Federal Deposit Insurance Corporation.

  "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

  "Financial Advisor" shall mean Baxter Fentriss and Company.

  "Financial Statements" shall mean (a) with respect to BB&T, (i) the consolidated balance sheet (including related notes and schedules, if any) of BB&T as of December 31, 1997, 1996, and 1995, and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1997, 1996, and 1995, as filed by BB&T in Securities Documents and (ii) the consolidated balance sheets of BB&T (including related notes and schedules, if any), and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) included in Securities Documents filed by BB&T with respect to periods ended subsequent to December 31, 1997, and (b) with respect to Matewan, (i) the consolidated statements of financial condition (including related notes and schedules, if any) of Matewan as of December 31, 1997, 1996 and 1995, and the related consolidated statements of income and retained earnings, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1997, 1996 and 1995, as filed by Matewan in Securities Documents, and (ii) the consolidated statements of financial condition of Matewan (including related notes and schedules, if any) and the related consolidated statements of income and retained earnings, and cash flows (including related notes and schedules, if any) included in Securities Documents filed by Matewan with respect to periods ended subsequent to December 31, 1997.

  "GAAP" shall mean generally accepted accounting principles applicable to financial institutions and their holding companies, as in effect at the relevant date.

  "Hazardous Substances" means any substance or material (i) identified in CERCLA; (ii) determined to be toxic, a pollutant or a contaminant under any applicable federal, state or local statutes, law, ordinance, rule or regulation, including but not limited to petroleum products; (iii) asbestos;
(iv) radon; (v) poly-chlorinated biphiphenyls and (vi) such other materials, substances or waste which are otherwise dangerous, hazardous, harmful to human health or the environment.

  "IRS" shall mean the Internal Revenue Service.

  "Material Adverse Effect" on BB&T or Matewan shall mean an event, change, or occurrence which, individually or together with any other event, change or occurrence, (i) has a material adverse effect on the financial condition, results of operations, business or business prospects of BB&T and the BB&T Subsidiaries taken as a whole, or Matewan and the Matewan Subsidiaries taken as a whole, or (ii) materially impairs the ability of BB&T or Matewan to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) actions and omissions of BB&T or Matewan taken with the prior written consent of the other in contemplation of the transactions contemplated hereby and (b) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement or relating to any litigation arising as a result of the Merger.

  "Matewan Common Stock" shall mean the shares of voting common stock, par value $1.00 per share, of Matewan. The Matewan Common Stock has no Rights attached, except as provided in Section 3.1.

  "Matewan Disclosure Memorandum" shall mean the written information in one or more documents, each of which is entitled "Matewan Disclosure Memorandum" and dated on or before the date of this Agreement and delivered not later than the date of execution of this Agreement by Matewan to BB&T, and describing in reasonable detail the matters contained therein. Each disclosure made therein shall be in existence on the date of this Agreement and shall specifically reference each Section of this Agreement under which such disclosure is made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced.

  "Matewan Preferred Stock" shall mean the shares of Cumulative Convertible Preferred Stock, Series A, par value $1.00 per share, of Matewan. The Matewan Preferred Stock has no Rights attached, except as provided in Section 3.1.

  "Matewan Subsidiaries" shall mean Matewan National Bank, Matewan Bank FSB, Matewan Venture Fund, Inc., any and all other Subsidiaries of Matewan as of the date hereof and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Matewan after the date hereof and held as a Subsidiary by Matewan at the Effective Time.

  "NCBCA" shall mean the North Carolina Business Corporation Act, as amended.

  "NYSE" shall mean the New York Stock Exchange, Inc.

  "OTS" shall mean the Office of Thrift Supervision.

  "Proxy Statement/Prospectus" shall mean the proxy statement and prospectus, together with any supplements thereto, to be sent to shareholders of Matewan to solicit their votes in connection with a proposal to approve this Agreement and the Plan of Merger.

  "Registration Statement" shall mean the registration statement of BB&T as declared effective by the Commission under the Securities Act, including any post-effective amendments or supplements thereto as filed with the Commission under the Securities Act, with respect to the BB&T Common Stock to be issued in connection with the transactions contemplated by this Agreement.

  "Rights" shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests (other than rights pursuant to the Rights Agreement described under the definition of "BB&T Common Stock"), and stock appreciation rights, performance units and similar stock-based rights whether or not they obligate the issuer thereof to issue stock or other securities or to pay cash.

  "Securities Act" shall mean the Securities Act of 1933, as amended.

  "Securities Documents" shall mean all reports, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws, including but not limited to periodic and other reports filed pursuant to Section 13 of the Exchange Act.

  "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939 as amended; and the rules and regulations of the Commission promulgated thereunder.

  "Subsidiaries" shall mean all those corporations, associations, or other business entities of which the entity in question either owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (in determining whether one entity owns or controls 50% or more of the outstanding equity securities of another, equity securities owned or controlled in a fiduciary capacity shall be deemed owned and controlled by the beneficial owner).

  "TILA" shall mean the Truth in Lending Act, as amended.

1.2 Terms Defined Elsewhere

  The capitalized terms set forth below are defined in the following sections:

     Agreement                 Introduction
     BB&T                      Introduction
     BB&T Ratio                Section 7.1(h)
     Closing                   Section 2.4
     Closing Date              Section 2.4
     Closing Value             Section 2.7(d)
     Common Exchange Ratio     Section 2.7
     Constituent Corporations  Section 2.1
     Determination Date        Section 7.1(h)
     Dissenting Shareholder    Section 2.11
     Dissenting Shares         Section 2.11
     Effective Time            Section 2.3
     Employer Entity           Section 5.12(b)
     Index Group               Section 7.1(h)
     Index Price               Section 7.1(h)
     Initial Merger Agreement  Recitals
     Matewan                   Introduction
     Maximum Amount            Section 5.13
     Merger                    Recitals
     Merger Consideration      Section 2.7
     PBGC                      Section 3.14(b)(iv)
     Plan                      Section 3.14(b)(i)
     Plan of Merger            Recitals
     Pension Plan              Section 5.12(b)
     Preferred Exchange Ratio  Section 2.7
     Starting Date             Section 7.1(h)
     Surviving Corporation     Section 2.1(a)

                                  ARTICLE II

                                  The Merger

2.1 Merger

  BB&T and Matewan are constituent corporations (the "Constituent
Corporations") to the Merger as contemplated by the NCBCA. At the Effective
Time:

    (a) Matewan shall be merged with and into BB&T in accordance with the applicable provisions of the NCBCA and the DGCL, with BB&T being the surviving corporate entity (hereinafter sometimes referred to as the "Surviving Corporation").

    (b) The separate existence of Matewan shall cease and the Merger shall in all respects have the effect provided in Section 2.5.

    (c) The Articles of Incorporation of BB&T at the Effective Time shall become the Articles of Incorporation of the Surviving Corporation.

    (d) The Bylaws of BB&T at the Effective Time shall become the Bylaws of the Surviving Corporation.

2.2 Filing; Plan of Merger

  The Merger shall not become effective unless this Agreement and the Plan of Merger are duly approved by shareholders holding the requisite number of shares of Matewan Common Stock and Matewan Preferred Stock.

Upon fulfillment or waiver of the conditions specified in Article VI and provided that this Agreement has not been terminated pursuant to Article VII, the Constituent Corporations will cause the Articles of Merger to be executed and filed with the Secretary of State of North Carolina and the Delaware Department of State, as provided in Section 55-11-05 of the NCBCA and Section 252 of the DGCL, respectively. The Plan of Merger is incorporated herein by reference, and adoption of this Agreement by the Boards of Directors of the Constituent Corporations and approval by the shareholders of Matewan shall constitute adoption and approval of the Plan of Merger.

2.3 Effective Time

  The Merger shall be effective at the day and hour specified in the Articles of Merger as filed as provided in Section 2.2 (herein sometimes referred to as the "Effective Time").

2.4 Closing

  The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Womble Carlyle Sandridge & Rice, PLLC, Winston-Salem, North Carolina, at 10:00 a.m. on the date designated by BB&T which is within thirty days following the satisfaction of the conditions to Closing set forth in Article VI (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), or such later date as the parties may otherwise agree (the "Closing Date").

2.5 Effect of Merger

  From and after the Effective Time, the separate existence of Matewan shall cease, and the Surviving Corporation shall thereupon and thereafter, to the extent consistent with its Articles of Incorporation, possess all of the rights, privileges, immunities and franchises, of a public as well as a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and each and every other interest of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible for all the liabilities, obligations and penalties of each of the Constituent Corporations; and any claim, existing action or proceeding, civil or criminal, pending by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place; and any judgment rendered against either of the Constituent Corporations may be enforced against the Surviving Corporation. Neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by reason of the Merger.

2.6 Further Assurances

  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other actions are necessary, desirable or proper to vest, perfect or confirm of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Constituent Corporations acquired or to be acquired by reason of, or as a result of, the Merger, the Constituent Corporations agree that such Constituent Corporations and their proper officers and directors shall and will execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized and directed in the name of the Constituent Corporations or otherwise to take any and all such actions.

2.7 Merger Consideration

  As used herein, the term "Merger Consideration" shall mean the number of shares of BB&T Common Stock to be exchanged for each share of Matewan Common Stock issued and outstanding as of the Effective

Time (the "Common Exchange Ratio") and for each share of Matewan Preferred Stock issued and outstanding as of the Effective Time (the "Preferred Exchange Ratio") and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be distributable to a Matewan shareholder as provided in Section 2.7(b).

  (a) The Common Exchange Ratio shall be 0.67, and the Preferred Exchange Ratio shall be .8375.

  (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the Closing Value. The "Closing Value" shall mean the average closing price per share of BB&T Common Stock on the NYSE Composite Transaction List (as reported by The Wall Street Journal--Eastern Edition) for the five trading days (determined by excluding days on which the NYSE is closed) ending on the tenth calendar day immediately preceding the Effective Time (the tenth day to be determined by counting the first calendar day preceding the Effective Time as the first day). No person will be entitled to dividends, voting rights or any other rights as a BB&T shareholder in respect of any fractional share.

2.8 Conversion of Shares; Payment of Merger Consideration

  (a) At the Effective Time, by virtue of the Merger and without any action on the part of Matewan or the holders of record of Matewan Common Stock or Matewan Preferred Stock, each share of Matewan Common Stock and each share of Matewan Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of Matewan Common Stock or Matewan Preferred Stock (as provided in subsection (d) below), the Merger Consideration.

  (b) Each share of the common stock of BB&T issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

  (c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of Matewan Common Stock or Matewan Preferred Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of Matewan Common Stock or Matewan Preferred Stock. With respect to any certificate for Matewan Common Stock or Matewan Preferred Stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares represented thereby. After the Effective Time, no transfer of the shares of Matewan Common Stock or Matewan Preferred Stock outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

  (d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each Matewan shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of Matewan Common Stock or Matewan Preferred Stock. Upon surrender of such certificates or other evidence of ownership meeting the requirements of Section 2.8(c), together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, BB&T shall promptly cause the transfer to the persons entitled thereto of the Merger Consideration.

  (e) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time which have been declared or made by Matewan in respect of shares of Matewan Common Stock or Matewan Preferred Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time, subject to compliance by Matewan with
Section 5.9(b). To the extent permitted by law, former shareholders of record of Matewan shall be entitled to vote after the Effective Time at any meeting of BB&T shareholders the number of whole shares of BB&T Common Stock into which their respective shares of

Matewan Common Stock or Matewan Preferred Stock are converted, regardless of whether such holders have exchanged their certificates representing Matewan Common Stock or Matewan Preferred Stock for certificates representing BB&T Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of BB&T Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing Matewan Common Stock or Matewan Preferred Stock until such holder surrenders such certificate for exchange as provided in this
Section 2.8. Upon surrender of such certificate, both the BB&T Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to the shares of Matewan Common Stock or Matewan Preferred Stock represented by such certificate.

2.9 Merger of Subsidiaries

  In the event that BB&T shall request, Matewan shall take such actions, and shall cause the Matewan Subsidiaries to take such actions, as may be required in order to effect, at the Effective Time, the merger of one or more of the Matewan Subsidiaries with and into, in each case, one of the BB&T Subsidiaries or any other Subsidiary of BB&T. In the event that any such actions shall be taken and the Merger shall not be consummated for any reason other than a breach of this Agreement by Matewan, BB&T shall reimburse Matewan for all legal and regulatory costs incurred by Matewan with respect to such actions.

2.10 Anti-Dilution

  In the event BB&T changes the number of shares of BB&T Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or other similar recapitalization, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Common Exchange Ratio and the Preferred Exchange Ratio shall be proportionately adjusted.

2.11 Dissenting Shares

  Any holder of shares of Matewan Preferred Stock who shall have exercised appraisal rights with respect to the Merger in accordance with the DGCL and who has properly exercised such shareholder's rights to demand payment of the "fair value" of the Shareholder's shares (the "Dissenting Shares") as provided in the DGCL (the "Dissenting Shareholder") shall thereafter have only such rights, if any, as are provided a Dissenting Shareholder in accordance with the DGCL and shall have no rights under Sections 2.7 and 2.8; provided, however, that if a Dissenting Shareholder shall withdraw (in accordance with the DGCL) the demand for such appraisal or shall become ineligible for such appraisal, then such Dissenting Shareholder's Dissenting Shares automatically shall cease to be Dissenting Shares and shall be converted into and represent only the right to receive from the Surviving Corporation the Merger Consideration provided for in Section 2.7 upon surrender of the certificate representing the Dissenting Shares.

                                  ARTICLE III

                   Representations and Warranties of Matewan

  Except as Disclosed, Matewan represents and warrants to BB&T as follows (the representations and warranties herein of Matewan are made subject to the applicable standard set forth in Section 6.3(a), and no such representation or warranty shall be deemed to be inaccurate unless the inaccuracy would permit BB&T to refuse to consummate the Merger under such applicable standard):

3.1 Capital Structure

  The authorized capital stock of Matewan consists of 10,000,000 shares of Matewan Common Stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share. As of the date hereof, 3,978,392 shares of Matewan Common Stock and 617,358 shares of Matewan Preferred Stock are issued and outstanding. No other classes of capital stock of Matewan, common or preferred, are authorized, issued or outstanding. All outstanding shares of Matewan Common Stock and Matewan Preferred Stock have been duly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock have been reserved for any purpose, except for (i) shares of Matewan Common Stock reserved for issuance upon conversion of shares of Matewan Preferred Stock and (ii) 791,700 shares of Matewan Common Stock reserved in connection with the BB&T Option Agreement. Except as set forth in this Section 3.1, there are no Rights authorized, issued or outstanding with respect to, nor are there any agreements, understandings or commitments relating to the right of any Matewan shareholder to own, to vote or to dispose of, the capital stock of Matewan. Holders of Matewan Common Stock and holders of Matewan Preferred Stock do not have preemptive rights.

3.2 Organization, Standing and Authority

  Matewan is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets. Matewan has qualified to do business in West Virginia, Kentucky and Virginia, and Matewan is not required to be qualified to do business in any other state of the United States or foreign jurisdiction.

3.3 Ownership of Subsidiaries

  Section 3.3 of the Matewan Disclosure Memorandum lists all of the Matewan Subsidiaries and, with respect to each, its jurisdiction of organization, jurisdictions in which it is qualified or otherwise licensed to conduct business, the number of shares or ownership interests owned by Matewan (directly or indirectly), the percentage ownership interest so owned by Matewan and its business activities. The outstanding shares of capital stock or other equity interests of the Matewan Subsidiaries are validly issued and outstanding, fully paid and nonassessable, and all such shares are directly or indirectly owned by Matewan free and clear of all liens, claims and encumbrances or preemptive rights of any person. No Rights are authorized, issued or outstanding with respect to the capital stock or other equity interests of the Matewan Subsidiaries, and there are no agreements, understandings or commitments relating to the right of Matewan to own, to vote or to dispose of said interests. None of the shares of capital stock or other equity interests of the Matewan Subsidiaries have been issued in violation of the preemptive rights of any person. Section 3.3 of the Matewan Disclosure Memorandum also lists all shares of capital stock or other securities or ownership interests of any corporation, partnership, joint venture, or other organization (other than the Matewan Subsidiaries) owned directly or indirectly by Matewan.

3.4 Organization, Standing and Authority of the Subsidiaries

  Each Matewan Subsidiary which is a depository institution is a federally chartered national bank or savings association with its deposits insured by the FDIC. Each of the Matewan Subsidiaries is validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Matewan Subsidiaries has full corporate power and authority to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction Disclosed with respect to it. No Matewan Subsidiary is required to be qualified to do business in any other state of the United States or foreign jurisdiction, or is engaged in any type of activities that have not been Disclosed.

3.5 Authorized and Effective Agreement

  (a) Matewan has all requisite corporate power and authority to enter into and (subject to receipt of all necessary governmental approvals and the receipt of approval of the Matewan shareholders of this Agreement and the Plan of Merger) to perform all of its obligations under this Agreement, the Articles of Merger and the

BB&T Option Agreement. The execution and delivery of this Agreement, the Articles of Merger and the BB&T Option Agreement, and consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action, except, in the case of this Agreement and the Plan of Merger, the approval of the Matewan shareholders pursuant to and to the extent required by applicable law. This Agreement, the Plan of Merger and the BB&T Option Agreement constitute legal, valid and binding obligations of Matewan, and each is enforceable against Matewan in accordance with its terms, in each such case subject to (i) bankruptcy, fraudulent transfer, insolvency, moratorium, reorganization, conservatorship, receivership, or other similar laws from time to time in effect relating to or affecting the enforcement of the rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally; and (ii) general principles of equity (whether applied in a court of law or in equity).

  (b) Neither the execution and delivery of this Agreement, the Articles of Merger or the BB&T Option Agreement, nor consummation of the transactions contemplated hereby or thereby, nor compliance by Matewan with any of the provisions hereof or thereof, shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or bylaws of Matewan or any Matewan Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of Matewan or any Matewan Subsidiary pursuant to, any note, bond, mortgage, indenture, license, permit, contract, agreement or other instrument or obligation, or (iii) subject to receipt of all required governmental approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Matewan or any Matewan Subsidiary.

  (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by Matewan of the Merger and the other transactions contemplated in this Agreement.

3.6 Securities Filings; Financial Statements; Statements True

  (a) Matewan has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 1995. Matewan has Disclosed or made available to BB&T a true and complete copy of each Securities Document filed by Matewan with the Commission after December 31, 1995 and prior to the date hereof, which are all of the Securities Documents that Matewan was required to file during such period. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (b) The Financial Statements of Matewan fairly present or will fairly present, as the case may be, the consolidated financial position of Matewan and the Matewan Subsidiaries as of the dates indicated and the consolidated statements of income and retained earnings, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with GAAP applied on a consistent basis.

  (c) No statement, certificate, instrument or other writing furnished or to be furnished hereunder by Matewan or any Matewan Subsidiary to BB&T contains or will contain any untrue statement of a material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.7 Minute Books

  The minute books of Matewan and each of the Matewan Subsidiaries contain or will contain at Closing accurate records of all meetings and other corporate actions of their respective shareholders and Boards of

Directors (including committees of the Board of Directors), and the signatures contained therein are the true signatures of the persons whose signatures they purport to be.

3.8 Adverse Change

  Since December 31, 1997, Matewan and the Matewan Subsidiaries have not incurred any liability, whether accrued, absolute or contingent, except as disclosed in the most recent Matewan Financial Statements, or entered into any transactions with Affiliates, in each case other than in the ordinary course of business consistent with past practices, nor has there been any adverse change or any event involving a prospective adverse change in the business, financial condition, results of operations or business prospects of Matewan or any of the Matewan Subsidiaries.

3.9 Absence of Undisclosed Liabilities

  All liabilities (including contingent liabilities) of Matewan and the Matewan Subsidiaries are disclosed in the most recent Financial Statements of Matewan or were incurred in the ordinary course of its business since the date of Matewan's most recent Financial Statements.

3.10 Properties

  (a) Matewan and the Matewan Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, tangible and intangible, reflected on the consolidated balance sheet included in the Financial Statements of Matewan as of December 31, 1997 or acquired after such date, except for (i) liens for current taxes not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent, or
(iv) dispositions and encumbrances for adequate consideration in the ordinary course of business.

  (b) All leases and licenses pursuant to which Matewan or any Matewan Subsidiary, as lessee or licensee, leases or licenses rights to real or personal property are valid and enforceable in accordance with their respective terms.

3.11 Environmental Matters

  (a) Matewan and the Matewan Subsidiaries are and at all times have been in compliance with all Environmental Laws. Neither Matewan nor any Matewan Subsidiary has received any communication alleging that Matewan or the Matewan Subsidiary is not in such compliance, and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

  (b) There are no pending Environmental Claims, neither Matewan nor any Matewan Subsidiary has received notice of any pending Environmental Claims, and there are no conditions or facts existing which might reasonably be expected to result in legal, administrative, arbitral or other proceedings asserting Environmental Claims or other claims, causes of action or governmental investigations of any nature seeking to impose, or that could result in the imposition of, any liability arising under any Environmental Laws upon (i) Matewan or any Matewan Subsidiary, (ii) any person or entity whose liability for any Environmental Claim Matewan or any Matewan Subsidiary has or may have retained or assumed, either contractually or by operation of law, (iii) any real or personal property owned or leased by Matewan or any Matewan Subsidiary, or any real or personal property which Matewan or any Matewan Subsidiary has or is judged to have managed or supervised or participated in the management of, or (iv) any real or personal property in which Matewan or any Matewan Subsidiary holds a security interest securing a loan recorded on the books of Matewan or any Matewan Subsidiary. Neither Matewan nor any Matewan Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any liability under any Environmental Laws.

  (c) Matewan and the Matewan Subsidiaries are in compliance with all recommendations contained in any environmental audits, analyses and surveys received by Matewan relating to all real and personal property owned or leased by Matewan or any Matewan Subsidiary and all real and personal property of which Matewan or any Matewan Subsidiary has or is judged to have managed or supervised or participated in the management of.

  (d) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim, or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws, against Matewan or any Matewan Subsidiary or against any person or entity whose liability for any Environmental Claim Matewan or any Matewan Subsidiary has or may have retained or assumed, either contractually or by operation of law.

3.12 Loans; Allowance for Loan Losses

  (a) All of the loans on the books of Matewan and the Matewan Subsidiaries are valid and properly documented, and were made in the ordinary course of business. Neither the terms of such loans, nor any of the loan documentation, nor the manner in which such loans have been administered and serviced, nor Matewan's procedures and practices of approving or rejecting loan applications, violates any federal, state or local law, rule, regulation or ordinance applicable thereto, including, without limitation, the TILA, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury.

  (b) The allowances for loan losses reflected on the consolidated balance sheets included in the Financial Statements of Matewan are adequate as of their respective dates under the requirements of GAAP and applicable regulatory requirements and guidelines.

3.13 Tax Matters

  (a) Matewan and the Matewan Subsidiaries and each of their predecessors have timely filed (or requests for extensions have been timely filed and any such extensions either are pending or have been granted and have not expired) all federal, state and local (and, if applicable, foreign) tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all taxes for any subsequent periods ending on or prior to the Effective Time. Neither Matewan nor any Matewan Subsidiary has or will have any liability for any such taxes in excess of the amounts so paid or reserves or accruals so established. Matewan and the Matewan Subsidiaries have paid, or where payment is not required to have been made have set up an adequate reserve or accrual for payment of, all taxes required to be paid or accrued for the preceding or current fiscal year for which a return is not yet due.

  (b) All federal, state and local (and, if applicable, foreign) tax returns filed by Matewan and the Matewan Subsidiaries are complete and accurate. Neither Matewan nor any Matewan Subsidiary is delinquent in the payment of any tax, assessment or governmental charge. No deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against Matewan or any Matewan Subsidiary which have not been settled and paid. There are currently no agreements in effect with respect to Matewan or any Matewan Subsidiary to extend the period of limitations for the assessment or collection of any tax. No audit examination or deficiency or refund litigation with respect to such returns is pending.

  (c) Deferred taxes have been provided for in accordance with GAAP consistently applied.

  (d) Neither Matewan nor any of the Matewan Subsidiaries is a party to any tax allocation or sharing agreement or has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was Matewan or a Matewan subsidiary) or has any liability for taxes of any person (other than Matewan and the Matewan Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor or by contract or otherwise.

  (e) Each of Matewan and the Matewan Subsidiaries is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

  (f) Neither Matewan nor any of the Matewan Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Code.

3.14 Employees; Compensation; Benefit Plans

  (a) Compensation. Matewan has Disclosed a complete and correct list of the name, age, position, rate of compensation and any incentive compensation arrangements, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of each director, shareholder, independent contractor, consultant and agent of Matewan and of each Matewan Subsidiary and each other person (in each case other than as an employee) to whom Matewan or any Matewan Subsidiary pays or provides, or has an obligation, agreement (written or unwritten), policy or practice of paying or providing, retirement, health, welfare or other benefits of any kind or description whatsoever.

  (b) Employee Benefit Plans.

    (i) Matewan has Disclosed an accurate and complete list of all Plans, as defined below, contributed to, maintained or sponsored by Matewan or any Matewan Subsidiary, to which Matewan or any Matewan Subsidiary is obligated to contribute or has any liability or potential liability, whether direct or indirect, including all Plans contributed to, maintained or sponsored by each member of the controlled group of corporations, within the meaning of Sections 414(b), 414(c), 414(m) and 414(o) of the Code, of which Matewan or any Matewan Subsidiary is a member. For purposes of this Agreement, the term "Plan" shall mean a plan, arrangement, agreement or program described in the foregoing provisions of this Section 3.14(b)(i) and which is: (A) a profit-sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, whether or not funded and whether or not terminated, (B) an employment agreement, (C) a personnel policy or fringe benefit plan, policy, program or arrangement providing for benefits or perquisites to current or former employees, officers, directors or agents, whether or not funded, and whether or not terminated, including, without limitation, benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, severance, medical, dental, hospitalization, life insurance and other types of insurance, or (D) any other employee benefit plan as defined in Section 3(3) of ERISA, whether or not funded and whether or not terminated.

    (ii) Neither Matewan nor any Matewan Subsidiary contributes to, has an obligation to contribute to or otherwise has any liability or potential liability with respect to (A) any multiemployer plan as defined in Section 3(37) of ERISA, (B) any plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413 of the Code (and regulations promulgated thereunder), or (C) any plan which provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees or former employees or directors, their spouses or dependents, other than in accordance with Section 4980B of the Code or applicable state continuation coverage law.

    (iii) None of the Plans obligates Matewan or any Matewan Subsidiary to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change in control," as such term is used in Section 280G of the Code (and regulations promulgated thereunder).

    (iv) Each Plan, and all related trusts, insurance contracts and funds, has been maintained, funded and administered in compliance in all respects with its own terms and in compliance in all respects with all applicable laws and regulations, including but not limited to ERISA and the Code. No actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands with respect to the Plans (other than routine claims for benefits) are pending or threatened, and there are no facts which could give rise to or be expected to give rise to any actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands. No Plan that is subject to the funding requirements of Section 412 of the Code or Section 302 of ERISA has incurred any "accumulated funding deficiency" as such term is defined in such Sections of ERISA and the Code, whether or not waived, and each Plan has always fully met the funding standards required under Title I of ERISA and Section 412 of the Code. No liability to the Pension Benefit Guaranty Corporation ("PBGC") (except for routine payment of premiums) has been or is expected to be incurred with respect to any Plan that is subject to Title IV of ERISA, no reportable event (as such term is defined in Section 4043 of ERISA) has occurred with respect to any such Plan, and the PBGC has not commenced or threatened the termination of any Plan. None of the assets of Matewan or any Matewan Subsidiary is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code, neither Matewan nor any Matewan Subsidiary has been required to post any security pursuant to Section 307 of ERISA or Section 401(a)(29) of the Code, and there are no facts which could be expected to give rise to such lien or such posting of security. No event has occurred and no condition exists that would subject Matewan or any Matewan Subsidiary to any tax under Sections 4971, 4972, 4976, 4977 or 4979 of the Code or to a fine or penalty under Section 502(c) of ERISA.

    (v) Each Plan that is intended to be qualified under Section 401(a) of the Code, and each trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to the qualification under the Code of such Plan and the tax exempt status of such related trust, and nothing has occurred since the date of such determination letter that could adversely affect the qualification of such Plan or the tax exempt status of such related trust.

    (vi) No underfunded "defined benefit plan" (as such term is defined in Section 3(35) of ERISA) has been, during the five years preceding the Closing Date, transferred out of the controlled group of corporations (within the meaning of Sections 414(b), (c), (m) and (o) of the Code) of which Matewan or any Matewan Subsidiary is a member or was a member during such five-year period.

    (vii) As of the close of the last plan year preceding the date hereof, the fair market value of the assets of each Plan that is a tax qualified defined benefit plan equals or exceeds the present value of all vested and non-vested liabilities thereunder determined in accordance with reasonable actuarial methods, factors and assumptions applicable to a defined benefit plan on an ongoing basis. With respect to each Plan that is subject to the funding requirements of Section 412 of the Code and Section 302 of ERISA, all required contributions for all periods ending prior to or as of the Closing Date (including periods from the first day of the then-current plan year to the Closing Date and including all quarterly contributions required in accordance with Section 412(m) of the Code) shall have been made. With respect to each other Plan, all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall have been made. No tax qualified Plan has any unfunded liabilities.

    (viii) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code, whether by statutory, class or individual exemption) has occurred with respect to any Plan which would result in the imposition, directly or indirectly, of any excise tax, penalty or other liability under Section 4975 of the Code or Section 409 or 502(i) of ERISA. Neither Matewan nor, to the best knowledge of Matewan, any Matewan Subsidiary, any trustee, administrator or other fiduciary of any Plan, or any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner that could subject Matewan or any Matewan Subsidiary to any liability for breach of fiduciary duty under ERISA or any other applicable law.

    (ix) With respect to each Plan, all reports and information required to be filed with any government agency or distributed to Plan participants and their beneficiaries have been duly and timely filed or distributed.

    (x) Matewan and each Matewan Subsidiary has been and is presently in compliance with all of the requirements of Section 4980B of the Code.

    (xi) Neither Matewan nor any Matewan Subsidiary has a liability as of December 31, 1997 under any Plan that, to the extent disclosure is required under GAAP, is not reflected on the consolidated balance sheet included in the Financial Statements of Matewan as of December 31, 1997 or otherwise Disclosed.

    (xii) Neither the consideration nor implementation of the transactions contemplated under this Agreement will increase (A) Matewan's or any Matewan Subsidiary's obligation to make contributions or any other payments to fund benefits accrued under the Plans as of the date of this Agreement or (B) the benefits accrued or payable with respect to any participant under the Plans (except to the extent benefits may be deemed increased by accelerated vesting or accelerated allocation of previously unallocated Plan assets.)

    (xiii) With respect to each Plan, Matewan has Disclosed or made available to BB&T, true, complete and correct copies of (A) all documents pursuant to which the Plans are maintained, funded and administered, including summary plan descriptions, (B) the three most recent annual reports (Form 5500 series) filed with the IRS (with attachments), (C) the three most recent actuarial reports, if any, (D) the three most recent financial statements,
  (E) all governmental filings for the last three years, including, without limitation, excise tax returns and reportable events filings, and (F) all governmental rulings, determinations, and opinions (and pending requests for governmental rulings, determinations, and opinions) during the past three years.

    (xiv) Each of the Plans as applied to Matewan and any Matewan Subsidiary may be amended or terminated at any time by action of Matewan's Board of Directors, or such Matewan's Subsidiary's Board of Directors, as the case may be, or a committee of such Board of Directors or duly authorized officer, in each case subject to the terms of the Plan and compliance with applicable laws and regulations (and limited, in the case of multiemployer plans, to termination of the participation of Matewan or a Matewan Subsidiary thereunder).

3.15 Certain Contracts

  (a) Neither Matewan nor any Matewan Subsidiary is a party to, is bound or affected by, or receives benefits under (i) any agreement, arrangement or commitment, written or oral, the default of which would have a Material Adverse Effect, whether or not made in the ordinary course of business (other than loans or loan commitments made or certificates or deposits received in the ordinary course of the banking business), or any agreement restricting its business activities, including, without limitation, agreements or memoranda of understanding with regulatory authorities, (ii) any agreement, indenture or other instrument, written or oral, relating to the borrowing of money by Matewan or any Matewan Subsidiary or the guarantee by Matewan or any Matewan Subsidiary of any such obligation, which cannot be terminated within less than 30 days after the Closing Date by Matewan or any Matewan Subsidiary (without payment of any penalty or cost, except with respect to Federal Home Loan Bank or Federal Reserve Bank advances), (iii) any agreement, arrangement or commitment, written or oral, relating to the employment of a consultant, independent contractor or agent, or the employment, election or retention in office of any present or former director or officer, which cannot be terminated within less than 30 days after the Closing Date by Matewan or any Matewan Subsidiary (without payment of any penalty or cost), or that provides benefits which are contingent, or the application of which is altered, upon the occurrence of a transaction involving Matewan of the nature contemplated by this Agreement or the BB&T Option Agreement, or (iv) any agreement or plan, written or oral, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the BB&T Option Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the BB&T Option Agreement. Each matter Disclosed pursuant to this Section 3.15(a) is in full force and effect as of the date hereof.

  (b) Neither Matewan nor any Matewan Subsidiary is in default under any agreement, commitment, arrangement, lease, insurance policy, or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

3.16 Legal Proceedings; Regulatory Approvals

  There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the best knowledge of Matewan, threatened against Matewan or any Matewan Subsidiary or against any asset, interest, plan or right of Matewan or any Matewan Subsidiary, or, to the best knowledge of Matewan, against any officer, director or employee of any of them in their capacity as such. There are no actions, suits or proceedings instituted, pending or, to the best knowledge of Matewan, threatened against any present or former director or officer of Matewan or any Matewan Subsidiary that would reasonably be expected to give rise to a claim against Matewan or any Matewan Subsidiary for indemnification. There are no actual or, to the best knowledge of Matewan, threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein or in the BB&T Option Agreement. To the best knowledge of Matewan, no fact or condition relating to Matewan or any Matewan Subsidiary exists (including, without limitation, noncompliance with the CRA) that would prevent Matewan or BB&T from obtaining all of the federal and state regulatory approvals contemplated herein.

3.17 Compliance with Laws; Filings

  Each of Matewan and each Matewan Subsidiary is in compliance with all statutes and regulations (including, but not limited to, the CRA, the TILA and regulations promulgated thereunder, and other consumer banking laws), and has obtained and maintained all permits, licenses and registrations applicable to the conduct of its business, and neither Matewan nor any Matewan Subsidiary has received notification that has not lapsed, been withdrawn or abandoned by any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation, (ii) threatening to revoke any permit, license, registration, or other government authorization, or (iii) restricting or in any way limiting its operations. Neither Matewan nor any Matewan Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and none of them has received any communication requesting that it enter into any of the foregoing. Since December 31, 1995, Matewan and each of the Matewan Subsidiaries has filed all reports, registrations, notices and statements, and any amendments thereto, that it was required to file with federal and state regulatory authorities, including, without limitation, the OTS, Commission, FDIC, Federal Reserve Board and applicable state regulators. Each such report, registration, notice and statement, and each amendment thereto, complied with applicable legal requirements.

3.18 Brokers and Finders

  Neither Matewan nor any Matewan Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, in the Plan of Merger or in the BB&T Option Agreement, except for an obligation to the Financial Advisor, the nature and extent of which has been Disclosed, for investment banking services, and except for fees to accountants and lawyers.

3.19 Repurchase Agreements; Derivatives

  (a) With respect to all agreements currently outstanding pursuant to which Matewan or any Matewan Subsidiary has purchased securities subject to an agreement to resell, Matewan or the Matewan Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which Matewan or any Matewan Subsidiary has sold securities subject to an agreement to repurchase, neither Matewan nor the Matewan Subsidiary has pledged collateral in excess of the amount of the debt secured thereby. Neither Matewan nor any Matewan Subsidiary has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding.

  (b) Neither Matewan nor any Matewan Subsidiary is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheets in the Financial Statements, which is a financial derivative contract (including various combinations thereof), except for options and forwards entered into in the ordinary course of its mortgage lending business consistent with past practice and current policy.

3.20 Deposit Accounts

  The deposit accounts of the Matewan Subsidiaries that are depository institutions are insured by the FDIC to the maximum extent permitted by federal law, and the Matewan Subsidiaries have paid all premiums and assessments and filed all reports required to have been paid or filed under all rules and regulations applicable to the FDIC.

3.21 Related Party Transactions

  Matewan has Disclosed all existing transactions, investments and loans, including loan guarantees existing as of the date hereof, to which Matewan or any Matewan Subsidiary is a party with any director, executive officer or 5% shareholder of Matewan or any person, corporation, or enterprise controlling, controlled by or under common control with any of the foregoing. All such transactions, investments and loans are on terms no less favorable to Matewan than could be obtained from unrelated parties.

3.22 Certain Information

  When the Proxy Statement/Prospectus is mailed, and at the time of the meeting of shareholders of Matewan to vote on the Plan of Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein provided by Matewan, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

3.23 Tax and Regulatory Matters

  Neither Matewan nor any Matewan Subsidiary has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code or (ii) impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).

3.24 State Takeover Laws

  Matewan and each Matewan Subsidiary have taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable moratorium, fair price, business combination, control share or other anti-takeover laws.

3.25 Labor Relations

  Neither Matewan nor any Matewan Subsidiary is the subject of any claim or allegation that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is Matewan or any Matewan Subsidiary party to any collective bargaining agreement. There is no strike or other labor dispute involving Matewan or any Matewan Subsidiary, pending or threatened, or to the best knowledge of Matewan, is there any activity involving any employees of Matewan or any Matewan Subsidiary seeking to certify a collective bargaining unit or engaging in any other organization activity.

3.26 Fairness Opinion

  Matewan has received from the Financial Advisor an opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of the Matewan Common Stock and the Matewan Preferred Stock.

                                  ARTICLE IV

                    Representations and Warranties of BB&T

  BB&T represents and warrants to Matewan as follows (the representations and warranties herein of BB&T are made subject to the applicable standard set forth in Section 6.2(a), and no such representation or warranty shall be deemed to be inaccurate unless the inaccuracy would permit Matewan to refuse to consummate the Merger under such applicable standard):

4.1 Capital Structure of BB&T

  The authorized capital stock of BB&T consists of (i) 5,000,000 shares of preferred stock, par value $5.00 per share, of which 2,000,000 shares have been designated as Series B Junior Participating Preferred Stock and the remainder are undesignated, and none of which shares are issued and outstanding, and (ii) 500,000,000 shares of BB&T Common Stock of which 290,210,766 shares were issued and outstanding on December 31, 1998. All outstanding shares of BB&T Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The shares of BB&T Common Stock reserved as provided in Section 5.3 are free of any Rights and have not been reserved for any other purpose, and such shares are available for issuance as provided pursuant to the Plan of Merger. Holders of BB&T Common Stock do not have preemptive rights.

4.2 Organization, Standing and Authority of BB&T

  BB&T is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, and is duly qualified to do business in the states of the United States where its ownership or leasing of property or the conduct of its business requires such qualification. BB&T is registered as a bank holding company under the Bank Holding Company Act.

4.3 Authorized and Effective Agreement

  (a) BB&T has all requisite corporate power and authority to enter into and (subject to receipt of all necessary government approvals) perform all of its obligations under this Agreement. The execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BB&T. This Agreement and the Plan of Merger attached hereto constitute legal, valid and binding obligations of BB&T, and each is enforceable against BB&T in accordance with its terms, in each case subject to (i) bankruptcy, insolvency, moratorium, reorganization, conservatorship, receivership or other similar laws in effect from time to time relating to or affecting the enforcement of the rights of creditors; and (ii) general principles of equity.

  (b) Neither the execution and delivery of this Agreement or the Articles of Merger, nor consummation of the transactions contemplated hereby, nor compliance by BB&T with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or bylaws of BB&T or any BB&T Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of BB&T or any BB&T Subsidiary pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to BB&T or any BB&T Subsidiary.

  (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by BB&T of the Merger and the other transactions contemplated in this Agreement.

4.4 Organization, Standing and Authority of BB&T Subsidiaries

  Each of the BB&T Subsidiaries is duly organized, validly existing and in good standing under applicable laws. BB&T owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the BB&T Subsidiaries. Each of the BB&T Subsidiaries (i) has full power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.5 Securities Documents; Statements True

  BB&T has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 1995. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No statement, certificate, instrument or other writing furnished or to be furnished hereunder by BB&T or any other BB&T Subsidiary to Matewan contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6 Financial Statements

  The Financial Statements of BB&T fairly present or will fairly present, as the case may be, the consolidated financial position of BB&T and the BB&T Subsidiaries as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and changes in cash flows for the periods then ended (subject, in the case of unaudited interim statements, to the absence of any notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with GAAP consistently applied.

4.7 Certain Information

  When the Proxy Statement/Prospectus is mailed, and at all times subsequent to such mailing up to and including the time of the meeting of shareholders of Matewan to vote on the Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein relating to BB&T, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

4.8 Tax and Regulatory Matters

  Neither BB&T nor any BB&T Subsidiary has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code, or (ii) materially impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).

4.9 Share Ownership

  As of the date of this Agreement, BB&T does not own (except in a fiduciary capacity) any shares of Matewan Common Stock or Matewan Preferred Stock.

4.10 Legal Proceedings; Regulatory Approvals

  There are no actual or, to the best knowledge of BB&T, threatened actions, suits or proceedings instituted, which present a claim to restrain or prohibit the transactions contemplated herein. To the best knowledge of BB&T, no fact or condition relating to BB&T or any BB&T Subsidiary exists (including, without limitation, noncompliance with the CRA) that would prevent BB&T or Matewan from obtaining all of the federal and state regulatory approvals contemplated herein.

4.11 Adverse Change

  Since December 31, 1997 and except as specifically identified (by footnote or otherwise) in the most recent BB&T Financial Statements, there has not been any adverse change or any event involving a prospective adverse change in the business, financial condition, results of operations or business prospects of BB&T or any of the BB&T Subsidiaries.

                                   ARTICLE V

                                   Covenants

5.1 Matewan Shareholder Meeting

  Matewan shall submit this Agreement and the Plan of Merger to its shareholders for approval at a meeting to be held as soon as practicable, and by approving execution of this Agreement, the Board of Directors of Matewan agrees that it shall, at the time the Proxy Statement/Prospectus is mailed to the shareholders of Matewan, recommend that Matewan's shareholders vote for such approval; provided, that the Board of Directors of Matewan may withdraw or refuse to make such recommendation only if the Board of Directors shall determine in good faith that such recommendation would violate its fiduciary duty to Matewan's shareholders after consideration of (i) written advice of legal counsel that, in the opinion of such counsel, such recommendation or the failure to withdraw or modify such recommendation would likely constitute a breach of the fiduciary duty of the Board of Directors to the shareholders of Matewan, and (ii) a written determination from the Financial Advisor that the Merger Consideration is not fair or is inadequate to the Matewan shareholders from a financial point of view, or a written withdrawal of the opinion described in Section 3.26, in either case accompanied by a detailed analysis of the reasons for such determination, or a written withdrawal of the opinion described in Section 3.26.

5.2 Registration Statement; Proxy Statement/Prospectus

  As promptly as practicable after the date hereof, BB&T shall prepare and file the Registration Statement with the Commission. Matewan will furnish to BB&T the information required to be included in the Registration Statement with respect to its business and affairs before it is filed with the Commission and again before any amendments are filed, and shall have the right to review and consult with BB&T on the form of, and any characterizations of such information included in, the Registration Statement prior to the filing with the Commission. Such Registration Statement, at the time it becomes effective and on the Effective Time, shall in all material respects conform to the requirements of the Securities Act and the applicable rules and regulations of the Commission. The Registration Statement shall include the form of Proxy Statement/Prospectus. BB&T and Matewan shall use their reasonable best efforts to cause the Proxy Statement/Prospectus to be approved by the Commission for mailing to the Matewan shareholders, and such Proxy Statement/Prospectus shall, on the date of mailing, conform in all material respects to the requirements of the Securities Laws and the applicable rules and regulations of the Commission thereunder. Matewan shall cause the Proxy Statement/Prospectus to be mailed to shareholders in accordance with all applicable notice requirements under the Securities Laws and the DGCL.

5.3 Plan of Merger; Reservation of Shares

  At the Effective Time, the Merger shall be effected in accordance with the Plan of Merger. In connection therewith, BB&T undertakes and agrees to pay or cause to be paid when due the Merger Consideration. BB&T has reserved for issuance such number of shares of BB&T Common Stock as shall be necessary to pay the Merger Consideration and agrees not to take any action that would cause the aggregate number of authorized shares of BB&T Common Stock available for issuance hereunder not to be sufficient to effect the Merger. If at any time the aggregate number of shares of BB&T Common Stock reserved for issuance hereunder is not sufficient to effect the Merger, BB&T shall take all appropriate action as may be required to increase the number of shares of BB&T Common Stock reserved for such purpose.

5.4 Additional Acts

  (a) Matewan agrees to take such actions requested by BB&T as may be reasonably necessary to modify the structure of, or to substitute parties to (so long as such substitute is BB&T or a BB&T Subsidiary) the transactions contemplated hereby, provided that such modifications do not change the Merger Consideration or abrogate the covenants and other agreements contained in this Agreement, including, without limitation, the covenant not to take any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

  (b) As promptly as practicable after the date hereof, BB&T and Matewan shall submit notice or applications for prior approval of the transactions contemplated herein to the Federal Reserve Board and any other federal, state or local government agency, department or body to which notice is required or from which approval is required for consummation of the Merger and the other transactions contemplated hereby. Matewan and BB&T each represents and warrants to the other that all information included (or submitted for inclusion) concerning it, its respective Subsidiaries, and any of its respective directors, officers and shareholders, shall be true, correct and complete in all material respects as of the date presented.

5.5 Best Efforts

  Each of BB&T and Matewan shall use, and shall cause each of their respective Subsidiaries to use, its best efforts in good faith to (i) furnish such information as may be required in connection with and otherwise cooperate in the preparation and filing of the documents referred to in Sections 5.2 and
5.4 or elsewhere herein, and (ii) take or cause to be taken all action necessary or desirable on its part to fulfill the conditions in Article VI, including, without limitation, executing and delivering, or causing to be executed and delivered, such representations, certificates and other instruments or documents as may be reasonably requested by BB&T's legal counsel for such counsel to issue the opinion contemplated by Section 6.1(e), and to consummate the transactions herein contemplated at the earliest possible date. Neither BB&T nor Matewan shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

5.6 Certain Accounting Matters

  Matewan shall cooperate with BB&T concerning accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account BB&T's policies, practices and procedures), including, without limitation, issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices; provided, that any action taken pursuant to this Section 5.6 shall not be deemed to constitute or result in the breach of any representation or warranty of Matewan contained in this Agreement; and provided further, that Matewan shall not be required to implement any changes in accounting or financial matters unless and until BB&T agrees in writing that all conditions to BB&T's obligation to consummate the Merger set forth in Sections 6.1 and
6.3 (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing or otherwise to be dated at the Effective Time, the delivery of which shall continue to be conditions to BB&T's obligation to consummate the Merger) have been satisfied or waived.

5.7 Access to Information

  Matewan and BB&T will each keep the other advised of all material developments relevant to its business and the businesses of its Subsidiaries, and to consummation of the Merger, and each shall provide to the other, upon request, reasonable details of any such development. Upon reasonable notice, Matewan shall afford to representatives of BB&T access, during normal business hours during the period prior to the Effective Time, to all of the properties, books, contracts, commitments and records of Matewan and the Matewan Subsidiaries and, during such period, shall make available all information concerning their businesses as may be reasonably requested. BB&T shall make available to representatives of Matewan information consistent with information provided by BB&T in the past to other corporations similarly situated. No investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations hereunder of, either party hereto. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertakings with respect to confidentiality to survive any termination of this Agreement pursuant to Section 7.1. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information (including all copies thereof, but not including such party's own work product) previously furnished in connection with the transactions contemplated by this Agreement.

5.8 Press Releases

  BB&T and Matewan shall agree with each other as to the form and substance of any press release related to this Agreement and the Plan of Merger or the transactions contemplated hereby and thereby, and consult with each other as to the form and substance of other public disclosures related thereto; provided, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which in the opinion of its counsel is required by law.

5.9 Forbearances of Matewan

  Except with the prior written consent of BB&T, between the date hereof and the Effective Time, Matewan shall not, and shall cause each of the Matewan Subsidiaries not to:

    (a) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, or establish or acquire any new Subsidiary or engage in any new type of activity or expand any existing activities;

    (b) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock, other than regularly scheduled quarterly dividends of $.12 per share of Matewan Common Stock and $.47 per share of Matewan Preferred Stock payable on record dates and in amounts consistent with past practices; provided that any dividend declared or payable on the shares of Matewan Common Stock or Matewan Preferred Stock for the quarterly period during which the Effective Time occurs shall, unless otherwise agreed upon in writing by BB&T and Matewan, be declared with a record date prior to the Effective Time only if the normal record date for payment of the corresponding quarterly dividend to holders of BB&T Common Stock is before the Effective Time;

    (c) issue any shares of its capital stock (including treasury shares), except upon conversion of Matewan Preferred Stock or pursuant to the BB&T Option Agreement;

    (d) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization;

    (e) amend its Articles of Incorporation or Bylaws;

    (f) impose or permit imposition, of any lien, charge or encumbrance on any share of stock held by it in any Matewan Subsidiary, or permit any such lien, charge or encumbrance to exist (with the exception of the lien held on the shares of common stock of Matewan National Bank held by One Valley Bank, National Association); or waive or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

    (g) merge with any other entity or permit any other entity to merge into it, or consolidate with any other entity; acquire control over any other entity; or liquidate, sell or otherwise dispose of any assets or acquire any assets, other than in the ordinary course of its business consistent with past practices;

    (h) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business;

    (i) increase the rate of compensation of any of its directors, officers or employees, or pay or agree to pay any bonus to, or provide any new employee benefit or incentive to, any of its directors, officers or employees, except for increases or payments made in the ordinary course of business consistent with past practice pursuant to plans or arrangements in effect on the date hereof;

    (j) enter into or substantially modify (except as may be required by applicable law or regulation) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; provided, however, that this subparagraph shall not prevent renewal of any of the foregoing consistent with past practice;

    (k) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, Matewan or any Matewan Subsidiary or any business combination with Matewan or any Matewan Subsidiary other than as contemplated by this Agreement; or authorize any officer, director, agent or affiliate of Matewan or any Matewan Subsidiary to do any of the above; or fail to notify BB&T immediately if any such inquiries or proposals are received, any such information is requested or required, or any such negotiations or discussions are sought to be initiated; provided, that this subsection (k) shall not apply to furnishing information, negotiations or discussions following an unsolicited offer if, as a result of such offer, Matewan is advised in writing by legal counsel that in its opinion the failure to so furnish information or negotiate would likely constitute a breach of the fiduciary duty of Matewan's Board of Directors to the Matewan shareholders;

    (l) enter into (i) any material agreement, arrangement or commitment not made in the ordinary course of business, (ii) any agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by Matewan or a Matewan Subsidiary or guarantee by Matewan or a Matewan Subsidiary of any obligation, (iii) any agreement, arrangement or commitment relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (this clause shall not apply to the election of directors by shareholders or the reappointment of officers in the normal course), or (iv) any contract, agreement or understanding with a labor union;

    (m) change its lending, investment or asset liability management policies in any material respect, except as may be required by applicable law, regulation, or directives, and except that after approval of the Agreement and the Plan of Merger by its shareholders and after receipt of the requisite regulatory approvals for the transactions contemplated by this Agreement and the Plan of Merger, Matewan shall cooperate in good faith with BB&T to adopt policies, practices and procedures consistent with those utilized by BB&T, effective on or before the Closing Date;

    (n) change its methods of accounting in effect at December 31, 1997, except as required by changes in GAAP concurred in by BB&T, which concurrence shall not be unreasonably withheld, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1997, except as required by changes in law or regulation;

    (o) incur any commitments for capital expenditures or obligation to make capital expenditures in excess of $50,000 for any one expenditure, or $250,000 in the aggregate (it being understood that Matewan has existing commitments of approximately $900,000 for the purchase of a banking facility in Tazewell, Virginia, approximately $750,000 for the construction of a banking facility in Richlands, Virginia, and approximately $900,000 for year-2000 compliance and for computer systems);

    (p) incur any indebtedness other than deposits from customers, advances from the Federal Home Loan Bank or Federal Reserve Bank and reverse repurchase arrangements in the ordinary course of business;

    (q) take any action which would or could reasonably be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code as determined by BB&T, (ii) result in any inaccuracy of a representation or warranty herein which would allow for a termination of this Agreement, or (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied;

    (r) dispose of any material assets other than in the ordinary course of business; or

    (s) agree to do any of the foregoing.

5.10 Employment Agreements

  BB&T (or its specified BB&T Subsidiary) agrees to enter into an employment agreement with Dan R. Moore substantially in the form of Annex B hereto, with Timothy Edwards and Anna Ward substantially in the form of Annex C hereto, and with Lee E. Ellis substantially in the form of Annex D hereto.

5.11 Affiliates

  Matewan shall use its best efforts to cause all persons who are Affiliates of Matewan to deliver to BB&T promptly following this Agreement a written agreement providing that such person will not dispose of BB&T Common Stock received in the Merger except in compliance with the Securities Act and the rules and regulations promulgated thereunder, and in any event shall use its best efforts to cause such affiliates to deliver to BB&T such written agreement prior to the Closing Date.

5.12 401(k) Plan; Pension Plan; Other Employee Benefits; Stock Purchase Plan

  (a) BB&T shall cause the 401(k) plan of Matewan to be merged with the 401(k) plan maintained by BB&T and the BB&T Subsidiaries, and the account balances of former employees of Matewan or the Matewan Subsidiaries who are participants in the Matewan plan shall be transferred to the accounts of such employees under the BB&T 401(k) plan. Following such merger and transfer, such accounts shall be governed and controlled by the terms of the BB&T 401(k) plan as in effect from time to time (and subject to BB&T's right to terminate such plan). For purposes of administering the 401(k) plan, service with Matewan and the Matewan Subsidiaries shall be deemed to be service with BB&T or the BB&T Subsidiaries for participation and vesting purposes, but not for purposes of benefit accrual.

  (b) As soon as practicable following the Effective Time, BB&T shall take any and all action necessary either (i) to terminate the defined benefit pension plan of Matewan (the "Pension Plan") pursuant to a standard termination in accordance with Section 4041 of ERISA and to provide for full vesting of the accrued benefits of all participants in the Pension Plan and the distribution of the assets thereof to the participants or (ii) to merge the Pension Plan with and into BB&T's defined benefit pension plan. The actions relating to termination or merger of the Pension Plan shall be conditioned upon receiving a favorable determination letter from the IRS with regard to the termination or merger of the Pension Plan. BB&T will use its reasonable best efforts to seek the issuance of such letter as soon as practicable following the Effective Time. Each employee of Matewan or a Matewan Subsidiary at the Effective Time who becomes an employee immediately following the Effective Time of BB&T or a BB&T Subsidiary ("Employer Entity") shall be given credit under BB&T's defined benefit pension plan for service with Matewan and the Matewan Subsidiaries for participation and vesting purposes, but not for purposes of benefit accrual.

  (c) Each employee of Matewan or a Matewan Subsidiary at the Effective Time who becomes an employee immediately following the Effective Time of an Employer Entity shall be eligible to participate in the group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the Employer Entity, subject to the terms of such plans and programs; provided, that service with Matewan or a Matewan Subsidiary shall be deemed to be service with the Employer Entity for the purpose of determining eligibility to participate and vesting (if applicable) in such welfare plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service. Medical expenses paid by any Matewan employee prior to the Effective Time shall be counted toward deductibles or co-payments to the same extent that such expenses would have been counted had such employee been participating in the Employer Entity's welfare plans and programs.

  (d) Each employee of Matewan or a Matewan Subsidiary who becomes an employee of an Employer Entity and is terminated by such or another Employer Entity subsequent to the Effective Time, excluding any employee who has an existing employment or special termination agreement which is Disclosed, shall be entitled to severance pay in accordance with the general severance policy maintained by BB&T, if and to the extent that such employee is entitled to severance pay under such policy. Such employee's service with Matewan or a Matewan Subsidiary shall be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy.

  (e) BB&T agrees to honor all employment agreements, severance agreements and deferred compensation agreements that Matewan and the Matewan Subsidiaries have with their current and former employees and directors and which have been Disclosed to BB&T pursuant to this Agreement, except to the extent any such agreements shall be superseded or terminated at the Closing or following the Closing Date. Except for the agreements described in the preceding sentence, the employee benefit plans of Matewan shall be terminated as of the Effective Time.

5.13 Directors and Officers Protection

  BB&T or a BB&T Subsidiary shall provide and keep in force for a period of three years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of Matewan for acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in Matewan's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 150% of the annual premium payments on Matewan's policy in effect as of the date hereof (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BB&T shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. Notwithstanding the foregoing, BB&T further agrees to indemnify all individuals who are or have been officers, directors or employees of Matewan or any Matewan Subsidiary prior to the Effective Time from any acts or omissions in such capacities prior to the Effective Time, to the extent that such indemnification is provided pursuant to the Articles of Incorporation and By-laws of Matewan on the date hereof and is permitted under the NCBCA.

5.14 Forbearances of BB&T

  Except with the prior written consent of Matewan, which consent shall not be arbitrarily or unreasonably withheld, between the date hereof and the Effective Time, neither BB&T nor any BB&T Subsidiary shall take any action which would or might be expected to (i) cause the business combination contemplated hereby not to constitute a reorganization under Section 368 of the Code; (ii) result in any inaccuracy of a representation or warranty herein which would allow for termination of this Agreement; (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied; (iv) exercise the BB&T Option Agreement other than in accordance with its terms, or dispose of the shares of Matewan Common Stock issuable upon exercise of the option rights conferred thereby other than as permitted by the terms thereof; or (v) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

5.15 Reports

  Each of Matewan and BB&T shall file (and shall cause the Matewan Subsidiaries and the BB&T Subsidiaries, respectively, to file), between the date of this Agreement and the Effective Time, all reports required to be filed by it with the Commission and any other regulatory authorities having jurisdiction over such party, and shall deliver to BB&T or Matewan, as the case may be, copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the Commission, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to the absence of notes and to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the Commission will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to a regulatory authority other than the Commission shall be prepared in accordance with requirements applicable to such reports.

5.16 Exchange Listing

  BB&T shall use its reasonable best efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of BB&T Common Stock to be issued to the holders of Matewan Common Stock and Matewan Preferred Stock pursuant to the Merger, and BB&T shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

5.17 Advisory Board for the Matewan Market Area.

  As of the Effective Time, BB&T shall offer to each of the members of the Board of Directors of Matewan a seat on the Advisory Board for the Southern West Virginia region. For two years following the Effective Time, the Advisory Board members appointed pursuant to this Section 5.17 and who continue to serve shall receive, as compensation for service on the Advisory Board, Advisory Board member's fees (annual retainer and attendance fees) equal in amount each year (prorated for any partial year) to the annual retainer and schedule of attendance fees for directors of Matewan in effect on January 1, 1999. Following such two-year period, Advisory Board Members, if they continue to serve in such capacity, shall receive fees in accordance with BB&T's standard schedule of fees for service thereon as in effect from time to time. For two years after the Effective Time, no such Advisory Board member shall be prohibited from serving thereon because he or she shall have attained the maximum age for service thereon (currently age 70). Matewan shall use its best efforts to cause each member of its Board of Directors to enter into an agreement with BB&T on or before the Closing Date providing that such member will not engage in activities competitive with BB&T for two years following the Effective Time.

5.18 Board of Directors of BB&T

  As of the Effective Time, Branch Banking and Trust Company, a North Carolina banking corporation, shall elect Dan R. Moore to its Board of Directors, to serve until its next annual meeting (subject to the right of removal for cause) and thereafter so long as he is elected and qualifies.

                                  ARTICLE VI

                             Conditions Precedent

6.1 Conditions Precedent--BB&T and Matewan

  The respective obligations of BB&T and Matewan to effect the transactions contemplated by this Agreement shall be subject to satisfaction or waiver of the following conditions at or prior to the Effective Time:

    (a) All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Plan of Merger, and consummation of the transactions contemplated hereby and thereby, shall have been duly and validly taken, including, without limitation, the approval of the shareholders of Matewan of the Agreement and the Plan of Merger;

    (b) The Registration Statement (including any post-effective amendments thereto) shall be effective under the Securities Act, no proceedings shall be pending or to the knowledge of BB&T threatened by the Commission to suspend the effectiveness of such Registration Statement and the BB&T Common Stock to be issued as contemplated in the Plan of Merger shall have either been registered or be subject to exemption from registration under applicable state securities laws;

    (c) The parties shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement and the Plan of Merger, all notice periods and waiting periods with respect to such approvals shall have passed and all such approvals shall be in effect;

    (d) None of BB&T, any of the BB&T Subsidiaries, Matewan or any of the Matewan Subsidiaries shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Agreement; and

    (e) Matewan and BB&T shall have received an opinion of BB&T's legal counsel, in form and substance satisfactory to Matewan and BB&T, substantially to the effect that the Merger will constitute one or more reorganizations under Section 368 of the Code and that the shareholders of Matewan will not recognize any gain or loss to the extent that such shareholders exchange shares of Matewan Common Stock or Matewan Preferred Stock for shares of BB&T Common Stock.

6.2 Conditions Precedent--Matewan

  The obligations of Matewan to effect the transactions contemplated by this Agreement shall be subject to the satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by Matewan pursuant to Section 7.4:

    (a) All representations and warranties of BB&T shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by Matewan. The representations and warranties of BB&T set forth in Sections 4.1, 4.2 (except as relates to qualification), 4.3(a), 4.3(b)(i) and 4.4 (except as relates to qualification) shall be true and correct (except for inaccuracies which are de minimis in amount). There shall not exist inaccuracies in the representations and warranties of BB&T set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.3(b)(i) and 4.4) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on BB&T.

    (b) BB&T shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement.

    (c) BB&T shall have delivered to Matewan a certificate, dated the Closing Date and signed by its Chairman or President or an Executive Vice President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(b), 6.1(c), 6.1(d), 6.2(a) and 6.2(b) hereof, to the extent applicable to BB&T, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a Material Adverse Effect on BB&T or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger.

    (d) Matewan shall have received opinions of counsel to BB&T in the form reasonably acceptable to Matewan's legal counsel.

    (e) All approvals of the transactions contemplated herein from the Federal Reserve Board and any other state or federal government agency, department or body, the approval of which is required for the consummation of the Merger, shall have been received and all waiting periods with respect to such approvals shall have expired.

    (f) The shares of BB&T Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

6.3 Conditions Precedent--BB&T

  The obligations of BB&T to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by BB&T pursuant to Section 7.4:

    (a) All representations and warranties of Matewan shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by BB&T. The representations and warranties of Matewan set forth in Sections 3.1, 3.2 (except the last sentence thereof), 3.3, 3.4 (except the last sentence thereof), 3.5(a), 3.5(b)(i), 3.23 and 3.24 shall be true and correct (except for inaccuracies which are de minimis in amount). There shall not exist inaccuracies in the representations and warranties of Matewan set forth in this Agreement (including the representations and warranties set forth in the Sections designated in the preceding sentence) such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a Material Adverse Effect on Matewan and the Matewan Subsidiaries taken as a whole. Notwithstanding the foregoing provisions of this Section 6.3(a), BB&T acknowledges and agrees that any claim against Matewan or loss to Matewan based on facts known to BB&T at 11:59 p.m. on April 26, 1999, shall not be considered in determining whether there has occurred a Material Adverse Effect with respect to Matewan for purposes of this Section 6.3(a).

    (b) No regulatory approval shall have imposed any condition or requirement which, in the reasonable opinion of the Board of Directors of BB&T, would so materially adversely affect the business or economic benefits to BB&T of the transactions contemplated by this Agreement as to render consummation of such transactions inadvisable or unduly burdensome.

    (c) Matewan shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement.

    (d) Matewan shall have delivered to BB&T a certificate, dated the Closing Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(c), 6.3(a) and 6.3(c) hereof, to the extent applicable to Matewan, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a Material Adverse Effect on Matewan or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger.

    (e) BB&T shall have received opinions of counsel to Matewan in the form reasonably acceptable to BB&T's legal counsel.

    (f) BB&T shall have received the written agreements from Affiliates as specified in Section 5.11 hereof to the extent necessary, in the reasonable judgment of BB&T, to promote compliance with Rule 145 promulgated by the Commission.

                                  ARTICLE VII

                  Termination, Default, Waiver And Amendment

7.1 Termination

  This Agreement may be terminated:

    (a) At any time prior to the Effective Time, by the mutual consent in writing of the parties hereto.

    (b) At any time prior to the Effective Time, by either party (i) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement, or (ii) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement, which inaccuracy would provide the nonbreaching party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 6.2(a) hereof in the case of Matewan and Section 6.3(a) hereof in the case of BB&T;

  and, in the case of (i) or (ii), if such breach or inaccuracy has not been cured by the earlier of thirty days following written notice of such breach to the party committing such breach or the Effective Time. Notwithstanding the foregoing provisions of this Section 7.1(b), BB&T acknowledges and agrees that it shall not have grounds to terminate this Agreement pursuant to (i) or (ii) of this Section 7.1(b) because of facts known to BB&T at 11:59 p.m. on April 26, 1999.

    (c) At any time prior to the Effective Time, by either party hereto in writing, if any of the conditions precedent to the obligations of the other party to consummate the transactions contemplated hereby cannot be satisfied or fulfilled prior to the Closing Date, and the party giving the notice is not in breach of any of its representations, warranties, covenants or undertakings herein.

    (d) At any time, by either party hereto in writing, if any of the applications for prior approval referred to in Section 5.4 hereof are denied, and the time period for appeals and requests for reconsideration has run.

    (e) At any time, by either party hereto in writing, if the shareholders of Matewan do not approve the Agreement and the Plan of Merger.

    (f) At any time following October 15, 1999 by either party hereto in writing, if the Effective Time has not occurred by the close of business on such date, and the party giving the notice is not in breach of any of its representations, warranties, covenants or undertakings herein.

    (g) At any time prior to 11:59 p.m. on April 26, 1999 by BB&T in writing, if BB&T determines in its sole good faith judgment, through review of information Disclosed by Matewan, or otherwise, that the financial condition, results of operations, business or business prospects of Matewan and of the Matewan Subsidiaries, taken as a whole, are materially adversely different from BB&T's reasonable expectations with respect thereto on the date of execution of this Agreement; provided that BB&T shall inform Matewan upon such termination as to the reasons for BB&T's determination. The fact that Matewan has Disclosed information shall not prevent BB&T from terminating this Agreement pursuant to this Section 7.1(g) on account of such information.

    (h) By Matewan at any time during the five-day period commencing after the Determination Date if both of the following conditions are satisfied:

      (1) the Closing Value shall be less than $30.87; and

      (2) (i) the quotient obtained by dividing the Closing Value by $36.3125 (such number being referred to herein as the "BB&T Ratio") shall be less than (ii) 90% of the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date;

  subject, however, to the following three sentences. If Matewan determines not to consummate the Merger pursuant to this Section 7.1(h), it shall give prompt written notice of its election to terminate to BB&T, which notice may be withdrawn at any time prior to the lapse of the ten-day period commencing on the Determination Date. During the five-day period commencing with its receipt of such notice, BB&T shall have the option, with respect to a failure to satisfy the condition in clause (1), to elect to increase the Common Exchange Ratio to a number such that the value (based on the Closing Value) of the amount of BB&T Common Stock to be received in the Merger for each share of Matewan Common Stock shall equal the value (based on the Closing Value) that would have been received if the Closing Value were $30.87. The election contemplated by the preceding sentence shall be made by giving notice to Matewan of such election and the revised Common Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 7.1(h), and this Agreement shall remain in effect in accordance with its terms (except as the Common Exchange Ratio shall have been so modified), and any references in this Agreement to "Common Exchange Ratio" shall thereafter be deemed to refer to the Common Exchange Ratio as adjusted pursuant to this Section 7.1(h) and any references in this Agreement to "Preferred Exchange Ratio" shall thereafter be deemed to refer to the product of the Common Exchange Ratio as adjusted pursuant to this Section 7.1(h) multiplied by 1.25. If the Closing Date shall occur during the five-day period such option is in effect, the Closing Date shall be extended until the fifth Business Day following the close of such five-day period.

  For purposes of this Section 7.1(h), the following terms shall have the meanings indicated:

  "Closing Value" shall have the meaning provided in Section 2.7(d).

  "Determination Date" shall mean the tenth calendar day preceding the date designated by BB&T as the Closing Date.

  "Index Group" shall mean the 12 bank holding companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which have been determined based upon the number of shares of outstanding common stock) shall be redistributed proportionately for purposes of determining the Index Price. The 12 bank holding companies and the weights attributed to them are as follows:

      Bank Holding Companies                                         % Weighting
      ----------------------                                         -----------
      Wachovia Corporation..........................................     9.64
      Fifth Third Bancorp...........................................    12.69
      Comerica Incorporation........................................     7.40
      Summit Bancorp................................................     8.23
      Mercantile Bancorporation, Inc................................     7.48
      First Security Corporation....................................     8.95
      Huntington Bancshares Inc.....................................    10.06
      SouthTrust Corporation........................................     7.86
      Regions Financial Corporation.................................    10.52
      Marshall & Ilsley Corp........................................     5.05
      AmSouth Bancorporation........................................     5.67
      Union Planters Corp...........................................     6.45
                                                                       ------
      Total.........................................................   100.00%
                                                                       ======

  "Index Price" on a given date shall mean the weighted average (weighted in accordance with the "% Weighting" listed above) of the closing sales prices of the companies composing the Index Group (determined as provided with respect to the Closing Value).

  "Starting Date" shall mean the date of this Agreement.

  If any company belonging to the Index Group or BB&T declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or BB&T shall be appropriately adjusted for the purposes of applying this Section 7.1(h).

7.2 Effect of Termination

  In the event this Agreement and the Plan of Merger is terminated pursuant to
Section 7.1 hereof, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality and expenses set forth in Sections 5.7 and 8.1 hereof, respectively, shall survive any such termination and (ii) a termination pursuant to Section 7.1(b) hereof shall not relieve the breaching party from liability for a breach of the covenant, agreement, representation or warranty giving rise to such termination. The BB&T Option Agreement shall be governed by its own terms.

7.3 Survival of Representations, Warranties and Covenants

  All representations, warranties and covenants in this Agreement or the Plan of Merger or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time, other than covenants that by their terms are to be performed after the Effective Time (including Sections 5.13, 5.17 and 5.18), provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive BB&T or Matewan (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either BB&T or Matewan, the aforesaid representations, warranties and covenants being material inducements to consummation by BB&T and Matewan of the transactions contemplated herein.

7.4 Waiver

  Except with respect to any required regulatory approval, each party hereto, by written instrument signed by an executive officer of such party, may at any time (whether before or after approval of the Agreement and the Plan of Merger by the Matewan shareholders) extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive (i) any inaccuracies of the other party in the representations or warranties contained in this Agreement, the Plan of Merger or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or in the Plan of Merger, or
(iii) the performance by the other party of any of its obligations set out herein or therein; provided that no such extension or waiver, or amendment or supplement pursuant to this Section 7.4, executed after approval by the Matewan shareholders of this Agreement and the Plan of Merger, shall reduce either the Common Exchange Ratio or the Preferred Exchange Ratio or the payment terms for fractional interests.

7.5 Amendment or Supplement

  This Agreement or the Plan of Merger may be amended or supplemented at any time in writing by mutual agreement of BB&T and Matewan, subject to the proviso to Section 7.4.

                                 ARTICLE VIII

                                 Miscellaneous

8.1 Expenses

  Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including, without limitation, fees and expenses of its own financial consultants, accountants and counsel; provided, however, that the filing fees and printing costs incurred in connection with the Registration Statement and the Proxy Statement/Prospectus shall be borne 50% by BB&T and 50% by Matewan.

8.2 Entire Agreement

  This Agreement, including the documents and other writings referenced herein or delivered pursuant hereto, contains the entire agreement between the parties with respect to the transactions contemplated hereunder and thereunder and supersedes all arrangements or understandings with respect thereto, written or oral, entered into on or before the date hereof. The terms and conditions of this Agreement and the BB&T Option Agreement shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors. Nothing in this Agreement or the BB&T Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and thereto, and their respective successors, any rights, remedies, obligations or liabilities, except for the rights of directors and officers of Matewan to enforce rights in Sections 5.13, 5.17 and 5.18.

8.3 No Assignment

  Except for a substitution of parties pursuant to Section 5.4(a), none of the parties hereto may assign any of its rights or obligations under this Agreement to any other person, except upon the prior written consent of each other party.

8.4 Notices

  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight express courier or by facsimile transmission, addressed or directed as follows:

  If to Matewan:

  Dan R. Moore
  2nd Avenue and Vinton Street
  Post Office Box 100
  Williamston, West Virginia 25661
  Telephone: 304-235-1544
  Fax: 304-235-1556

  With a required copy to:

  Charles D. Dunbar
  Jackson & Kelly
  1600 Laidley Tower
  Charleston, West Virginia 25301
  Telephone: 304-340-1196
  Fax: 304-340-1080

  If to BB&T:

  Scott E. Reed
  150 South Stratford Road
  4th Floor
  Winston-Salem, North Carolina 27104
  Telephone: 336-733-3088
  Fax: 336-733-2296

  With a required copy to:

  William A. Davis, II
  Womble Carlyle Sandridge & Rice, PLLC
  200 West Second Street
  Winston-Salem, North Carolina 27102
  Telephone: 336-721-3624
  Fax: 336-733-8364

  Any party may by notice change the address to which notice or other communications to it are to be delivered.

8.5 Specific Performance

  Matewan acknowledges that the Matewan Common Stock and the Matewan Preferred Stock and the Matewan business and assets are unique, and that if Matewan fails to consummate the transactions contemplated by this Agreement such failure will cause irreparable harm to BB&T for which there will be no adequate remedy at law, BB&T shall be entitled, in addition to its other remedies at law, to specific performance of this Agreement if Matewan shall, without cause, refuse to consummate the transactions contemplated by this Agreement.

8.6 Captions

  The captions contained in this Agreement are for reference only and are not part of this Agreement.

8.7 Counterparts

  This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.8 Governing Law

  This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina, without regard to the principles of conflicts of laws, except to the extent federal law may be applicable.

8.9 Initial Merger Agreement

  This Agreement, executed May 6, 1999, sets forth the terms of the Initial Merger Agreement as amended prior to the date of execution hereof, effective as of February 24, 1999, the date of execution of the Initial Merger Agreement. Following execution hereof, the Initial Merger Agreement and the amendments thereto shall have no further force or effect. All references in this Agreement to "the date hereof" shall mean February 24, 1999, and all agreements, covenants, representations and warranties set forth in this Agreement shall be deemed to have been made on February 24, 1999.

8.10 BB&T Option Agreement

  The parties acknowledge that this Agreement represents ongoing consideration for the BB&T Option Agreement, and that the BB&T Option Agreement shall continue in effect in accordance with its terms.

                 [remainder of page intentionally left blank]

  IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                          BB&T Corporation

                                                  /s/ John A. Allison IV
                                          By: _________________________________
                                             Name: John A. Allison IV
                                             Title: Chairman and Chief
                                             Executive Officer

                                          Matewan Bancshares, Inc.

                                                     /s/ Dan R. Moore
                                          By: _________________________________
                                             Name: Dan R. Moore
                                             Title: Chairman, President and
                                             Chief Executive Officer

                                                                        ANNEX A

                             ARTICLES OF MERGER OF
                           MATEWAN BANCSHARES, INC.
                                 WITH AND INTO
                               BB&T CORPORATION

  Pursuant to the provisions of Section 55-11-05 of the General Statutes of North Carolina, BB&T Corporation, a North Carolina corporation ("BB&T"), the surviving corporation, submits these Articles of Merger for the purpose of merging Matewan BancShares, Inc., a Delaware corporation ("Matewan") into BB&T (the "Merger").

                                   ARTICLE I

  The Plan of Merger attached hereto as Exhibit A and incorporated herein by reference (the "Plan of Merger") was duly approved in the manner prescribed by
law by the shareholders of Matewan on the   day of    , 1999, pursuant to the
terms of the Agreement and Plan of Reorganization, dated as of February 24, 1999, with BB&T and Matewan as parties thereto.

                                  ARTICLE II

  Approval of the Plan of Merger by the shareholders of BB&T was not required.

                                  ARTICLE III

  The merger shall become effective at  : .m. on        , 1999.

  This the   day of      , 1999.

                                          BB&T CORPORATION

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

                                          MATEWAN BANCSHARES, INC.

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

                                                                      EXHIBIT A

                               PLAN OF MERGER OF
                           MATEWAN BANCSHARES, INC.
                                 WITH AND INTO
                               BB&T CORPORATION

  Section 1. Corporations Proposing to Merge and Surviving
Corporation. Matewan BancShares, Inc., a Delaware corporation ("Matewan"), shall be merged (the "Merger") with and into BB&T Corporation, a North Carolina corporation ("BB&T"), pursuant to the terms and conditions of this Plan of Merger (the "Plan of Merger") and of the Agreement and Plan of Reorganization, dated as of February 24, 1999, (the "Agreement"), by and between Matewan and BB&T. The effective time for the Merger (the "Effective Time") shall be set forth in the Articles of Merger to be filed with the Office of the Secretary of State of North Carolina and the Certificate of Merger to be filed with the Delaware Department of State. BB&T shall continue as the surviving corporation (the "Surviving Corporation") in the Merger and the separate corporate existence of Matewan shall cease. The name of the surviving corporation shall be BB&T Corporation.

  Section 2. Effects of the Merger. The Merger shall have the effects set forth in Section 8-259 of the General Corporation Law of the State of Delaware (the "DGCL") and in Section 55-11-06 of the North Carolina Business Corporation Act (the "NCBCA").

  Section 3. Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of BB&T as in effect immediately prior to the Effective Time shall remain in effect as the Articles of Incorporation and Bylaws of the Surviving Corporation following the Effective Time until changed in accordance with their terms and the NCBCA.

  Section 4. Conversion of Shares.

  (a) At the Effective Time, each share of common stock, par value $1.00, of Matewan ("Matewan Common Stock") and each share of the Cumulative Convertible Preferred Stock, Series A, par value $1.00, of Matewan ("Matewan Preferred Stock") outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become the right to receive shares of common stock, par value $5.00, of BB&T ("BB&T Common Stock") as described in Section 5.

  (b) At the Effective Time, each share of the common stock of BB&T issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

  Section 5. Merger Consideration. As used herein, the term "Merger Consideration" shall mean the number of shares of BB&T Common Stock to be exchanged for each share of Matewan Common Stock issued and outstanding as of the Effective Time (the "Common Exchange Ratio") and for each share of Matewan Preferred Stock issued and outstanding as of the Effective Time (the "Preferred Exchange Ratio") and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be distributable to a Matewan shareholder as provided in Section 2.7(b).

  (a) The Common Exchange Ratio shall be 0.67, and the Preferred Exchange Ratio shall be 0.8375.

  (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the Closing Value. The "Closing Value" shall mean the average closing price per share of BB&T Common Stock on the NYSE Composite Transaction List (as reported by The Wall Street Journal--Eastern Edition) for the five trading days (determined by excluding days on which the NYSE is closed) ending on the tenth calendar day immediately preceding the Effective Time (the tenth day to be determined by counting the first calendar day preceding the Effective Time as the first day). No person will be entitled to dividends, voting rights or any other rights as a BB&T shareholder in respect of any fractional share.

  Section 6. No Fractional Shares. Notwithstanding any other term or provision hereof, no fraction of a share of BB&T Common Stock, and no certificates or script therefor or other evidence of ownership thereof, will be issued in connection with the conversion of Matewan Common Stock and Matewan Preferred Stock in the Merger, and no right to receive cash in lieu thereof shall entitle the holder thereof to any voting or other rights of a holder of shares or fractional share interests of the Surviving Corporation. In lieu of such fractional shares, any holder of shares who would otherwise be entitled to fractional shares of BB&T Common Stock will, upon receipt by the Surviving Corporation of the instruction letter and other documents described in Section 2.8(d) of the Agreement, be paid the cash value of each such fraction as set forth in Section 5.

  Section 7. Amendment. At any time before the Effective Time, this Plan of Merger may be amended, provided that: (i) any such amendment is approved by the Boards of Directors of Matewan and BB&T; and (ii) no such amendment made subsequent to the submission of this Plan of Merger to the shareholders of Matewan shall have any of the effects specified in Section 8-251(d) of the DGCL without the approval of the shareholders affected thereby.

                                                                     APPENDIX B

                                                                  June 22, 1999
The Board of Directors
Matewan BancShares, Inc.
2nd Avenue and Vinson
Street Williamson, West
Virginia 25661

Dear Members of the Board:

  Matewan BancShares, Inc., Williamson, West Virginia ("Matewan") and BB&T Corporation, Winston Salem, North Carolina, ("BB&T") have entered into an agreement providing for the merger of Matewan with and into BB&T ("Merger"). The terms of the Merger are set forth in the Amended and Restated Agreement and Plan of Reorganization ("Agreement") dated February 24, 1999 and as amended on April 27, 1999.

  The terms of the Merger provide that, with the possible exception of those shares as to which dissenter's rights may be perfected, each share of Matewan common stock, $1.00 par value, will be exchanged for .67 shares of BB&T common stock, $5.00 par value, and that each share of Matewan convertible preferred stock, $1.00 par value, will be exchanged for .8375 shares of BB&T common stock (the "Exchange Ratios"), subject to certain adjustments.

  You have asked our opinion as to whether the proposed transaction pursuant to the terms of the Merger is fair to the respective shareholders of Matewan from a financial point of view.

  In rendering our opinion, we have evaluated the consolidated financial statements of Matewan and BB&T available to us from published sources. In addition, we have, among other things: (a) to the extent deemed relevant, analyzed selected public information of certain other financial institutions and compared Matewan and BB&T from a financial point of view to the other financial institutions; (b) compared the terms of the Merger with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available; (c) reviewed the drafts of the Agreement and related documents; (d) reviewed the historical market price of Matewan's common stock and convertible preferred stock and BB&T's common stock; and (e) made such other analyses and examinations as we deemed necessary. We also met with various senior officers of Matewan and BB&T to discuss the foregoing as well as other matters that may be relevant.

  We have not independently verified the financial and other information concerning Matewan and BB&T, or other data which we have considered in our review. We have assumed the accuracy and completeness of all such information; however, we have no reason to believe that such information is not accurate and complete. Our conclusion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Matewan and BB&T as they exist and are known to us as of March 31, 1999.

  We have acted as financial advisor to Matewan in connection with the Merger and will receive from Matewan a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

  It is understood that this opinion may be included in its entirety in any communication by Matewan or the Board of Directors to the stockholders of Matewan. The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

  Based on the foregoing, and subject to the limitations described above, we are of the opinion that the Exchange Ratios are fair to the shareholders of Matewan from a financial point of view.

                                          Sincerely,

                                          Baxter Fentriss and Company

                                                                     APPENDIX C

                                  SECTION 262
                        OF THE GENERAL CORPORATION LAW
                           OF THE STATE OF DELAWARE

(S) 262. Appraisal Rights.

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S) 251 (other than a merger effected pursuant to (S) 251(g) of this title), (S) 252,(S) 254, (S) 257, (S) 258, (S) 263 or (S) 264
of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depositary receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S) 228 or
  (S) 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or
  (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

  Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense if it is determined as provided by statute that the director or officer meets a certain standard of conduct, except that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

  The registrant's bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising out of his status as such, excluding: (i) any liabilities or litigation expenses relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of the registrant and (ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

  The registrant's articles of incorporation provide for the elimination of the personal liability of each director of the registrant to the fullest extent permitted by law.

  The registrant maintains directors' and officers' liability insurance that, in general, insures: (i) the registrant's directors and officers against loss by reason of any of their wrongful acts and (ii) the registrant against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

  Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. (S) 1818(b)).

Item 21. Exhibits and Financial Statement Schedules

  (a) The following documents are filed as exhibits to this registration statement on Form S-4:

 Exhibit
   No.                                 Description
 -------                               -----------
   2     Amended and Restated Agreement and Plan of Reorganization dated as of
         February 24, 1999 between BB&T Corporation and Matewan BancShares,
         Inc. (included as Appendix A to the Proxy Statement/Prospectus)

   5     Opinion of Womble Carlyle Sandridge & Rice, PLLC

   8     Tax Opinion of Womble Carlyle Sandridge & Rice, PLLC

  23(a)  Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibits
         5 and 8)

  23(b)  Consent of Arthur Andersen LLP

  23(c)  Consent of Ernst & Young LLP

  23(d)  Consent of Baxter Fentriss and Company

  24     Power of Attorney

  99(a)  Form of Matewan BancShares, Inc. Proxy Card

  99(b) Option Agreement, dated February 24, 1999, between BB&T Corporation and Matewan BancShares, Inc.

--------
  (b) Financial statement schedules: Not applicable.

Item 22. Undertakings

  A. The undersigned registrant hereby undertakes:

    1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  D. The registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  F. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  G. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on June 23, 1999.

                                          BB&T Corporation

                                                   /s/ Jerone C. Herring
                                          By: _________________________________
                                                     Jerone C. Herring
                                               Executive Vice President and
                                                         Secretary

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on June 23, 1999.

              Signature                                  Title
              ---------                                  -----
     /s/ John A. Allison IV*           Chairman of the Board and Chief Executive
______________________________________  Officer (principal executive officer)
          John A. Allison IV
        /s/ Scott E. Reed*             Senior Executive Vice President and Chief
______________________________________  Financial Officer (principal financial
            Scott E. Reed               officer)
      /s/ Sherry A. Kellett*           Executive Vice President and Controller
______________________________________  (principal accounting officer)
          Sherry A. Kellett
                                       Director
______________________________________
          Paul B. Barringer
     /s/ Alfred E. Cleveland*          Director
______________________________________
         Alfred E. Cleveland
   /s/ W. R. Cuthbertson, Jr.*         Director
______________________________________
        W. R. Cuthbertson, Jr.
       /s/ Ronald E. Deal*             Director
______________________________________
            Ronald E. Deal
      /s/ A. J. Dooley, Sr.*           Director
______________________________________
          A. J. Dooley, Sr.
        /s/ Tom D. Efird*              Director
______________________________________
             Tom D. Efird
      /s/ Paul S. Goldsmith*           Director
______________________________________
          Paul S. Goldsmith

              Signature                                  Title
              ---------                                  -----
     /s/ L. Vincent Hackley*           Director
______________________________________
          L. Vincent Hackley
        /s/ Jane P. Helm*              Director
______________________________________
             Jane P. Helm
    /s/ Richard Janeway, M.D.*         Director
______________________________________
        Richard Janeway, M.D.
   /s/ J. Ernest Lathem, M.D.*         Director
______________________________________
        J. Ernest Lathem, M.D.
      /s/ James H. Maynard*            Director
______________________________________
           James H. Maynard
                                       Director
______________________________________
        Joseph A. McAleer, Jr.
     /s/ Albert O. McCauley*           Director
______________________________________
          Albert O. McCauley
   /s/ Richard L. Player, Jr.*         Director
______________________________________
        Richard L. Player, Jr.
                                       Director
______________________________________
       C. Edward Pleasants, Jr.
       /s/ Nido R. Qubein*             Director
______________________________________
            Nido R. Qubein
       /s/ E. Rhone Sasser*            Director
______________________________________
           E. Rhone Sasser
        /s/ Jack E. Shaw*              Director
______________________________________
             Jack E. Shaw
       /s/ Harold B. Wells*            Director
______________________________________
           Harold B. Wells
      /s/ Jerone C. Herring
*By: _________________________________
          Jerone C. Herring
           Attorney-in-Fact